3

08003561

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MReal

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JUL 07 2008
THOMSON REUTERS

**FORMER NAME

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FILE NO. 82- 03696 FISCAL YEAR 12-31-07

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OICF/BY: dw

DATE: 7/3/08

Ex. number 82-3696

M-real

2007

annual report

ARIS
12-31-07

RECEIVED
2008 JUL -3 A 6:46
OFFICE OF INTERNATIONAL



02 m-real in brief
03 strategy
04 year 2007 in brief
05 key figures
06 CEO's review
10 consumer packaging
12 graphic papers
14 office papers
18 corporate responsibility
24 operating environment
26 risk management



32 financial statements 2007
104 corporate governance
108 board of directors
110 management team
112 quarterly data
114 production capacities
116 contact information
118 financial communication and investor relations



m-real in brief


M-REAL IS ONE OF EUROPE'S LEADING
PRODUCERS OF PAPERBOARD AND PAPER.

M-real offers premium solutions for consumer packaging and communications and advertising end-uses. M-real's global sales network serves the needs of publishers, printing houses, merchants, offices, well-known brand owners and folding carton printers.

M-real is part of Metsäliitto Group and is listed on the OMX Nordic Exchange Helsinki. In 2007, M-real's sales totalled EUR 4.4 billion. M-real has over 9,000 employees.

strategy

M-real's business is divided into three business areas: Consumer Packaging, Graphic Papers and Office Papers. The Consumer Packaging business area, which produces paperboard, is the strategic focus of M-real's businesses.

The extensive restructuring programme that began in October 2006 as part of the strategic review, which was initiated in spring 2006, was completed succesfully in November 2007. The second stage in the strategic review, the profit improvement programme for operations in Finland, was launched in February 2007. In these stages, M-real reduced a significant amount of overcapacity and sold about EUR 700 million of its assets. The cost savings and asset divestment targets set in the programmes were exceeded, and the included capacity closures were carried out even faster than was planned. The net working capital reduction progressed. Through its successful profit improvement measures, M-real was one of the few companies in the industry that was able to cover the sharp cost inflation during the year under review. The third stage of the strategic review was the divestment of the paper merchant Map Merchant Group. The strategic choice to give up the company's own merchant business supported the objective of reducing debt and strengthened cooperation with merchant customers.

In November 2007, as the fourth stage of its strategic review M-real launched a profit improvement and business concept simplification programme with the objective of covering most of cost inflation in 2008 and 2009 and reducing net working capital. The programme includes plans to close down the BCTMP mill in Lielahti, Finland, and paper machine 2 producing coated magazine paper at the Kangas mill in Finland. It also involves the reorganisation of business areas, and simplification of the coated magazine paper business and streamlining the sales and marketing organisation. The total annual profit improvement target is EUR 100 million by the end of 2009.

In the new programme, the focus shifted from traditional cost cutting to the development and simplification of businesses. The programme involved combining two business areas – the Publishing business area, focusing on magazine papers, and the Commercial Printing business area, specialising in coated fine paper – into the single Graphic Papers business area. The merger of the two business areas helped to reduce organisational complexity, streamlined management, and cost structure. M-real is also prepared to take other measures, such as cutting capacity, if they are required by the business environment.

The planned closures of the current programme and the measures of the completed programmes will reduce M-real's annual paper production capacity by 12 per cent (585,000 tonnes), paperboard production capacity by 6 per cent (70,000 tonnes) and pulp production capacity by 5 per cent (105,000 tonnes). As the strategic review progresses, M-real's personnel numbers will be reduced by approximately 6,000 people. At the end of 2006, the number of personnel was approximately 14,000, and upon completion of the programmes at the end of 2009, it is expected to be about 8,000.

In February 2008, M-real announced an additional target of EUR 200 million asset sale. The target sum includes the sale of the New Thames office paper mill in Kemsley, UK.

After the start-up of Metsä-Botnia's pulp mill in Uruguay during the fourth quarter of 2007, M-real achieved self-sufficiency in pulp in line with its strategy. The mill in Uruguay is one of the world's most cost-efficient chemical pulp production facilities and will thus help to significantly improve M-real's profitability.

Thanks to its actions, M-real has been able to boost its profitability and reduce debt in a difficult business environment. As the strategic review progresses, M-real will concentrate more on the packaging business, and in the future the company's paper business will be more focused.

year 2007 in brief

Operating profit by business area 2007, EUR million*



80
70
60
50
40
30
20
10
0
-10
-20
-30
Consumer Packaging
Office Papers
Graphic Papers

*) Excluding non-recurring items

Sales by business area 2007



- Consumer Packaging 21% 934 EUR million
- Graphic Papers 51% 2 268 EUR million
- Office Papers 16% 723 EUR million
- Others 12% 515 EUR million

January M-real closed Sittingbourne mill in the UK.

M-real sold 9 per cent of Metsä-Botnia's shares to Metsäliitto, after which M-real owns 30 per cent of Metsä-Botnia.

February M-real closed the Gohrsmühle mill's paper machines 6 and 7 in Germany.

M-real launched a EUR 40 million programme to improve profitability of operations in Finland.

March M-real Annual General Meeting elected honorary counsellor Juha Niemelä to the M-real Board of Directors.

May M-real sold the Tako carton plant in Finland to Finnish Pyroll Oy.

June M-real sold its carton plant in Hungary to the German STI Group.

July M-real purchased Kyröskoski gas combi power plant in Finland and the real properties the Kyröskoski mills are located on.

M-real announced the sale of Map Merchant Group to French Antalis, a subsidiary of Sequana Capital. In addition, M-real made an agreement with Antalis on sale of M-real's products through Antalis and Map sales net.

M-real closed the Wifsta mill in Sweden.

M-real closed Tako mill's board machine 2 in Finland.

October M-real's sale of Map paper merchant to Antalis was concluded.

M-real agreed to sell Zanders Reflex paper mill in Düren, Germany, to Arjowiggins Group. The transaction is subject to approval by the competition authorities.

November Metsä-Botnia's Uruguay pulp mill in Fray Bentos started up. M-real gained self-sufficiency in pulp in accordance with its strategy.

M-real announced its fourth strategic step to improve profitability and reduce complexity. The new programme included the planned closures in Finland of BCTMP mill at Lielahti and coated magazine PM 2 at Kangas, as well as the reorganisation of the company's business area structure, simplification of the coated magazine paper business, and streamlining the sales and marketing organisations. The programme also included combining Publishing and Commercial Printing business areas into the new business area Graphic Papers.

M-real sold its carton plant in Belgium to the French Autajon Group. The sale concluded the restructuring programme announced in October 2006. The asset divestments totalled to approximately EUR 700 million exceeding the original target of the restructuring programme of EUR 500 million.

Data to graphs on this spread: 2003 FAS, 2004–2007 IFRS.

key figures

	2007	2006	Change
Sales, EUR million	4 440	4 604	-4%
Operating profit excl. non-recurring items, EUR million	49	18	
- % of sales	1.1	0.4	
Operating profit, EUR million	-120	-229	
- % of sales	-2.7	-5.0	
Result from continuing operations before tax, EUR million	-273	-351	
- % of sales	-6.1	-7.6	
Result for the period, EUR million	-195	-399	
Return on capital employed, %	-2.6	-4.7	
Return on equity, %	-14.0	-16.8	
Interest-bearing net liabilities, EUR million	1 867	2 403	-22%
Gearing ratio, %	112	126	
Equity ratio, %	32.1	30.9	
Earnings per share, euros	-0.59	-1.21	
Earnings per share, from continuing operations, euros	-0.76	-1.03	
Equity per share, euros	4.93	5.62	-12%
Dividend per share, euros	0.06*)	0.06	0%
Market capitalization 31 Dec., EUR million	1 070	1 573	-32%
Gross capital expenditure, EUR million	259	428	-39%
Gross capital expenditure, from continuing operations EUR million	253	419	-40%
Cash flow arising from operating activities, EUR million	127	222	-43%
Personnel 31 Dec.	9 508	14 125	-33%
Personnel 31 Dec., from continuing operations	9 508	11 711	-19%

*) Board of Directors' proposal for 2007


Sales, EUR million
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2003 2004 2005 2006 2007
Years 2003-2004 figures have not been restated due to disposal of Map Merchant Group


Operating profit, EUR million
100
50
0
-50
-100
-150
-200
-250
2003 2004 2005 2006 2007
Years 2003-2004 figures have not been restated due to disposal of Map Merchant Group


Operating profit, %
2
1
0
-1
-2
-3
-4
-5
2003 2004 2005 2006 2007
Years 2003-2004 figures have not been restated due to disposal of Map Merchant Group


Return on capital employed, %
6
4
2
0
-2
-4
-6
2003 2004 2005 2006 2007
Years 2003-2004 figures have not been restated due to disposal of Map Merchant Group

dear reader

CEO's review

M-real's journey towards becoming a more profitable, yet possibly smaller company than it is today continues. In the future, M-real will have an even stronger packaging business area, and its paper business will be more focused. Due to the asset sales implemented by us we have concentrated on our strengths in our key business and streamlined non-core businesses. The difficult business environment also means that, we must continue to improve efficiency. Traditional forms of cost cutting will no longer be enough in the future. The new programme that we started in November 2007, includes simplifying our business and product concepts to cut costs and free the capital tied up in our operations. We will also improve customer service and the efficiency of production and deliveries, which will result in shorter delivery times and a smaller working capital for our customers.

During the year under review, demand for our main products was at a good level. The price development of office paper was favourable, and board prices started to rise in the second half of the year. The fall in magazine paper prices also halted, and price increases for 2008 were agreed upon. Active measures to increase the prices of coated fine paper continued, but the results were unsatisfactory. The overall development of product prices fell short of our objectives. Overcapacity is the most significant factor behind the poor development of paper prices, and M-real has been at the forefront in dismantling it. In this difficult overcapacity situation, the division between responsible and less responsible actors became increasingly evident during the year under review. Responsible companies, such as M-real, have operated consistently over the long-term to dismantle overcapacity and improve the market situation, while less responsible companies have not participated in this task.

Cost inflation will also continue to present a great challenge for the paper industry in the future. The availability and price of wood, our most important raw material, are the most important factors behind cost increases. Possible Russian export duties and the EU's new targets for the use of bioenergy will have a crucial impact on the development of the wood market. If the export duties enter into force in full it will, in practice, mean the end of wood imports from Russia. The EU's new bioenergy targets have a significant effect on the availability and price of wood. Besides wood, the costs of energy and chemicals are expected to continue to increase and thus maintain cost inflation. We were able to cover cost inflation in 2007 through the profit improvement actions carried out during the year. The profit improvement and business concept simplification programme started after the concluded programmes aimes at covering as large a part as possible of the cost increases in 2008 and 2009.

In implementing the restructuring programme, we sold approximately EUR 700 million of our assets. Working capital was reduced substantially. The objective is to also free up at least EUR 200 million by divestments of assets and by decreasing working capital further. Investments will be reduced to a level of EUR 150 million in 2008.

During the year under review, the company's financing situation was stable. Due to the successful divestment programme, there are no refinancing needs this year. Our aim is to minimise the refinancing needs also in 2009 by the new EUR 200 million divestment programme.

The profit improvement and business concept simplification programme include plans to close the BCTMP mill at Lielahti and the paper machine at Kangas which produces coated magazine paper. In addition to these specified closures, M-real is prepared for new capacity-reduction measures if required by the business environment.

Pressure for restructuring in the European paper industry has continued to increase. Consolidation would significantly improve the opportunities for the paper industry to reduce overcapacity and overlapping operations, and to increase product prices. M-real will continue to work towards the achievement of these objectives.

Our journey of change in this difficult business environment will continue. I am happy to observe the strong fighting spirit of M-real personnel, a fact which has also been noticed outside the company by our important stakeholder groups. I would like to thank our personnel for these efforts. We will continue to need the strongest possible commitment in the future too. I would also like to thank our customers and partners for their work during 2007. Thanks to our common efforts I strongly believe that we are one step closer to achieving our objective – stronger and profitable M-real.

Mikko Helander



M-real's business is divided into three **business areas:** Consumer Packaging, Graphic Papers and Office Papers. The strategic focus of M-real's businesses is the Consumer Packaging business area, which produces high-performance paperboards and packaging solutions and related services.





consumer packaging

M-real's Consumer Packaging business area is an innovative supplier of high performance paperboards, speciality papers, packaging solutions and related services. It serves carton printers, converters, brand owners and merchants for end-uses such as beautycare, cigarettes, consumer durables, foods, healthcare and graphics.

Consumer Packaging's main markets are Europe, North America and Asia. It is the second largest producer of folding boxboard both in Europe and globally, and the global leader in coated white top kraftliner and wallpaper base.

Consumer Packaging's product portfolio includes cartonboards for packaging and graphics applications, white top and coated white top kraftliners for corrugated packaging applications, wallpaper base and speciality papers for flexible packaging, labelling and self-adhesive laminates.

The total offering also includes services such as the quick availability of sheeted board, technical services, seminars and training. The business area also provides carton design, packaging procurement and print management services.

In recent years, M-real has developed and started the business of new advanced technologies to help customers fight the increased counterfeiting of branded goods. The brand protection offering consists of covert and overt technologies applied to folding cartons to match a broad range of products' protection needs.

Consumer Packaging key figures	2007	2006	Change
Sales, EUR million	934	971	-3.8%
EBITDA, EUR million	136	131	3.8%
EBITDA, %	14.6	13.5	
EBITDA, excl. non-recurring items, EUR million	142	131	8.4%
Operating profit, EUR million	56	43	30.2%
Operating profit, %	6.0	4.4	
Operating profit, excl. non-recurring items, EUR million	71	47	51.1%
Operating profit, excl. non-recurring items, %	7.6	4.8	
Return on capital employed, %	7.5	5.1	
Return on capital employed, excl. non-recurring items, %	9.5	5.6	
Deliveries, 1 000 tonnes	1 203	1 161	3.6%
Production, 1 000 tonnes	1 210	1 121	7.9%
Personnel average	1 504	2 573	-41.5%

Developments in 2007

Demand for folding boxboard, white top kraftliner and especially for wallpaper base was strong in 2007 and the utilisation of production capacity was at a high level. After the stagnation of three years paperboard prices started to improve in 2007.

M-real sold its carton plants in Finland and in Hungary in early summer and in December, the carton plant in Belgium.

Consumer Packaging joined Sustainable Packaging Council (SPC) in June.

In July M-real purchased gas combi power plant in Kyröskoski, Finland. In July board machine 2 was closed at M-real Tako, Finland.

Consumer Packaging continued to develop Express Board sheeting services, which provide customised sheet sizes with short lead times. The service started at M-real Stockstadt in Germany in January 2007. Besides Germany Express Board service is now available also in the Netherlands and Finland.

M-real upgraded Avanta Ultra and Avanta Prima grades produced at M-real Kyro mill in Finland in March. These grades are mainly used in beautycare and healthcare end-uses.

Feedback from M-real's customers proved that Kemiart Ultra coated white top kraftliner can be postprinted without drying equipment and no loss of efficiency in production.

Market outlook

The global demand for cartonboards is expected to remain healthy. Growth is strongest in Eastern Europe, Asia and Latin America. The estimated market growth derives from trends such as population growth and ageing, urbanisation, increasing hygiene requirements, improving standards of living and increasing demand for branded goods.

The demand for white top liners is expected to grow briskly in Europe and the USA, but moderate growth is likely in Asia. After the improved market situation in wallpaper base in 2007 good demand is predicted to continue. Market growth in paper for flexible packaging is likely to remain modest.

CASE

Efficient Packaging benefits the whole packaging value chain

The purpose of the packaging is to both protect and promote the product. Packaging is efficient when it performs all these functions effectively and economically throughout its lifecycle, from the making of the carton to its disposal.

Branding power

Most purchasing decisions are made at the point-of-sale. In retail, lasting impressions are made at first sight – and touch. Consumers notice quickly if the packaging does not match the perceived brand identity. This sets material demands very high. For example, brightness and surface smoothness of the paperboard are essential in creating an attractive packaging. M-real has conducted consumer perception studies in order to find out how packaging affects the purchasing decision.

Lightweighting

M-real has taken significant steps to help customers reduce their costs by lightweighting its paperboards. Investments carried out at M-real Simpele in 2006 and at M-real Kyro in 2007 improved Consumer Packaging's offering of lightweighted paperboards by increased yield without compromising on quality.

Enhanced runnability

Alongside stiffness, quality consistency is the key parameter in runnability in converting line. That is why M-real has introduced even tighter tolerances to its paperboards which enhances productivity and profitability in converting processes.

Improved logistic performance

Packaging and retail solutions require that cartons can be stacked. Stacking puts cartons under considerable forces of compression, which can result in bulging and cracking. Damaged packaging causes additional costs, produces waste and undermines brand identity. Therefore M-real has paid special attention to bending stiffness and compression strength of its paperboard.

Extensive sustainability

In packaging, economic and environmental goals actually converge: improving efficiency improves sustainability as well throughout the whole value chain by creating less waste as well as decreasing the amounts to be transported.

Biggest folding boxboard producers in Europe


Stora Enso
M-real
Cascades
Holmen
International Paper
0
200
400
600
800
1 000
Capacity, 1 000 tonnes

graphic papers

M-real's Graphic Papers business area provides coated and uncoated graphic papers and related services to publishing, advertising and communication end-uses. Customers include printers, publishers, advertising agencies and corporations served both directly and through merchant partners.

M-real's magazine and fine papers are used in high quality magazines, catalogues, brochures, annual reports, inserts, books and direct mail. Brand names include Galerie, EuroArt, Allegro, Furioso, Tauro and Era.

The Graphic Papers business area was established in November 2007 when the former Publishing and Commercial Printing business areas were combined. Integration of two business areas enables synergies and sharing best practices across wide range of activities including management, manufacturing, logistics and sales and marketing.

Graphic Papers business area's annual production volume totals 3 million tonnes, including coated magazine papers, coated fine papers and uncoated fine papers from mills in Finland, Sweden, Germany, Austria and Switzerland. The main market is in Europe, but large volumes are also delivered to North America and Australia. The main markets for magazine papers are the UK, Germany, France, Spain, Poland, Russia and Finland. In fine papers, M-real has strong position especially in Central and Eastern Europe, the UK and the Nordic countries.

The market in coated magazine and coated fine papers was tough in 2007. Market prices were stagnant during the year, and the downward trend of the USD brought a negative effect on earnings. The increased raw material and energy costs also weakened profitability, which was mostly offset by achieved efficiency improvements and cost savings at mills and within the sales network. The supply demand balance improved clearly towards the end of 2007 due to capacity closures both in coated magazine and fine papers. Sittingbourne mill, UK, and Gohrsmühle's PM6 and 7 in Germany were closed. In addition, M-real announced its plans to close the Kangas mill PM2, Finland, which produces coated magazine paper.

During 2008, M-real's coated fine paper mills will gain self-sufficiency in pulp through the pulp supplied by Metsä-Botnia's Uruguay mill.

Developments in 2007

As part of Galerie Customer Program, a new coated magazine paper, Galerie Silk, was developed. Galerie Silk combines high bulk with good visual properties, allowing customers to use lighter basis weights thus enabling cost savings. The production of the new Galerie Silk allows improved efficiency, quality consistency and availability at Kangas mill.

Era, a new coated fine paper range responding to demand for the use of recycled and certified virgin fibres was launched. The new range is produced at Gohrsmühle mill and contains 50 per cent recycled fibre and 50 per cent FSC certified fibre.

Kirkniemi mill in Finland received EMAS (Eco-Management and Audit Scheme) accreditation. The EMAS statement addresses the environmental impacts and goals of the mill, and describes the practices deployed.

M-real invested in a new winder at Kirkniemi mill's PM1 to meet the increasing quality standards set by new wider web offset printing presses. M-real Kirkniemi mill also completed a two-year quality improvement project of EUR 13.9 million, which concentrated on improving pulp's mechanical and chemical processes on PM1 and PM2. The investment brings improvements in quality consistency and efficiency.

A new SAP-based IT solution to support sales, distribution and planning was implemented at the Äänekoski, Hallein, Stockstadt and Biberist mills. Tailored to service merchant customers, the system enables new service offerings as well as cost benefits through business automation processes. The system will be completed at Gohrsmühle mill during 2008.

Sittingbourne mill and PM6 and PM7 at Gohrsmühle mill, were closed. Furthermore, M-real announced plans to shut down the PM2 at Kangas during first half of 2008.

For the third year running, M-real won the Magazine Paper Supplier of the Year award from the Periodical Publishers Association in the UK. The judges commented: "M-real clearly

Graphic Papers key figures	2007	2006	Change
Sales, EUR million	2 268	2 390	-5.1%
EBITDA, EUR million	120	93	29.0%
EBITDA, %	5.3	3.9	
EBITDA, excl. non-recurring items, EUR million	142	187	-24.1%
Operating profit, EUR million	-81	-212	
Operating profit, %	-3.6	-8.9	
Operating profit, excl. non-recurring items, EUR million	-23	4	
Operating profit, excl. non-recurring items, %	-1.0	0.2	
Return on capital employed, %	-3.9	-9.5	
Return on capital employed, excl. non-recurring items, %	-0.9	0.3	
Deliveries, 1 000 tonnes	3002	3 153	-4.8%
Production, 1 000 tonnes	2 962	3 090	-4.1%
Personnel average	5 135	5 862	-12.4%

demonstrates a strong partnership approach, in terms of product development, environmental performance, technical support and honesty."

Market outlook

The global demand for coated mechanical reels grew moderately in 2007. The clearly strongest growth area was Eastern Europe. Growth was driven by an improving advertising market and new magazine launches. The growth in 2008 is estimated to be somewhat slower than in 2007.

A significant amount of coated mechanical reels capacity has been closed in Europe and North America. The market balance is expected to stay tight also in 2008. Price increases in coated magazine papers were carried out in all markets at the end of the year to take effect in January 2008.

The global demand for woodfree coated papers in 2007 was slightly higher than in 2006. The demand was strongest in Eastern Europe, Western Europe showed a moderate growth. The exports of woodfree coated papers to North America declined. The global demand outlook for 2008 is showing a somewhat faster demand growth than in 2007, the demand growth outlook for Europe is a bit lower than in 2007.

[CASE]

Galerie Customer Program

Following a detailed customer survey, M-real undertook a major review of its magazine paper product and service portfolio, and introduced a new concept under the name Galerie Customer Program.

M-real's research indicated that customers want paper suppliers to pay more attention to overall supply and process efficiency. Their key needs are speed, flexible production solutions, consistent quality and efficiency in the printing process.

The changes undertaken in M-real's magazine paper and service offering are a simpler choice of products, faster availability, improved quality consistency, improved print performance services, and a menu of supply service options priced with greater transparency. Customer choice is simplified by the reduction of overlapping products, and faster availability made possible by more frequent production cycles. With fewer changes in the production process, high product quality consistency can be ensured.

M-real's Print Performance Services help customers achieve improved print quality, consistent colour and image reproduction, and higher press performance, resulting in cost savings. M-real's colour management services have already been used by demanding customers including e.g. Condé Nast (Vogue), BBC Magazines, and Oriflame.

The Galerie Customer Program was introduced to customers in November 2007 and was well-received. The implementation will continue during 2008. The full benefits from streamlined product range and improved supply service will become effective from the second quarter of 2008.

Biggest coated magazine paper producers in Europe


UPM-Kymmene
Stora Enso
M-real
Burgo
Myllykoski
0 500 1 000 1 500 2 000 2 500 3 000
Capacity, 1 000 tonnes

Biggest coated fine paper producers in Europe


Sappi Europe
Lecta
M-real
Burgo
UPM
0 500 1 000 1 500 2 000
Capacity, 1 000 tonnes

COATED MAGAZINE PAPERS	Galerie Lite Galerie Brite Galerie Silk Galerie Fine
COATED FINE PAPERS	Allegro Era Furioso EuroArt Plus EuroBulk Galerie Art Mega ikono
UNCOATED FINE PAPERS	Tauro Cento
SPECIALITIES	Chromolux Zanders autocopy Zanders Zeta Zanders Gohrsmühle Zanders Classic Zanders Reflex Special Zanders Bankpost Zanders Medley Zanders Elefantenhaut Zanders Efalin Zanders Spectral Zanders Trevi

office papers

M-real's Office Papers business area produces, markets and sells a range of high quality uncoated fine papers to meet the continuing growth in paper usage in offices and homes. This includes papers for printing and copying, as well as for forms, envelopes, manuals and various business communications.

Office Papers' business reels are sold directly to converters or printers and cut size paper through a variety of different channels, mainly paper merchants, original (office) equipment manufacturers and office product resellers. Paper represents a significant part of their assortment. In the case of paper merchants, paper is at the core of their offer. Office products resellers offer the widest assortment covering everything needed to run an office. The office products resellers distribute via networks of contract stationers, office dealers, mail order companies and retail stores.

The European market for office papers is dynamic and changing. Existing channels become more sophisticated and new channels emerge. M-real stays ahead by continually developing its commercial activities through all the channels, ensuring that M-real's brands are leading the office paper category both in terms of differentiation and relevance.

M-real's office papers portfolio ranges from specially engineered papers for demanding applications through to cost effective papers for large volume work. M-real's brands are well established in the markets they serve and include; Data Copy, Logic, Evolve and Modo Papers.

Data Copy is Europe's leading manufacturer brand in office paper. Recycled paper is more in demand than ever. M-real has Evolve, which is the 100 per cent recycled paper range in Europe. Modo Papers covers a wide range of specific products sold as business reels including paper for envelope converting, pre printing, laser and inkjet printing.

M-real's position on the market is strengthened by the convenient location of its production units in Sweden and France, combined with efficient logistics.

Developments in 2007

Wifsta mill in Sweden was closed down in July. The mill had an annual capacity of 175,000 tons of uncoated woodfree paper.

A new customer service and supply chain planning system, integrating systems from sales order processing through to despatch and invoicing, was implemented in all Office Paper mills in 2007. This enables more efficient paper machine scheduling, automated enquiry handling and greater optimisation potential through sales and operations planning, giving the customer a more efficient and reliable service. State-of-the art planning functionality makes this a major step forward in the management of the supply chain.

Office Papers created a technical marketing function integrating research and development disciplines but expanding the scope to include more market orientated functions such as product development, market analysis and the environment. Office Paper expects more flexibility and reactivity towards market trends and customer demands. This will result in a stronger and more relevant future offering structure, particularly in areas such as consumer applications and product packaging.

Office Papers restructured its sales and marketing function to better align with its successful multi-channel sales strategy. The result is a structure which reflects the optimal approach towards the market. Dedicated channel teams execute and develop defined and relevant channel strategies. The result is the removal of complexity

Office Papers key figures	2007	2006	Change
Sales, EUR million	723	727	-0.6%
EBITDA, EUR million	53	59	-10.2%
EBITDA, %	7.3	8.1	
EBITDA, excl. non-recurring items, EUR million	78	69	13.0%
Operating profit, EUR million	-187	-18	
Operating profit, %	-25.9	-2.5	
Operating profit, excl. non-recurring items, EUR million	23	7	
Operating profit, excl. non-recurring items, %	3.2	1.0	
Return on capital employed, %	-29.6	-2.3	
Return on capital employed, excl. non-recurring items, %	4.2	1.1	
Deliveries, 1 000 tonnes	947	1 039	-8.9%
Production, 1 000 tonnes	973	1 028	-5.4%
Personnel average	1 657	1 822	-9.1%

and duplication in favour of a truly customer focussed orientation.

In February 2008, M-real announced the agreement to sell its New Thames office paper mill in the UK to DS Smith Plc. The transaction is subject to approval by the competition authorities.

Market Outlook

Despite advances in electronic media and changes in information handling, which are often seen as a threat to paper, the European consumption of cut size paper is steadily increasing. In the short term, M-real expects the cut size market to develop positively. In the long run, however, the performance of the business reels sector will be less favourable, mainly because of growing competition from cut size applications.

Nevertheless, in some markets the growth has slowed down and the producers have taken action to improve the supply/demand balance and restore the profitability of the industry. In practice this has meant announcements to close down production capacity and increasing prices. This has also been vital due to considerably increased operating costs, mainly wood. Supply demand balance has more recently been impacted by the weakening of the USD; as a consequence the industry has repatriated exports and simultaneously Europe has become more attractive for imports from other areas.

Biggest uncoated fine paper producers in Europe


Stora Enso
Mondi
M-real
Internatiol Paper
Portucel
0
500
1 000
1 500
2 000
Capacity, 1 000 tonnes

M-REAL OFFICE PAPER BRANDS

Data Copy

Evolve

Logic

Modo Papers

More information is available on www.m-real.com or visit the product web sites.

www.datacopy.com
www.evolve-papers.com
www.logic-papers.com

"M-real's journey towards becoming a **more profitable,** yet smaller company than it is today continues."

Mikko Helander, CEO



corporate responsibility

M-real cost structure 2007*



- Wages and salaries 18%
- Chemicals 18%
- Wood and wood fibres 17%
- Deliveries 14%
- Other fixed costs 14%
- Energy 11%
- Pulp 6%
- Other variable costs 2%

* Total annual costs in industrial operations approximately EUR 3.5 billion

Resources

The most important resources and cost factors in M-real's cost structure are personnel, chemicals, wood and wood fibres, deliveries and energy.

Wood supply

The majority of M-real's wood raw material in Finland comes from the private forests of the owner-members of Metsäliitto Cooperative. Other wood procurement countries are Sweden, Russia, France, Austria, Germany, Latvia, Uruguay, Estonia and Lithuania. Metsäliitto supplied M-real mills 12.9 million cubic metres of wood (including 30 per cent of wood raw material delivered to Metsä-Botnia mills). Wood raw material is procured for production units with minimum transport distances, which is done, for example, to reduce the carbon dioxide emissions caused by the transportation of roundwood.

M-real is committed to the responsible procurement of wood and wood fibre in compliance with local legislation. Metsäliitto's certified quality and environmental management systems for wood procurement include a wood origin tracking system. This means that Metsäliitto knows the origin of the wood it procures whether it comes from a certified forest or not.

M-real supports forest certification based on independent third-party verification and aims to increase the share of certified wood raw material in its products and launch more products with forest certification labels. In 2007, 69 per cent of the wood raw material supplied to M-real mills originated from certified forests.

By the end of 2007, Metsäliitto had a certified Chain-of-Custody in almost all of its wood procurement countries, which enables the formal verification of the proportion of certified wood. All M-real mills hold certified Chain-of-Custody systems.

Wood supply to M-real mills by country 2007*

1 000 m³	2007
Sweden	2 282
Finland	2 048
France	1 286
Russia	793
Austria	765
Germany	513
Latvia	438
Uruguay	306
Estonia	223
Lithuania	178
Total	8 832

* Includes 30 per cent of wood delivered to Metsä-Botnia mills.
Figures include only wood deliveries, inclusive imported wood, originating from certified forests, supplier holding a Chain-of-Custody certificate.

Pulps

In 2007, M-real used 3.2 million tonnes of chemical pulps, chemi-thermomechanical pulps and recycled fibres. Of these, 1.9 million tonnes were produced at the company's own mills and 1.1 million tonnes at Metsä-Botnia's mills (exceeded M-real's share of ownership by 370,000 tonnes). In addition, 360,000 tonnes were purchased from external suppliers and 210,000 tonnes were sold externally. M-real requires that its pulp suppliers operate in strict compliance with the legislation, and report annually on the origin of wood, forest certification and environmental data.

Energy

M-real's energy solutions always aim to take into account the challenge posed by climate change. M-real aims to reduce its carbon dioxide emissions systematically, in line with its climate strategy. Measures to cut emissions include investments in new energy-efficient technology, and plans to reduce the carbon dioxide emissions of certain units by introducing energy production based on waste or biofuels. Decisions on future energy projects will be made taking climate issues into account.

The total amount of fuels used by M-real's mills in 2007 was 22.0 TWh. In addition, the company purchased 3.8 TWh of electricity and 1.6 TWh of heat. The amount of energy consumed by the mills was 33.4 TWh. Calculated at the fuel level, biofuels accounted for 60 per cent of total energy consumption.

Bioenergy

M-real aims to utilise various biofuels optimally and to increase the already high share of bioenergy In addition to by-products from its own mills, M-real purchases biofuels from external suppliers. Of M-real's own energy production biofuels accounted for 63 per cent.

Through its high share of biofuels, M-real demonstrates its commitment to use renewable energy and meet the new, stricter objectives on climate issues. It is natural for the forest industry to utilise also the by-products of its

Deliveries of certified wood to M-real mills 2007*

	PEFC %	FSC %
Austria	83	0
Germany	77	0
Finland	73	2
France	41	12
Sweden	24	34

* Including 30 per cent of wood delivered to Metsä-Botnia mills.

processes. When the product comes to the end of its life cycle, it can be either recycled or utilised as fuel in energy production.

Nevertheless, M-real is concerned about wood raw material being used as fuel, as it makes it impossible to utilise the opportunity to create added value, such as jobs, by processing the wood into products with higher added value. From the national economy perspective, it is more sustainable to convert wood into products rather than burn it to produce energy. According to M-real, society should not subsidise energy production from wood that is suitable for further processing.

Energy efficiency

To further improve energy efficiency, M-real launched an extensive development project at the beginning of 2006. The energy efficiency project has produced significant results and cost-savings. The improvement of energy efficiency will continue systematically.

By the end of 2009, all of M-real's production units will have an energy efficiency system. The objective of the energy efficiency system is to incorporate energy efficiency as an integral part of M-real's management system.

The measures carried out in 2006 and 2007 in the energy efficiency project have reduced M-real's emissions of carbon dioxide by approximately 100,000 tonnes per year compared with the level before the project.

Emissions trading

M-real's mills participate in EU-wide emissions trading which began at the beginning of 2005. For M-real, the direct economic effects of emissions trading have so far been small, as the company received free emission rights corresponding to its need. However, emissions trading caused M-real significant indirect costs, as the market prices of electricity and wood-based fuel went up.

Starting in 2008, the amount of freely-distributed emissions rights will be reduced significantly, which, together with the forecast increase in the price of electricity, will increase M-real's energy procurement costs. To counterbalance this cost increase, M-real will continue to improve its energy efficiency, which will also contribute to the reduction of carbon dioxide emissions.

Environment

The key principles in M-real's environmental policy are responsibility across the whole organisation and continuous improvement. It includes the use of wood raw material procured from sustainably managed forests, efficient and responsible use of natural resources and production assets, product safety and recyclability, monitoring of environmental impacts and open communication with various stakeholder groups.

M-real's environmental goals are based on the principle of continuous improvement and minimising harmful environmental impacts. All M-real mills have certified ISO 9001 quality management systems and ISO 14001 environmental management systems.

Continuous improvement of operations is ensured by setting development targets and by launching development projects at both corporate and mill level. Progress is monitored and reported regularly. Relevant environmental incidents and the progress made in investments projects and permit processes are reported monthly. The mills are responsible for setting their own numerical emission targets, depending on local conditions and requirements. The mills report quarterly their emissions and discharges.

In 2007, carbon dioxide emissions resulting from the use of fossil fuels increased by about one per cent compared with the previous year, while at the same time the production volume decreased by about five per cent. The fact that carbon dioxide emissions increased while production decreased was due to changes in the company's production structure and calculation limits. The Kyröskoski gas combi power plant and its emissions moved within the calculation limit, while the Pont Sainte Maxence, Sittingbourne and Wifsta mills, which used purchased electricity and heat and were thus nearly emission-free in the carbon dioxide balance sheet, were divested or closed down. In addition, M-real's share of Metsä-Botnia, which emits only small amounts of carbon dioxide, declined. These changes in the production structure and calculation limit caused a theoretic increase of eight per cent in carbon dioxide emissions calculated per production tonne. However, the company's comparable carbon dioxide emissions per production tonne decreased by three per cent.

Consumption of pulps*


1 000 tonnes
3 500
3 000
2 500
2 000
1 500
1 000
500
0
-500
Own production
External purchases**
Share of Metsä-Botnia
External sales
Consumption of pulps

*) includes chemical pulp, chemi-thermomechanical pulp, recycled fibres
**) includes 0.4 tonnes purchases from Metsä-Botnia which exceed M-real share in Metsä-Botnia

Development of energy usage 2005–2007


GWh
20 000
15 000
10 000
5 000
0
2005
2006
2007
Use of wood-based fuels
Use of fossil fuels
Purchased electricity
Purchased heat

Sources of total energy, 2005-2007*

	2007 GWh	2007 %	2006 %	2005 %
Wood-based	14 742	44	45	45
Natural gas	7 424	22	21	24
Coal	4 446	13	14	12
Nuclear power	3 123	9	9	9
Hydro power	2 084	6	6	6
Oil	1 156	3	3	3
Peat	455	1	1	1

* Includes estimated energy sources of purchased electricity and heat.

M-real takes the challenges caused by climate change into account in its energy solutions and aims to continuously reduce its carbon dioxide emissions. Measures to reduce emissions include investments in new, energy-efficient technology, maximisation of combined heat and power (CHP) production and plans to reduce the carbon dioxide emissions of the power plants of certain units by using energy production based on waste or biofuels.

Discharges to water causing eutrophication decreased by 6 per cent. Total emissions per tonne of production decreased by 1 per cent.

Improvements at mills

Several improvements at M-real's mills were carried out in 2007, reducing their environmental impacts and risks. The most significant measures taken focused on minimising the wastewater load.

At M-real Stockstadt, a new anaerobic wastewater treatment system was implemented. As a result, the removal of COD is now over 90 per cent. The biogas produced by the anaerobic process is utilised as fuel at the mill's power plant. M-real Kirkniemi installed a new control system for the effluent treatment plant, enhanced the tertiary treatment stage, and increased the capacities of sludge treatment and cooling of waste water. New energy-saving bottom aerators were installed at the biological waste water treatment plant of M-real Tako BCTMP mill.

M-real Joutseno and Kaskinen BCTMP mills discontinued the use of nitrogen acid as a washing agent at the process water evaporation plant, which considerably reduced the nitrogen load of their waste waters. In addition, Joutseno mill introduced a washing liquid concentration and recovery system that made chemical recovery more efficient and reduced the COD load in waste water.

M-real Äänekoski Paper installed new reject recovery equipment. The introduction of the equipment and changes in operating methods enabled the mill to reduce the amount of suspended solids in waste water to less than half. M-real Kemiart Liners enhanced the recovery of suspended solids by directing more circulation water to the paper machine's disc filter.

M-real Kyro completed the lengthy and technically-challenging noise-reduction project at the wood conveyor.

New Low-Nox burners were installed at the power plant of M-real Tako, and the control system of the power plant was renewed. After these changes, nitrogen oxide emissions were reduced by over 50 per cent

M-real Kirkniemi published its first-ever EMAS-compliant environmental report. In addition, M-real Hallein, Stockstadt, Äänekoski and Kangas mills published updated EMAS reports. Hallein's EMAS report was rewarded for the second time in Austria's national environmental report competition.

Product and chemical safety

M-real is actively monitoring the drafting of new legislation on product and chemical safety and aims to identify and take into account risks related to product and chemical safety already in the product development. Trained experts provide information on new research results and upcoming commitments.

During the year under review, M-real updated its product safety policy on packaging paperboards and papers. In line with this, M-real ensures that the packaging paperboards and papers that it manufactures are safe, when used correctly, both for people and the environment.

In line with its product safety policy, M-real:

- manages hygiene and product safety risks throughout the whole supply chain from the development of packaging materials and solutions all the way to their manufacturing and distribution;
- meets or exceeds statutory requirements;
- uses only raw materials with a known origin, ensuring the traceability of raw materials and finished products, especially when manufacturing products for uses with very strict hygiene requirements, such as food packages.

The manufacturing of packaging materials is part of the food production chain. That is why M-real's paperboard mills have for years used an HACCP system, certified in accordance with the DS 3027 standard, which facilitates the identification and management of product safety risks. The system will be supported by an expanded food safety management system that complies with the ISO 22000 standard, starting with Kemiart Liners which was certified in 2007.

M-real is aware of the obligations imposed by the EU's new chemical law, the REACH regulation, and is preparing actively to comply with them. M-real mills have undertaken an inventory of the chemicals they use and identified their country of origin. A database of the most important chemicals used in production is kept on environment, health and safety related data. M-real has carried out comprehensive

Environmental indicators

			2007	**2006**
Emissions to air	Greenhouse effect	Tonnes CO_2-eqv	2 026 655	2 000 120
	Acidification	Tonnes SO_2-eqv	7 656	8 861
Discharges to water	COD	Tonnes	41 082	44 991
	Eutrophication	Tonnes P-eqv	233	248
Waste	Landfill waste	Tonnes	69 785	84 923

evaluations of suppliers to ensure the availability of important raw materials now and in the future, and the results of the evaluation indicate that the most important raw materials will probably remain on the market.

The REACH regulation (1907_2006), which entered into force on 1 June 2007, brings new challenges, especially for manufacturers and importers of chemicals, but also for users. With the entry into force of REACH, the responsibility for carrying out safety evaluations shifted from the authorities to industry. That is why it is important that an internal consensus on the interpretation of the law is achieved in the industry. As of 2005, M-real has participated actively in the preparation of REACH both at the European level in CEPI (The Confederation of European Paper Industries) and in national forest industry organisations.

Authorised persons at M-real's mills were trained during the year under review to ensure that the requirements of the REACH regulation are met. The mills have also identified the by-products and intermediate products possibly affected by the REACH registration obligations. The introduction of the REACH regulation emphasises the importance of interaction between chemical supplier and companies using them.

Since M-real is a significant user of plant-based raw materials, it keeps a close eye on the research regarding genetically modified organisms (GMO). M-real will not, however, approve the use of GMO-based raw materials until adequate experience, as well as high-quality research data, is available on their use.

The number of old environmental liabilities has decreased due to the cleaning up of contaminated land areas in recent years. Possibly contaminated land areas located at production sites have been surveyed extensively in 2005–2006 and the necessary rehabilitation measures are mostly minor. At the present time, significant known old environmental obligations concern only three landfill sites decommissioned by M-real. The required measures involve the closure and after-care of landfill sites.

Paper Profile and carbon footprint calculations in environmental communications

M-real's customers value Paper Profile environmental product declarations. Paper Profile is an internationally standardised environmental product declaration developed by European paper producers. Paper Profile includes compact data and specifications on a paper product and its environmental impacts such as the raw material used, emissions and discharges resulting from production, the mill's environmental system and the products disposal.

M-real has issued Paper Profiles environmental product declarations sheet for all its paperboard and paper grades. These have been supplemented with data on the origin of the wood raw material and transportation. All M-real Paper Profiles are available at M-real's website www.m-real.com.

During the year under review, concern about the climate change was emphasised in environmental discussions. M-real's customers are increasingly interested in how wood and paper products affect the climate change. M-real adopted carbon footprint calculations as a tool in its environmental communications. Carbon footprint calculations describe the impact on climate change by reporting carbon dioxide emissions per unit.

To make the carbon footprints of different products comparable, their calculation parameters should be uniform. For the time being, there is no uniform standard for carbon footprint calculations in the forest industry. M-real's carbon footprint calculations follow the Carbon Footprint Framework published by the Confederation of European Paper Industries (CEPI) in September.

The calculations include those phases of the manufacturing process where the major part of the carbon dioxide emissions arising from the use of fossil fuels is generated. In addition to the actual manufacturing process, these include emissions from the transportation of wood raw material, pulp, and the finished products. The emissions used in the calculations for paperboard and paper products are based on information gathered for the Paper Profile environmental product declaration sheets.

Emissions from production include the emissions generated in the production of purchased electricity. When possible, emissions for each electricity supplier should be used, but if these are not available, average emissions from national electricity production are used instead. National averages vary a great deal from one country to another because emissions depend on the structure of the electricity production system.

Carbon footprint calculations have already been carried out for many of M-real's products. In addition to emissions, M-real reports in its carbon footprint calculations how much carbon originating from wood raw material is stored in the product. Growing trees bind carbon through photosynthesis. Wood binds carbon to itself in photosynthesis, and part of that carbon remains in. Carbon originates from the atmosphere's carbon dioxide, part of which is stored in products manufactured from wood raw material

Carbon footprint calculations respond to the information needs of M-real's stakeholder groups and produce valuable information for M-real's own environmental work, which is based on the continual improvement of operations and the minimisation of harmful environmental impacts.

M-real will release its 2007 corporate responsibility data on its website www.m-real.com. In addition, M-real's corporate responsibility is described in more detail in Metsäliitto Group's 2007 annual report.

Personnel

At the end of 2007, M-real employed 9,508 people. As a result of the restructuring and profit improvement programmes, the number of personnel fell to 9,508 from 14,125 during the review period. Compared to end of 2006, the reductions were 4,617 (33%) and M-real's own efficiency improvement measures accounted for 1,253 (9%) of the reduction. The personnel figure includes 30 per cent of Metsä-Botnia's personnel.

M-real's programme to improve profitability of operations in Finland progressed according to plan. At M-real Tako, board machine 2 was shut down and its production was transferred mainly to other mills. The reduction in person work-years was in total approximately 600. The statutory negotiations with the personnel were carried out in a constructive spirit at the mills. Special emphasis was placed on change security, an individual employment programme for employees who will be or may be made redundant. All vacant positions at Metsäliitto Group were offered to laid-off personnel or those in risk of being laid off. In addition, outplacement counselling was provided. Supervisors were also trained to handle personnel reduction situations.

In November 2007, a new programme was launched to improve profitability and reduce complexity. The new programme includes planned closures of the BCTMP mill at Lielahti and paper machine 2 in Kangas, reorganisation of the company's business area structure, and streamlining of the sales and marketing organisation. The effects of the planned closures and saving measures on staff will depend on the results of the statutory negotiations with the personnel.

The special challenge of M-real's personnel management has been to maintain vigour and motivation at workplaces despite the streamlining and efficiency-improvement programmes, and to invest in the development of competent and multi-skilled staff. A strong emphasis has been placed on change counselling at mills, which improves the internal performance of the work organisation by clarifying interactive roles, division of work, operating methods and the content of work. Change counselling was carried out at three mills in Finland and was organised by the training and development centre M-institute Silva. In 2008, counselling will be expanded to other Finnish units.

Metsäliitto Group's management development programme started in 2007, and included the participation of three individuals from M-real. Plans are to restart the middle management development programme in the spring of 2008. Training of sales and customer service personnel in finance, end-products and technology was carried out as in previous years. The training of production staff focused on training aimed at completing further vocational qualifications and the development of multi-skilled employees.

Occupational health and safety operations at the mills focused more on preventive operations. The reporting of close call events was improved and the frequency of monitoring using the most important occupational health and safety measurements was increased.

Occupational safety and well-being at work

Occupational safety and occupational well-being are an important part of M-real's successful operations. In line with the new business idea, M-real has shifted the focus from corrective actions to the active and advance promotion of occupational well-being and safety, which has been implemented in four areas – change management programmes, the advance promotion of staff health and ability to work, and early support for supervisors in the workplace, as well as the development of safe operating methods starting from a study of the safety culture.

Staff well-being at work and the internal performance of organisations and preconditions for successful operations have been supported through work-oriented change management programmes. The programmes also promote success in situations in which the stages of established operations are shorter than before and there are great changes in the operating environments of companies.

Personnel by country	Personnel* 31 Dec. 2007	Net employment change 2007	Average age of employees 2007
Finland	3 390	-830	45.7
Germany	2 247	-185	45.6
Sweden	1 137	-359	47.1
Austria	689	-105	42.6
Switzerland	564	-1	43.4
France	458	-30	40.7
United Kingdom	404	-1 257	44.5
Other countries	619	-1 849	38.2
	9 508	**-4 617**	**44.8**

* Head count includes share of Metsä-Botnia's employees (30% - 2007, 39% -2006).
Influence of divestments in 2007 was -3 364 employees, of which Map Merchant Group accounted for -2 400 employees.

Health and well-being at work have been maintained and furthered systematically both by developing the work and by implementing active health promotion and rehabilitation programmes. In the workplace, preventative measures have included early support of supervisors in situations where the worker's ability to cope at work has deteriorated.

The study and promotion of a safety culture has provided a new perspective on preventative measures aimed at occupational safety. Studies regarding safety culture have enabled the identification and reform of operating methods within the work community that have an impact on the realisation of safety.

M-real has actively participated in the extensive legionellosis research done by National Public Health Institute in Finland. The research targets include developing proactive methonds in industrial safety and occupational health care.

Competent, motivated, innovative and healthy personnel are a resource for the company's success. The systematic work-oriented change management programmes implemented at M-real's units have been the clear focus of promotion of well-being at work. The programmes have enabled the maintenance of the performance level of staff, the success of personnel and understanding of needs for change originating from the operating environment as well as the flexible management of changes in operations. The change management programmes examine the productive activity carried out by workers and their supervisors. In concrete terms, this has meant that advance promotion of occupational well-being and safety has focused on typical work processes in the work community and their efficiency, as well as the interactive roles of workers and supervisors.

Change management programmes supporting occupational well-being have been implemented successfully in M-real's organisations in which there have been major changes.

The achievement of M-real's occupational well-being objectives are monitored using accident frequency, and the number of days of absences caused by accidents at work, close call events, and absences due to illness. In addition to monitoring, the objective has been to identify the direction of the development of occupational well-being and safety and implement measures as soon as possible at the workplace. To achieve occupational well-being and safety during changes in the company's operating environment, active advance operations are increasingly important, as well as the joint reform of operating procedures in which well-being at work means the experience of success at work, meaningful work and the achievement of safety.

Research and Development

M-real's research and development organisation was reformed in 2007. The development of the business areas was supported by establishing business area specific development groups. At the same time, technology centres in Sweden and Germany were closed. Research activities and joint resources in key technological areas were concentrated at the Kirkniemi technology centre.

M-real's research and development costs were 16 million euros in 2007, approximately 0.4 per cent of sales.

The focus of M-real's research and development focused on customer projects addressing colour management and efficiency in magazine paper production. In addition, at Kyro mill the investments in 2007 improved quality of M-real's paperboards. As part of the Galerie Customer Programme, a new coated newspaper grade, Galerie Silk, was developed. Avanta paperboards were also upgraded by improving printing quality and by reducing basis weight.

Occupational Safety and Well-being 2005–2007	2007**	2006	2005
Sickness absenteeism, %	4.6	4.2	4.4
Work injury absenteeism, %	0.3	0.2	0.2
Lost time accident frequency rate (per million worked hours)	17.3	18.6	15.5
Lost day frequency rate (per million worked hours)	288	263	245
Reported near misses (per 100 employees)	29.9	23.4*	20.5*

*) Production units only.
**) Map Merchant Group Ltd. statistics not icluded in 2007 figures.

operating environment

The paper and paperboard industry is divided into the printing and writing paper sector, which includes fine paper, magazine paper and newsprint, and the packaging sector, which includes cartonboard and corrugated board materials.

In Europe, the paper and paperboard industry is fragmented. Consolidation is considered to improve the market dynamics and is thus expected to continue especially in the printing and writing paper sector. Today, companies are operating in many different paper grades but still even the biggest companies are rather small in the specific grades. Future consolidation is expected to result in more focused paper companies with bigger market shares. This type of development is expected to improve the European paper market dynamics and increase supply discipline as well as pricing power.

Demand growth for paper and paperboard is primarily driven by expansion of the economy, demographic trends and improving standards of living in new market areas in Asia and Eastern Europe and urbanisation. Main demand growth areas today are Asia and Eastern Europe. Paper demand growth in Western Europe is in general likely to continue at the GDP growth rate or somewhat below that. The profit cycles of the industry mainly reflect the balance between supply and demand for individual products.

Today, in Europe, there is a surplus of various paper grades. This has been caused by a period of industry-wide investment in new production capacity and a growth in demand which was less than forecast. This, in turn, has led to a decrease in product prices. As a result, financial performance in the industry deteriorated during this period of significant oversupply. The European paper industry has recently started to address the overcapacity issue by significant capacity reduction. During 2006 and 2007, about 6-11 per cent of European production capacity, depending on the paper grade, has been closed and some additional closures have already been announced for 2008.

For European producers, the challenging trading environment has been exacerbated by the significant weakening of the USD against the euro, which has negatively affected the competitiveness of the European paper and paperboard producers. Europe is a net exporter of paper and paperboard and the weak USD has caused pressures on export volume profitability. European exports have decreased from the peak levels that has somewhat offset the effect of production capacity closures on the European market balance.

In addition, paper and paperboard producers have been negatively affected by the impact of increased energy, raw material and transportation costs. Recently, especially the significantly increased wood raw material prices in Europe have created challenges. Wood prices have increased mainly due to the mild winter weather conditions in the Nordic countries as well as in Russia preventing efficient harvesting, an increased use of wood as biofuel in Central Europe and the planned export tariffs on roundwood from Russia that have partially been implemented.

In general, paper product prices appear to have stabilised, although there have been variations among the different grades. The prices of some grades, for example uncoated fine paper, have increased clearly as a result of a favourable market balance. The market balance also in other grades has improved due to capacity closures and price increases are pursued.

Production capacity in Europe

Million tonnes / year	Europe	M-real	M-real's share, %
Folding boxboard	2.7	0.8	30
Coated magazine paper	11	1.3	12
Coated fine paper	11	1.5	14
Uncoated fine paper	11	1.3	13

Source: M-real, Pöyry

M-real's paperboard and paper sales by market area


Western Europe 63%
Eastern Europe 16%
Americas 10%
Asia and Oceania 9%
Africa 2%

Paper market prices in Europe, EUR/tonne


1 000
900
800
700
600
LWC, 60g/m² offset reel
WFC, 100g/m² reels
WFU, A4 B-copy 80g/m² sheet
2003
2004
2005
2006
2007

Source: Foex

Folding boxboard market price in Europe, EUR/tonne


1 200
1 000
800
600
400
2003
2004
2005
2006
2007

risk management

Risk management is an integral part of the normal business planning and management at M-real. It is also part of daily decision-making, following up business operations and the internal control system. These aim to improve and ensure that the set objectives are achieved.

Combining business management and risk management effectively is in line with the operational principles established by the M-real Board of Directors. The principles aim to keep the risk management well-defined, understandable and practical.

The main goal of the risk management is to identify and evaluate the risks, threats and opportunities which might have significance in implementing the strategy as well as achieving short- and long-term business objectives.

The risk environment and its changes are regularly assessed and monitored by the business areas as part of the planning processes. The identified risks and their management are reported at least twice a year to the company's management, the Audit Committee and the Board of Directors. There are also business risks involving opportunities which are within the risk tolerance. Conscious risk-taking decisions must always be based on, for example, a sufficient assessment of risk tolerance and the profit and loss ratio.

The risk management responsibilities

The responsibilities related to the risk management in the company are divided as follows:

- M-real Board of Directors is responsible for the company's risk management and approves the company's risk management policy.
- The Audit Committee assesses the adequacy, appropriateness and central risk areas of the company's risk management and puts forward proposals to the Board of Directors.
- The CEO and the Management Team are responsible for the definition and adoption of the risk management principles and for ensuring that the risks are taken into account and reported in the company's planning processes in an appropriate and adequate manner.
- The Risk Management Committee, chaired by the CFO, evaluates the risk assessments implemented and regularly reports on the final results and the development of risk management to the company's Management Team, Audit Committee and Board of Directors.
- The head of Risk Management is responsible for developing the company's risk management process, coordinating the work and implementing risk assessments and for the central insurance solutions.
- The business areas and the support functions identify and assess the essential risks for their own areas of responsibility in their own planning processes, prepare for the risks and take the necessary preventive actions and report as agreed.

Basic elements of M-real's risk management


ENTERPRISE RISK MANAGEMENT (ERM)
Business risks and their assessment (ERM)
Insurable risks, insurance policies
Internal and external auditing
Corporate security
Crisis management, continuity
KEY OBJECTIVES / STRATEGY / CORPORATE GOVERNANCE / INTERNAL MONITORING

M-real's risk management process

The aim of the risk management is to:

- promote and ensure achievement of key objectives set for business operations
- ensure a safe and trouble-free continuity of business operations in all conditions
- optimise the company's total risk exposure.

The central elements of M-real's risk management include:

- implementing a comprehensive enterprise risk management process to support business operations
- hedging property and ensuring the continuity of business operations
- corporate security and its continuous development
- crisis management, continuity and recovery plans.

According to risk management policy and principles, risk assessment and reporting must be included in both preliminary and implementation processes if the project is financially or otherwise significant.

The purpose and aim of M-real's risk management is to:

- ensure that all identified risks affecting the personnel, customers, products, property, information capital, public image, corporate responsibility and the company's capacity to act are always managed as required by legislation and otherwise as justified taking into account the best knowledge and financial matters
- promote and ensure the achievement of the objectives set for the company
- fulfil the expectations of the stakeholder groups
- hedge property and ensure the trouble-free continuity of business operations
- optimise the ratio of profit and loss potential
- ensure the management of the company's total risk exposure and minimisation of the total risk.

SIGNIFICANT RISKS AND UNCERTAINTY FACTORS

In the risk assessments implemented in 2007 the following risks and uncertainty factors were identified. If they are realised, they may affect M-real's financial performance and capacity to act:

Economic fluctuations

In the main market areas, paper and board demand follows the general economic development. In a downward economic trend, the paper and board demand growth usually slows down or the demand declines. The European paper and board industry is generally speaking global while in many grades significant amounts are exported, thus economic conditions also outside Europe are in major role.

Changes in consumer habits

In the future, changes in the new electronic communications technology, marketing channels and other consumer habits may change the demand for M-real's paperboard and paper products.

Competitive environment

The paper and paperboard business are highly competitive and there still seems to be overcapacity in some of the areas M-real operates thus keeping price levels depressed. Price levels of different paper and board products depend heavily on the balance between demand and supply. Continuance of market conditions unfavourable to M-real or their weakening further, e.g. due to capacity increases by some competitors, may increase the risk of decreasing prices and thus affect profitability. On the other hand, potential capacity closures by industry players could even significantly improve market dynamics. The situation of fierce competition requires sufficient preparatory measures from M-real in the various areas of its operations.

Price risks of production input costs

A radical and unforeseen rise in the price of production inputs important for M-real's operations, such as wood raw material, energy or chemicals, may reduce profitability and thus the realisation of the savings objectives set. M-real attempts to hedge against this risk by entering into various derivative contracts for different time periods.

Liability risks

M-real's business operations involve various types of liability risks, such as general operational liability risks, environmental risks, product liability risks, etc. Attempts are made to manage these risks by improving business processes, practices, quality requirements and the transparency of operations. Part of the above-mentioned risks have been transferred to insurance companies by means of insurance contracts.

Business interruption risks

Major accidents, natural catastrophes, serious malfunctions in critical information systems, labour disputes and delivery problems of the most important raw material suppliers, for example, may interrupt M-real's business operations and, in extreme cases, cause loss of customers. Comprehensive continuity and recovery plans have been drawn up in the business areas for reducing these risks. In addition, some of the mill operation interruption risks have selectively been transferred to insurance companies.

Credit and other counterparty risks

The management of the credit risks involved in commercial activities is the responsibility of M-real's business areas and centralised credit control. The credit control together with business areas define the internal credit limits and terms of payment for different customers. Part of the credit risks are transferred further to credit insurance companies by means of credit insurance contracts.

The main principles for the company's credit control are defined in the credit policy approved by the company's management. Counterparty-specific, approved maximum amounts are also applied to money market investments, derivatives and borrowings in order to ensure creditworthiness and to reduce risk concentrations.

Personnel
M-real has paid special attention to ensuring the availability of personnel by means of various development programmes and special measures. M-real attempts to prepare for a generational shift and other risks related to the availability of personnel by means of career planning and job rotation.

Political uncertainty factors and project risks
Political uncertainty has primarily arisen from the Uruguay pulp mill project of M-real's associated company Metsä-Botnia on the border of Uruguay and Argentina. All impartial environmental investigations back the favourable views presented earlier about the environmental safety of the project. The dispute has not had any significant effect on the progress of the mill project. The mill started up successfully in November 2007.

Financial risks
The main financial risks involved in business operations relate mainly to currencies, interest rates, liquidity and counterparty risks and the use of derivative instruments. The financial risks are managed in accordance with the treasury policy approved by M-real's Board of Directors. The aim is to hedge against significant financial risks, balance the cash flow and give the business units time to adjust their operations to changing conditions.

Preparing for and transferring risks
Identified risks are prepared for based on information and knowledge of the company itself, its partners or external experts have at their disposal.

M-real cooperates actively with insurance companies related to risk management, for example, by regularly executing risk evaluations on different business areas. Part of the risks are borne by the company itself and part of them are selectively transferred by means of, for example, insurance contracts, derivative contracts and terms and conditions otherwise included in contracts, to be borne by insurance companies, banks and other counterparties.

The transfer of risks by means of insurance contracts is primarily covered by global insurance policies addressing the most common loss risks, including:

- Property and business interruption insurance
- General third-party and product liability insurance
- Liability insurance for Directors and Officers
- Credit insurance
- Marine cargo insurance.

Two property and interruption damages, exceeding the deductible, occurred during 2007.

No other significant losses or damages were reported during the year.

"In the future M-real will have an **even stronger** packaging business area and its paper business will be more focused."

Mikko Helander, CEO





financial statements 2007

Table of contents

34 Report of the Board of Directors 2007
40 Consolidated income statement
41 Consolidated balance sheet
42 Consolidated statement of changes in shareholders' equity
43 Consolidated cash flow statement
44 Notes to the accounts
84 Shares and shareholders
89 Ten years in figures
90 Calculation of key ratios
91 Parent company accounts (FAS)
Parent company income statement
Parent company balance sheet
Parent company cash flow statement
Parent company accounting policies
Notes to the parent company's financial statements
102 The Board's proposal for the distribution of profits
103 Auditor's report

report of the board of directors 2007

Market conditions in 2007

Economic growth in Western Europe was at about the same level in 2007 as in the previous year. Economic growth in Asia continued very strong, but economic growth in North America slowed. Production-related costs in the paper and board industry increased clearly. The largest increases were felt in the costs of wood raw material. In the foreign exchange market, the average exchange rate of the U.S. dollar against the euro weakened clearly. The amount of money spent on printed advertising in Europe, which is one of the main indicators for the development of paper consumption, increased faster than the general rate of economic growth.

Western European manufacturers' deliveries of coated fine paper and coated magazine paper increased slightly in 2007. However, deliveries by manufacturers of uncoated fine paper fell compared with 2006. Deliveries of all these paper grades to Eastern Europe increased clearly in 2007. The overcapacity that has characterised the European paper market for a long time eased somewhat as a result of closures of capacity by European manufacturers. On the other hand, due to the weak U.S. dollar, many European paper manufacturers transferred their export deliveries back to Europe, which weakened the impact of the closures of capacity on the internal European market balance. The market price of uncoated fine paper increased clearly in 2007. There were no significant changes in the average market prices of coated fine paper but the average market price of coated magazine paper in Europe decreased.

Deliveries of folding boxboard by Western European manufacturers to Europe increased in 2007 compared with the previous year. Average prices of folding boxboard remained unchanged for the most part.

If the uncertainty in the US economy continues for a longer period, it could spread worldwide and affect the operational preconditions of the paper and paperboard industry.

Regrouping in reporting

According to IFRS standards Map Merchant Group has been treated as discontinued operations. In the income statement Map has been shown on the line Result from discontinued operations. Comparable figures from continuing operations have been announced in the release of 17 December 2007.

Result for the period

M-real's sales in 2007 totalled EUR 4,440 million (2006: 4,604 and 2005: 4,239). Comparable sales decreased by 0.5 per cent. The operating result excluding non-recurring items was EUR 49 million (2006: 18 and 2005: -18). The operating result including non-recurring items was EUR -120 million (2006: -229 and 2005: 18). The result before taxes from continuing operations excluding non-recurring items amounted to EUR -104 million (2006: -104 and 2005: -146). The result before taxes from continuing operations including non-recurring items was EUR -273 million (2006: -351 and 2005: -114).

The operating result was EUR -120 million (2006: -229 and 2005: 18). The net non-recurring items in the 2007 operating result totalled EUR -169 million (2006: -247 and 2005: 36) and the most significant items are:

- Net impairment loss of EUR 182 million during the fourth quarter. The sum consists of an impairment loss of EUR 185 million from the goodwill of the Office Papers business area, and a EUR 3 million reversal of an impairment loss from the fixed assets of the Kyro paper mill in the Consumer Packaging business area in the fourth quarter
- Capital gain of EUR 135 million on the sale of Metsä-Botnia's shares in the first quarter
- Cost provision and write-downs of fixed assets of EUR 49 million in the Graphic Papers business area connected to the profit improvement programme announced on 13 November 2007 in the fourth quarter
- EUR 30 million cost provision in the Office Papers business area for the completion of the closure of the Wifsta mill in the first quarter
- Impairment loss of EUR 16 million due to the valuation of assets held for sale at the expected selling price in compliance with IFRS 5 in the first quarter
- EUR 14 million cost provision in the Graphic Papers business area for the completion of the closure of the Sittingbourne mill during the first quarter and the reduction of this cost reserve by EUR 7 million in the third quarter

Sales, EUR million


8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2003 2004 2005 2006 2007

Years 2003–2004 figures have not been restated due to disposal of Map Merchant Group.

Operating profit, EUR million


100
50
0
-50
-100
-150
-200
-250
2003 2004 2005 2006 2007

Years 2003–2004 figures have not been restated due to disposal of Map Merchant Group.

Operating profit, %


2
1
0
-1
-2
-3
-4
-5
2003 2004 2005 2006 2007

Years 2003–2004 figures have not been restated due to disposal of Map Merchant Group

Result from continuing operations before tax, EUR million


0
-50
-100
-150
-200
-250
-300
-350
-400
2003 2004 2005 2006 2007

Years 2003–2004 figures have not been restated due to disposal of Map Merchant Group.

Earnings per share, EUR


0.3
0.0
-0.3
-0.6
-0.9
-1.2
-1.5
2003 2004 2005 2006 2007

Years 2003–2004 figures have not been restated due to disposal of Map Merchant Group.

Data to graphs on this page: 2003 FAS, 2004–2007 IFRS.

- EUR 13 million reduction in cost provision for the closure of the Wifsta mill in Office Paper's business area in the fourth quarter
- Cost provisions and write-downs of fixed assets of EUR 12 million in the Consumer Packaging business area connected to the profit improvement programme announced on 13 November 2007 in the fourth quarter
- Cost provisions and write-down of fixed assets of EUR 11 million connected to the profit improvement programme for domestic operations in the second quarter
- Cost provision of EUR 8 million in the Office Papers business area connected to the profit improvement programme announced on 13 November 2007 in the fourth quarter.

In addition to the items recognised in the operating profit, in the fourth quarter an estimated pretax capital gain of EUR 77 million was recognised in the result from discontinued operations related to the sale of Map Merchant Group. The exact sales price will be defined later. Depending on the final adjustment calculation the sales price may be lowered, at maximum, by EUR 30 million. Lowering of the sales price, if realised, would have a negative effect on the result for the discontinued operations in 2008. Finalising the transaction will, however, have a positive effect on M-real's cash flow in 2008.

In 2006, the net non-recurring items stood at EUR -247 million. Non-recurring income was EUR 3 million and non-recurring costs were EUR 250 million. The most significant non-recurring costs were:

- Impairment loss of EUR 113 million in the fourth quarter
- Write-down of fixed assets and cost provision of EUR 60 million for the closing of the Sittingbourne mill in the fourth quarter.
- Write-down of EUR 15 million on the Wifsta mill's fixed assets in the fourth quarter
- Loss of EUR 37 million from the disposal of the Pont Sainte Maxence mill, of which EUR 35 million was booked in the second quarter and EUR 2 million in the third quarter
- EUR 24 million for reduction in personnel at the Stockstadt, Hallein and Alizay mills, of which EUR 19 million was booked in the second quarter and EUR 5 million in the fourth quarter.

Compared with the previous year, the operating result excluding non-recurring items was improved by cost saving measures and the 9 per cent increase in the price of uncoated fine paper. In addition, the Consumer Packaging business area clearly improved its profitability mainly due to higher delivery volumes.

Operating profit was reduced by the weaker U.S. dollar, which was 9 per cent lower on average, the sharply increased price of pulpwood and the lower average selling price of coated magazine paper.

The volume of paper deliveries in 2007 totalled 3,949,000 tonnes (2006: 4,192,000 and 2005: 4,046,000). Production was curtailed by 201,000 tonnes in line with demand (2006: 238,000 and 2005: 199,000). Paperboard deliveries amounted to 1,203,000 tonnes (2006: 1,161,000 and 2005: 1,006,000) and production curtailments to 66,000 tonnes (2006: 60,000 and 2005: 44,000).

Financing income and expenses totalled EUR -150 million (-122). Foreign exchange gains and losses from accounts receivable, accounts payable, financial income and expenses and the valuation of currency hedging were EUR -3 million (-1). Net interest and other financing expenses stood at EUR -147 million (-121). Other financing expenses include EUR 6 million (6) in gains from the unwinding of interest rate hedging and gains from the valuation of interest rate hedging.

The result from continuing operations before taxes was EUR -273 million (2006: -351 and 2005: -114). The result from continuing operations before taxes, excluding non-recurring items, totalled EUR -104 million (2006: -104 and 2005: -146). The positive effect of income taxes, including the change in deferred tax liabilities, was EUR 23 million (11).

Earnings per share were EUR -0.59 (2006: -1.21 and 2005: -0.25). Excluding non-recurring items, earnings per share from continuing operations were EUR -0.32 (2006: -0.29 and 2005: -0.35). Return on equity was -14.0 per cent (2006: -16.8 and 2005: -4.2), and -5.9 per cent (2006: -5.3 and 2005: -5.7) excluding non-recurring items. The return on capital employed was -2.6 per cent (2006: -4.7 and 2005: 0.9), and 1.4 per cent (2006: 0.9 and 2005: 0.2) excluding non-recurring items.

Personnel

On 31 December 2007 the company had 9,508 employees (31 December 2006: 14,125 and 31 December 2005: 15,154), of which 3,390 (2006: 4,220 and 2005: 4,488) worked in Finland. Divestments accounted for a reduction of 3,364 employees, of which Map Merchant accounted for 2,400 employees. In 2007, the personnel figures include 30 per cent of Metsä-Botnia's personnel and 2006, 39 per cent. Salaries and wages total were in 2007 EUR 471 million (2006: 524 and 2005: 486).

Investment

Gross capital expenditure in 2007 totalled EUR 259 million (2006: 428 and 2005: 452). This includes a EUR 122 million share of Metsä-Botnia's capital expenditure (222), based on M-real's ownership, which in 2007 amounted to 30 per cent and in 2006 to 39 per cent.

Metsä-Botnia's pulp mill in Uruguay started up successfully in November 2007. The mill is one of the world's most cost-efficient chemical pulp mills and M-real will gain self-sufficiency in pulp.

Structural change

As part of the restructuring programme that was concluded in November, M-real sold assets worth about EUR 700 million, and the EUR 500 million target set in the programme was clearly exceeded.

In January 2007, M-real sold nine per cent of Metsä-Botnia's shares to Metsäliitto Cooperative for EUR 240 million, posting a gain of EUR 135 million. The Board approved the transaction on the basis of a proposal by a committee which consisted solely of Board members independent of the parent company Metsäliitto. Concurrently the Board rejected UPM-Kymmene Plc's EUR 500 million offer for 15 per cent of Metsä-Botnia's shares. The Board's decision was supported by a fairness opinion from JPMorgan investment bank, pursuant to which the price received by M-real is financially fair to the shareholders of M-real. The Sittingbourne fine paper mill in the UK was closed at the end of January and fine paper machines 6 and 7 in Gohrsmühle were shut down at the end of February. The Wifsta fine paper mill in Sweden was closed down in July. A total of about one-third of the production of the closed down machines has been transferred to M-real's other machines. EUR 76 million relating to these closures was recognised as an expense in the 2006 financial statements, and a net cost provision of EUR 20 million was booked in 2007 to complete the closures. The impact of the closures on cash flow is about EUR -55 million, of which EUR -40 million is realised in 2008–2015. The cash flow effect of the sale of the New Thames mill announced on 1 February, 2008 has not been taken into account, and that will decrease the future cash costs resulting from the closure of the Sittingbourne mill by about EUR 35 million.

The statutory negotiations related to the restructuring programme for operations in Finland were completed during the summer. The programme's overall impact on staff is approximately 600 person work years. The actions decided on and already implemented will achieve annual cost improvements of about EUR 40 million in the Finnish operations with full effect from the beginning of 2009. Non-recurring costs of about EUR 11 million resulting from the programme were recognised during the second quarter. The sum includes a write-down of about EUR 2 million on the fixed assets. Tako board mill's board machine line 2, with an annual capacity of 70,000 tonnes, was closed in July. Most of the production has been transferred to other machines in the Consumer Packaging business area.

At the turn of May and June, respectively, M-real sold Tako Carton Plant Ltd to the Finnish Pyroll Oy and M-real Petöfi Nyomda Kft to the German STI Group, and in December M-real Meulemans S.A.'s carton plant to the French Autajon Group. The transactions have a slight negative impact on operating profit excluding non-recurring items during the current year. As a result of these divestments, annual net sales decreased by about EUR 80 million, and the number of personnel fell by about 820.

In July, M-real agreed on the sale of paper merchant Map Merchant Holdings BV and its subsidiaries to the French Antalis International SAS. Approval from the competition authorities was obtained in October, and the transaction was closed on 31 October 2007. The total value of the transaction including debt and pension liabilities is EUR 382 million.

In July, M-real exercised its contractual purchase option and bought the Kyröskoski gas combi power plant and the land on which the Kyröskoski mills are located for about EUR 13 million.

In October, M-real announced agreement on the sale of its Zanders Reflex fine paper mill located in Düren, Germany, to the French Arjowiggins Group. M-real will book a loss of approximately EUR 20 million from the transaction. The transaction will not have any material impact on M-real's operating profit excluding non-recurring items. The transaction is expected to be completed during the first half of 2008 and it is subject to approval by the competition authorities.

On 13 November 2007, M-real announced the launch of a new profit improvement and business concept simplification programme. The new programme includes planned closures of the BCTMP mill at Lielahti and paper machine 2 at Kangas manufacturing coated magazine paper, the combination of the Publishing and Consumer Printing business areas into the new Graphic Papers business area, and the streamlining of the coated magazine paper operations and the sales and marketing organisation. As part of the programme, M-real announced it is also prepared to take other measures, such as capacity cuts, if they are required by changes in the business environment. The aggregate annual profit improvement target of the programme is EUR 100 million by the end of 2009.

Research and development

M-real's research and development organisation was restructured in 2007. The development of the business areas was supported by establishing business area specific development groups. At the same time, the technology centres in Sweden and Germany were closed. Research activities and joint resources in key technological areas were concentrated at the Kirkniemi technology centre.

Assets and capital employed (average), EUR million


8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2003 2004 2005 2006 2007
Non-current assets
Inventories
Other current assets
Average

Return on capital employed,%


6
4
2
0
-2
-4
-6
2003 2004 2005 2006 2007

Years 2003–2004 figures have not been restated due to disposal of Map Merchant Group.

Repayment of long term loan, EUR million


800
700
600
500
400
300
200
100
0
2008 2009 2010 2011 2012 2013-

Equity ratio, %


40
35
30
25
20
15
10
5
0
2003 2004 2005 2006 2007

Gearing ratio, %


150
120
90
60
30
0
2003 2004 2005 2006 2007

Graphs on this spread: 2003 FAS, 2004–2007 IFRS.

M-real's research and development expenses were EUR 16 million in 2007, approximately 0.4 per cent of sales (2006: 21 and 0.5%, 2005: 24 and 0.6%).

The focus of M-real's research and development focused on customer projects addressing colour management and efficiency in magazine paper production. In addition, at Kyro mill the investments in 2007 improved quality of M-real's boards. As part of the Galerie Customer Program, a new coated newspaper grade, Galerie Silk, was developed. Also Avanta boards were upgraded by improving printing quality and by reducing basis weight.

Environment

M-real's environmental operations are based on the principle of continual improvement and the minimisation of detrimental environmental impacts. A certified ISO 9001 Quality System and ISO 14001 Environmental System are in use in all production units.

In 2007, carbon dioxide emissions resulting from the use of fossil fuels increased by about one per cent compared with the previous year, while at the same time the production volume decreased by about five per cent. The increase in carbon dioxide emissions while production fell was a result of changes in the company's production structure and calculation limits. The Kyröskoski gas combi power plant and its emissions moved within the calculation limit, while the Pont Sainte Maxence, Sittingbourne and Wifsta mills, which operate on purchased electricity and heat and are nearly emission-free in the carbon dioxide balance sheet, were removed from M-real's balance sheet, and the company's share of the Metsä-Botnia pulp industry operations, which emit a small amount of carbon dioxide, declined. The changes in the production structure and calculation limit increased carbon dioxide emissions calculated per production tonne by eight per cent but the company's comparable carbon dioxide emissions per production tonne decreased by three per cent.

M-real takes the challenges caused by climate change into account in its energy solutions and is continually reducing its carbon dioxide emissions. Measures to reduce emissions include investments in new, energy-efficient technology, maximisation of combined heat and power (CHP) production and plans to reduce the carbon dioxide emissions of the power plants of certain units by using energy production based on waste or biofuels.

M-real strives to utilise wood-based fuels optimally and to increase the already high share of bioenergy in its energy use. In the year under review, biofuels accounted for 60 per cent of the fuel used by the company. In addition, a significant part of purchased electricity originated from carbon-dioxide-free energy sources.

To improve energy efficiency further, M-real launched an extensive energy-efficiency project at the beginning of 2006, which has brought significant savings. The improvement of energy efficiency will be continued systematically from 2008 onwards.

In 2007, M-real produced carbon footprint calculations for many of its products, which describe their carbon dioxide emissions and can be used to examine the effects of products on climate change. At the present time, there is no common standard in the forest industry for the calculation of carbon footprints. M-real's carbon footprint calculations follow the Carbon Footprint Framework on the calculation of carbon footprints in the paper and board industry published by CEPI in September 2007.

M-real's mills participate in EU-wide emissions trading which started at the beginning of 2005. The direct financial effects on M-real have been slight as the company has received free emission rights that corresponded to its need. The emissions trading indirectly has increased M-real's costs significantly by raising the price level of market electricity and wood fuels.

As of 2008, the amount of emission rights distributed free of charge will be reduced significantly, which, together with the forecast increase in the price of electricity, will raise M-real's energy costs. To dampen this increase in costs M-real will continue to improve its energy efficiency, resulting in a decrease in carbon dioxide emissions.

It has been possible to reduce M-real's old environmental obligations through the rehabilitations of contaminated land carried out in recent years. At the present time, significant known environmental obligations concern only three landfill sites decommissioned by M-real. Provisions made for meeting environmental obligations stood at about EUR 5 million at the end of the year.

M-real's environmental expenses in 2007 stood at EUR 65 million (65). No major environmental investments were made.

M-real publishes more information on its corporate responsibility at its website www.m-real.com.

Wood supply

M-real's parent company Metsäliitto Cooperative is responsible for M-real's wood supply. Metsäliitto and M-real are committed to responsible procurement of wood raw material and wood fibres. The majority of wood raw material is procured from Finland, from Metsäliitto's forest-owner members' private forests. In addition, Metsäliitto procures wood

Gross capital expenditure, EUR million



500
400
300
200
100
0
2003
2004
2005
2006
2007

Other capital expenditure
Acquisition

Gross capital expenditure, % of sales



12
10
8
6
4
2
0
2003
2004
2005
2006
2007

raw material from Sweden, Russia, France, Austria, Germany, Latvia, Uruguay, Estonia and Lithuania.

Metsäliitto's certified quality and environmental systems for wood procurement include a system to manage the origin of wood, which means the origin of supplied wood is known regardless of whether it comes from certified forests or not.

M-real endorses forest certification confirmed by independent parties. M-real's objective is to increase the share of certified wood in its products and to launch products with forest certification labels. In 2007, 69 per cent of the wood raw material originated from certified forests.

By the end of 2007, Metsäliitto had a certified Chain-of-Custody in almost all countries from which it procures wood. All M-real mills have certified Chain-of-Custody systems, which enable the mills to verify the proportion of certified wood of their products.

Financing

At the end of 2007, the equity ratio stood at 32.1 per cent (30.9 on 31 December 2006 and 36.6 on 31 December 2005), and gearing at 112 per cent (2006: 126 and 2005: 95). In some of M-real's financing arrangements, a limit of 120 per cent has been set for gearing and a limit of 30 per cent for the equity ratio. At the end of the year, gearing calculated in the manner defined in the financing agreements was approximately 95 per cent (111) and the equity ratio about 36 per cent (34).

Interest-bearing net debt stood at EUR 1,867 million at the end of the year (2,403). Foreign-currency-denominated loans accounted for 11 per cent of long-term loans. Of these, 88 per cent were variable rate loans, and the rest were fixed-rate loans. At the end of 2007, the average interest rate on loans was 7.4 per cent and the average maturity of long-term loans was 3.4 years. At the end of the year, the interest rate maturity of the loans was 5.8 months. During the year, the interest rate maturity has varied between five and eight months.

Cash flows from operating activities amounted to EUR 325 million (367). Working capital decreased by EUR 42 million (EUR 57 million).

At the end of the year under review, an average of five months of net foreign exchange exposure was hedged. The level of hedging has varied between five and seven months during the period. Approximately 99 per cent of non-euro-denominated equity was hedged at the end of the period under review.

Liquidity is at a good level. At the end of the period under review, liquidity was EUR 1,236 million, of which EUR 856 million consisted of binding long-term credit commitments and EUR 380 million of liquid assets and investments. To meet its short-term financing needs, the company also had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 575 million.

In March, Moody's Investors Service downgraded M-real's credit rating from B2 to B3. Moody's revised M-real's rating outlook to stable from negative. Standard & Poor's downgraded M-real's credit rating from B+ to B, and maintained the negative rating outlook.

In October, Standard & Poor's downgraded M-real's credit rating from B to B-. M-real's rating outlook revised from negative to stable.

Risks

In the risk assessments implemented in 2007 the following risks and uncertainty factors were identified which, if they are realised, may affect M-real's financial performance and capacity to act. These risks are:

- economic fluctuations
- changes in consumer habits
- competitive environment
- price risks of production input costs
- liability risks
- business interruption risks
- credit and other counterparty risks
- personnel
- political uncertainty factors and project risks
- financial risks.

M-real Board of Directors view on the risks towards company's operation and its operational environment is described in detail in the section risk management of this annual report on pages 26–29.

Shares

In 2007, the highest price of M-real's B share on the OMX Nordic Stock Exchange Helsinki was EUR 5.94, the lowest price was EUR 2.96, and the average price was EUR 4.56. At the end of the year, the price of the B share was EUR 3.25. The average price in 2006 was EUR 4.41. The closing price for 2006 was EUR 4.79.

During the year under review, the trading volume of the B share was EUR 2,349 million, or 175 per cent of the share capital. The market value of the A and B shares totalled EUR 1,070 million at the end of the year. At the end of 2007, Metsäliitto Cooperative owned 38.6 per cent of the shares, and the voting rights conferred by these shares was 60.5 per cent. Foreign shareholders owned about 41 per cent of the shares.

On 13 March 2007, the Annual General Meeting authorised the Board of Directors, for an undefined term, to decide on one or more equity issues and/or one or more issues of convertible bonds, pursuant to chapter 10 of the Limited Liability Companies Act, in such a way that in the equity issue or issue of convertible bonds, a maximum of 58,365,212 new M-real Corporation B shares with a nominal value of EUR 1.70 can be subscribed for and the company's share capital can be increased by a maximum of EUR 99 220,860.40. The authorisation includes the right to deviate from the shareholders' pre-emptive right to subscribe for new shares and/or convertible bonds and to decide on subscription prices and other terms and conditions. It is possible to deviate from the shareholders' pre-emptive subscription rights providing that there is a significant financial reason for the company to do so, such as strengthening the company's balance sheet, enabling business restructuring or developing the company's operations in another way.

Information, key figures and their calculation formulas specified in paragraph 5 of the Ministry of Finance Decree on the regular duty of disclosure of an issuer (153/2007) are presented in the section Shares and shareholders on pages 84–90.

Consideration of the result for the financial year and dividend

The distributable funds of the parent company as at 31 December 2007 were EUR 251,100,872.07

of which the result for the financial year is EUR -49.279.052,47.

The Board of Directors has in its meeting on 6 February 2008 decided to propose to the Annual General Meeting, to be held on 13 March 2008, that a dividend of EUR 0.06 per share, EUR 19.7 million total be paid for the financial year 2007. The dividend will be paid to shareholders who on the record date, 18 March 2008, have been entered in the company's Shareholders Register kept by the Finnish Central Securities Depository Ltd. The Board of Directors proposes to the Annual General Meeting that the dividend be paid on 27 March 2008. For 2006, paid divided per share was EUR 0.06, in total EUR 19.7 million.

Board of Directors and Auditors

The Annual General Meeting on 13 March 2007 elected the following persons to M-real's Board of Directors: Mr Heikki Asunmaa, Counsellor of Forest Economy; Mr Kim Gran, President of Nokian Tyres plc; Mr Kari Jordan, President and CEO of Metsäliitto Group; Mr Erkki Karmila, LL.M.; Mr Runar Lillandt, Counsellor of Agriculture; Mr Juha Niemelä, Honorary Counsellor; Mr Antti Tanskanen, Minister; and Mr Arimo Uusitalo, Counsellor of Agriculture. The term of office of Board members continues until the end of the next Annual General Meeting. At its organising meeting, the Board of Directors elected Mr Kari Jordan as Chairman and Mr Arimo Uusitalo as Vice Chairman.

Mr Göran Lindell, APA, and PricewaterhouseCoopers Oy, a firm of authorised public accountants, were elected as M-real's auditors, with Mr Johan Kronberg, APA, as principal auditor and Mr Jouko Malinen, APA, and Mr Markku Marjomaa, APA, as deputy auditors. The term of office of auditors and deputy auditors continues until the end of the next Annual General Meeting.

Events after the review period

On 6 February 2008 M-real announced an additional divestment target of about EUR 200, which will be pursued during the next 12 months. The target includes the sale of the New Thames office paper mill to DS Smith Plc. announced in the beginning of February 2008. The debt-free sales price was GBP 60 million (about EUR 80 million). Taking the uncovered pension liabilities of M-real's UK mill operations into consideration, it is estimated that the transaction will have a positive impact of about EUR 60 million on the cash flow, of which about EUR 40 million will arise when the transaction is completed and about EUR 20 million in the following 12 months. In addition, M-real will be freed from about EUR 35 million pension liabilities and other closure costs previously provided for the period 2008–2015 related to the closure of the Sittingbourne mill. No significant capital gain or loss is expected to arise from the transaction. The impact of the pension liabilities and the final result and cash-flow effect of the transaction will be clear by the end of the first half of 2008. The transaction has no significant impact on M-real's operating profit excluding non-recurring items. The sale will be booked in the result for the first quarter of 2008. The transaction is subject to approval by the competition authorities.

Near-term outlook

During the first quarter of 2008, seasonal demand for M-real's main products is expected to improve somewhat. At the beginning of the year, average operating rates are very high. Measures are under way to increase prices of coated magazine paper and folding boxboard. Increases in fine paper prices are also being sought actively.

The market balance will improve due to the capacity closures already carried out and additional closures to be implemented in 2008. There is a great need to boost the product prices of all paper grades.

M-real's target is to cover most of the cost increases by own profit improvement actions. Costs will remain high or even continue to increase. The largest increases are expected in the costs of wood raw material and energy. In addition to the profit improvement measures already announced, new measures will be started to cover the increasing number of rising cost items.

Russian export duties and the EU's new targets for the use of bioenergy will have a crucial impact on the development of the wood market. During the last quarter, wood supply remained tight due to the second consecutive unusually mild winter. Nevertheless, so far it has been possible to ensure the supply of wood to mills without significant disruptions. If the situation does not improve, production stoppages cannot be avoided and risk for increases in the price of pulpwood will grow.

M-real's share of the production of Metsä-Botnia's pulp mill in Uruguay will be used in M-real's own fine paper mills in Central Europe. The first paper production runs using pulp imported from Uruguay were carried out in January 2008. The use of pulp from Uruguay instead of externally purchased pulp will improve M-real's profitability significantly.

The implementation of the profit improvement and business concept simplification programme announced in November 2007, the fourth stage in M-real's strategy review, is progressing according to plan. The strategy review continues.

The operating result excluding non-recurring items in the first quarter of 2008 is expected to be better than in the last quarter of 2007 but to fall short of the operating result in the first quarter of 2007 due to further increased wood raw material costs.

consolidated income statement

EUR million	Note	1.1.–31.12.2007	1.1.–31.12.2006
Continuing operations			
Sales	3	**4 440**	**4 604**
Change in stocks of finished goods and work in progress	6	46	-19
Other operating income	5	239	112
Materials and services			
Purchases during the financial period	6	-2 604	-2 576
External services	6	-314	-319
Employee costs	6	-686	-763
Depreciation, amortization and impairment charges	3, 7	-564	-501
Other operating expenses	6	-677	-767
Operating profit		**-120**	**-229**
Share of profit from associated companies	13	-3	0
Net exchange gains/losses	8	-3	-1
Other financial income	8	14	22
Other financial expenses	8	-161	-143
Financial income and expenses total	8	-150	-122
Result from continuing operations before tax		**-273**	**-351**
Income taxes	9	23	11
Result for the period from continuing operations		**-250**	**-340**
Result for the period from discontinued operations	4	55	-59
Result for the period		**-195**	**-399**
Attributable to:			
Shareholders of parent company		**-194**	**-396**
Minority interest		-1	-3
		-195	-399
Earnings per share for result attributable to the shareholders of parent company, euros			
From continuing operations	10	-0.76	-1.03
From discontinued operations		0.17	-0.18
Total		-0.59	-1.21

The notes are an integral part of these financial statements.

consolidated balance sheet

EUR million	Note	31 Dec. 2007	31 Dec. 2006
ASSETS			
Non-current assets			
Goodwill	11	172	376
Other intangible assets	11	38	62
Tangible assets	11, 35	2 820	3 156
Biological assets	12	47	52
Investments in associated companies	13	64	69
Available for sale investments	14, 24	57	57
Interest-bearing receivables	15, 24	9	17
Deferred tax receivables	16	4	31
Non-current financial receivables	17	14	18
		3 225	**3 838**
Current assets			
Inventories	18	619	676
Interest-bearing receivables	19, 24	62	163
Accounts receivables and other non-interest-bearing receivables	19	824	1 135
Current income tax receivables		44	53
Derivative financial instruments	28	40	22
Cash and cash equivalent	20, 24	380	182
		1 969	**2 231**
Assets classified as held for sale	4, 24		103
Total assets		**5 194**	**6 172**
SHAREHOLDERS´ EQUITY AND LIABILITIES			
Equity attributable to shareholders of parent company	21		
Share capital		558	558
Share premium account		667	667
Translation differences		-11	3
Fair value and other reserves		13	10
Retained earnings		391	605
		1 618	1 843
Minority interest		52	63
Total shareholders´ equity		**1 670**	**1 906**
Non-current liabilities			
Deferred tax liabilities	16	215	284
Post employment benefit obligations	22	159	199
Provisions	23, 35	72	79
Interest-bearing liabilities	24	1 883	2 182
Other non-interest-bearing liabilities	25, 27	38	28
		2 367	**2 772**
Current liabilities			
Interest-bearing liabilities	24	453	599
Accounts payable and other non-interest-bearing liabilities	26, 27	663	814
Current income tax liabilities		16	21
Derivative financial instruments	28	25	30
		1 157	**1 464**
Liabilities classified as held for sale	4, 24		30
Total liabilities		**3 524**	**4 266**
Total shareholders´ equity and liabilities		**5 194**	**6 172**

The notes are an integral part of these financial statements.

consolidated statement of changes in shareholders' equity

EUR million	Share capital	Share premium account	Trans-lation diffe-rences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total
	Equity attributable to shareholders of parent company							
Shareholders' equity according to IFRS, 1 Jan 2006	**558**	**667**	**6**	**0**	**1 040**	**2 271**	**45**	**2 316**
Translation differences			-3			-3		-3
Currency flow hedges								
recorded in equity				16		16		16
transferred to income statement's sales				2		2		2
Interest flow hedges								
recorded in equity				3		3		3
Commodity hedges								
recorded in equity				-8		-8		-8
Tax on equity components				-3		-3		-3
Net expenses recognised directly in equity			-3	10		7		7
Loss for the period					-396	-396	-3	-399
Total recognised income and expenses for the period			-3	10	-396	-389	-3	-392
Related party transactions								
Changes in minority interest during the period								
Metsä-Botnia restructuring in Uruguay							22	22
Dividends paid					-39	-39	-1	-40
Related party transactions					-39	-39	21	-18
Shareholders' equity according to IFRS, 31 Dec. 2006	**558**	**667**	**3**	**10**	**605**	**1 843**	**63**	**1 906**
Shareholders' equity according to IFRS, 1 Jan 2007	558	667	3	10	605	1 843	63	1 906
Translation differences			-34			-34	-3	-37
Net investment hedges			28			28		28
Currency flow hedges								
recorded in equity				8		8		8
transferred to income statement's sales				-22		-22		-22
Interest flow hedges								
recorded in equity				0		0		0
transferred to income statement's financial items				0		0		0
Commodity hedges								
recorded in equity				9		9		9
transferred to income statement's purchases				9		9		9
Tax on equity components			-8	-1		-9		-9
Net expenses recognised directly in equity			-14	3		-11	-3	-14
Loss for the period					-194	-194	-1	-195
Total recognised income and expenses for the period			-14	3	-194	-205	-4	-209
Related party transactions								
Changes in minority								
The sale of Metsä-Botnia shares (9%)							-11	
Metsä-Botnia restructuring in Uruguay							5	
Total							-6	-6
Dividends paid					-20	-20	-1	-21
Related party transactions					-20	-20	-7	-27
Shareholders' equity according to IFRS, 31 Dec. 2007	**558**	**667**	**-11**	**13**	**391**	**1 618**	**52**	**1 670**

The notes are an integral part of these financial statements.

consolidated cash flow statement

EUR million	2007	2006
Cash flow from operating activities		
Profit for the period	-195	-399
Adjustments to the profit, total	479	709
Interest received	14	40
Interest paid	-166	-140
Dividends received	1	1
Other financial items, net	-9	-14
Income taxes paid	-38	-32
Change in working capital	42	57
Net cash flow from operating activities	**127**	**223**
Cash flow arising from investing activities		
Acquisition of subsidiary shares, net of cash	0	-1
Acquisition of shares in associated companies	-1	-17
Acquisition of other shares	0	0
Capital expenditure	-258	-410
Proceeds from disposal of subsidiary shares, net of cash	350	3
Proceeds from disposal of shares in associated companies	239	0
Proceeds from disposal of other shares	0	1
Proceeds from sale of fixed assets	33	13
Proceeds from long-term receivables	6	11
Increase in long-term receivables	0	0
Net cash flow arising from investing activities	**369**	**-400**
Cash flow arising from financing activities		
Share issue, minority interest	6	31
Proceeds from non-current liabilities	96	881
Payment of non-current liabilities	-443	-681
Proceeds from current liabilities, net	-30	59
Change in current interest-bearing receivables, net	95	0
Dividends paid	-20	-39
Net cash flow arising from financing activities	**-296**	**251**
Change in cash and cash equivalents	**200**	**74**
Cash and Cash Equivalents at beginning of period	182	112
Translation adjustments	-2	-2
Changes in Cash and Cash Equivalents	200	74
Assets held for sale, Carton plants	0	-1
Cash and Cash Equivalents at end of period	**380**	**182**
Notes to the consolidated cash flow statement		
Adjustments to the profit		
Taxes	-11	-9
Depreciation, amortization and impairment charges	567	570
Share of results in associated companies	3	0
Gains and losses on sale of fixed assets	-230	1
Finance costs, net	165	137
Provisions	-15	11
Other adjustments	0	-1
	479	709
Change in working capital		
Inventories	-47	44
Current receivables	4	-54
Current non-interest-bearing liabilities	85	67
	42	57

The notes are an integral part of these financial statements.

notes to the accounts

1. Accounting policies

The principal accounting policies to be adopted in the preparation of the consolidated financial statements are as follows.

Main operations

M-real Corporation is a Finnish public listed company that is domiciled in Helsinki. M-real Corporation and its subsidiaries comprise a forest industry group having manufacturing operations in seven countries in Europe. Europe is also the company's main market area, but its products are sold worldwide. M-real's main product areas are coated and uncoated fine papers, magazine papers and folding boxboard. The Group's operations are organized into three business segments: Consumer Packaging, Graphic Papers and Office Papers. The Group's other operations are the head office along with ancillary functions that support business operations.

Accounting policies and measurement bases

M-real Corporation's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The Group consolidated financial statements were authorized for issue by the Board of Directors on 6 February 2008. The financial statements have been prepared based on historical costs, except for biological assets, derivative contracts and certain other financial assets and liabilities that have been measured at fair value.

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in accordance with IFRS calls for the use of estimates and assumptions. These estimates and assumptions affect the value of balance sheet items at the closing date, the disclosure of contingent assets and liabilities and the amounts of revenue and expenses during the reporting period. The estimates are based on management's best assessment at the balance sheet date, but actual amounts may differ from the estimates made.

Impairment of non-current assets

The Group tests goodwill and intangible assets with indefinite useful lives at least once a year for impairment. Other non-current assets are tested when there are indications that the value has been impaired. The value in use approach has been adopted in impairment testing. The estimated discounted future cash flows can vary from actual cash flows due to long useful lives of assets, changes in estimated prices of product and product costs and changes in the discount rates. These could lead to significant impairment charges.

Employee benefits

The Group operates in different countries a mixture of both defined benefit and defined contribution plans. Several statistical and other actuarial assumptions are used in calculating the expense and liability related to the plans. Among these assumptions there is the discount rate, expected return on plan assets, changes in future compensation and withdrawal. Statistical information may differ materially from actual results due to changes in economic conditions and changes in service period of plan participants among others. Changes in actuarial assumptions may have significant effect on Group's profit or loss, but the effect of these changes is recorded for the employees' remaining average period of service.

Environmental provisions

Group's operations are mainly based on own paper and pulp production. A remarkable amount of wood raw material, chemicals, water and energy is used in processes.

Group's objective is to operate in compliance with the regulations related to environmental issues and to reduce among others emissions to air and to water. The Group has recorded provisions for normal environmental liabilities. Unexpected events which may happen during production processes and waste treatment may cause substantial losses and additional costs.

Income taxes

The Group reviews at the end of each reporting period whether it is probable that sufficient taxable profit will be available against which a deductible temporary differences, deferred tax assets, can be utilized. The actual outcome may differ from the factors used in estimates. This can lead to significant recognition of tax assets as tax expense in the income statement.

PRINCIPLES OF CONSOLIDATION

Subsidiaries

The consolidated financial statements include the accounts of the parent company M-real Corporation and all those subsidiaries in which the parent company controls at the end of the year, directly or indirectly, over 50 per cent of the voting rights or it otherwise exercises control of the company.

The financial period of all companies ended on 31 December 2007. Subsidiaries acquired or established during the financial period have been consolidated from the date of their acquisition. Companies in which a controlling interest has been given up during the financial year are included in the consolidated financial statements up to the time of sale.

The financial statements of subsidiaries have been translated, as necessary, to be in line with the accounting policies applied in the Group's financial statements.

Intra-Group shareholdings have been eliminated using the purchase method. The acquisition cost in excess of a subsidiary's equity at the time of purchase is allocated to the subsidiary's property, plant and equipment if its carrying value is lower than the fair value. The portion allocated to property, plant and equipment is depreciated according to the plan for the category of property, plant and equipment in question. The unallocated portion is stated as goodwill on the assets side of the balance sheet.

In accordance with IFRS 3 (Business Combinations), which came into force on 1 April 2004, goodwill was not amortized in 2005. The comparative figures for 2004 have likewise been presented according to the same principle.

All intra-Group transactions, unrealized margins on internal deliveries, internal receivables and liabilities as well as internal distribution of profits have been eliminated.

Minority interests have been separated out from the Group profit attributable to shareholders of the parent and from shareholders' equity and presented as a separate item under equity.

Associated companies

Associated companies are companies in which M-real Corporation, either directly or indirectly, has a 20-50 per cent holding of the voting rights or a significant influence but over which it does not have control. Associated companies are included in the consolidated financial statements using the equity method. M-real's share of the results of associated companies is stated in the income statement on the line "Share of Profits from Associated Companies." The Group's portion of the net assets of associates, together with the goodwill having arisen on the acquisition less accumulated depreciation by 31 December 2003, is presented in the balance sheet on the line "investments in associated companies". Equity accounting is discontinued when the carrying amount of the investment in associated company has decreased to zero, unless the Group has incurred or guaranteed obligations in respect of the associated company.

Joint ventures

Joint ventures are entities in which a company enters into a contractual arrangement whereby it shares control over the finances and operations together with other parties. The Group's holdings in joint ventures are consolidated using the proportionate method line by line. Accordingly, M-real's consolidated financial statements include an amount of the joint ventures' assets, liabilities, revenue and expenses corresponding to the company's holding in them. Oy Metsä-Botnia Ab, Äänevoima Oy, Ääneverkko Oy and Grovehurst Energy Ltd have been consolidated on a proportionate basis line by line.

Transactions in foreign currency

Transactions denominated in foreign currency are translated to euros using the exchange rate on the transaction date. Receivables and liabilities in foreign currency amounts are translated to euros using the exchange rates at the balance sheet date. The exchange rate differences thus arising are recorded in their entirety in financial income and expenses.

The income statements of Group companies that use a currency other than the euro in their reporting are translated to euros using the average rates during the report period, and their balance sheets are translated by applying the rates at the balance sheet date. The translation differences arising from translating the income statements and balance sheets of subsidiaries at different rates and from applying the purchase method of consolidation are recorded in the Group's equity. When a subsidiary is disposed of either through a sale or dissolution, the translation differences that have accumulated by the date of disposal are recorded in the income statement as part of the gain or loss arising on the disposal. When making the transition to IFRS, translation differences that arose prior to 1 January 2004 were recorded in the Group's retained earnings, and they are no longer entered in the income statement if the subsidiary is disposed of subsequently.

Financial assets

Financial assets have been classified according to the IAS standards as follows: 1) Financial assets at fair value through profit or loss, 2) Held-to-maturity investments, 3) Loans and other receivables and 4) Available-for-sale financial assets. Categorisation depends on the purpose for which the assets were acquired and is made at the time they were originally recorded. Financial asset purchases and sales are recorded at the settlement date.

Investments acquired for trading have been classified as financial assets at fair value through profit or loss. These may include, for example, short-term and long-term money market deposits, commercial papers and bonds. Financial assets held for trading have been recognized at fair value based on price quotations in the market. Unrealised and realised gains and losses due to changes in fair value are recognized immediately in the income statement during the financial period in which they are incurred.

Held-to-maturity investments include those investments which the Group has full intention and ability to retain until the date of their maturity. Loans and other receivables comprise external and Metsäliitto Group's internal loan receivables. Financial assets designated in these categories are carried at amortised cost using the effective interest method.

Available-for-sale financial assets include other investments that are not included in any other category. This category includes mainly investments in shares and other holdings not related to daily cash management. Financial assets available for sale are valued at fair value, which is principally based on public quotation for shares. The most important shareholding consists of the Pohjolan Voima Oy shares, which are carried at their cost less impairments, as fair value is not justifiable because the shareholder agreement prevents free selling of shares at fair value. Changes in the fair value of financial assets available for sale are included in shareholders' equity in fair value reserve and transferred from shareholders' equity to profit and loss account when the investment is sold or its value is impaired so that an impairment shall be charged for the investment.

An impairment of financial assets must be charged, if the book value of the financial asset exceeds the amount of money obtainable for it, the assessment of which is based on, for example, the debtor's financial difficulties, neglect of payment or disappearance of an active market for the item in question.

Cash and cash equivalents comprise cash in hand, deposits held at call with banks and other short-term highly liquid investments. Cash and cash equivalents includes items with original maturities of three months or less.

Financial liabilities

The Group has classified all financial liabilities under "Other liabilities". When a financial liability is entered in the accounts, it is measured at cost, which is equal to the fair value of the consideration received for it. Transaction costs are included in the original carrying amount of all financial liabilities. Subsequently, all financial liabilities are measured at amortized cost using the effective interest method. Derivative contracts for which hedge accounting is not applied are classified as "Financial liabilities at fair value through profit or loss".

Derivative financial instruments and hedge accounting

Derivative financial instruments are initially recognized in the balance sheet at cost and thereafter during their term-to-maturity are revalued at their fair value. Gains and losses resulting from recognition at fair value are treated in accounting as required with regard to the intended use of the derivative in question. Derivatives are initially classified either as

1) Hedges of the exposure to changes in fair value of receivables, liabilities or firm commitments, 2) Hedges of the cash flow from a highly probable forecast transaction, 3) Hedges of a net investment in a foreign entity, 4) Derivatives to which it has been decided not to apply hedge accounting or 5) Derivatives used for trading. Derivatives that do not qualify for hedge accounting are classified as financial assets or financial liabilities at fair value through profit or loss.

When applying hedge accounting, at the inception of a hedging relationship the Group has documented the relationship between the hedged item and the hedging instruments as well as the hedging strategy observed. To meet the requirements of hedge accounting, the Group has also continuously carried out effectiveness testing to verify that changes in the fair value of the hedging instrument for each hedging relationship cover effectively enough, with respect to the hedged risk, any changes in the fair value of the hedged item.

The fair value of derivatives is disclosed in current non-interest-bearing receivables or liabilities. The fair values of derivatives classified in accordance with the applied accounting practice are presented in Notes to the accounts no. 28. The maturity analysis of cash flow hedge accounting is presented in Notes to the accounts no. 29.

Currency hedging

To hedge its foreign currency exposure, the Group has partly applied hedge accounting in accordance with IAS 39 as so-called cash flow hedge. A separately defined portion of the highly probable forecast cash flow of sales in USD, GBP and SEK is the object of hedge accounting. A change in the fair value of a derivative hedge (currency forward contracts) proven effective is entered directly in shareholders' equity in the fair value reserve, and only after the realisation of the forecasted sales transaction it is entered in the income statement as an adjustment of the hedged sales. Changes in the fair value of other currency derivatives to hedge foreign currency exposure are recognized under financial items in the income statement. The fair values of forward foreign exchange contracts are based on forward prices prevailing at the balance sheet date, and currency options are stated at market rates in accordance with the Black&Scholes model.

The hedging of a net investment in a foreign entity is dealt with in the books like cash flow hedge. Changes in the fair value of a derivative and loan hedge proven effective are recognized directly against the translation differences accumulated in shareholders' equity. The ineffective portion of the hedge as well as the effect of the interest rate element of forward exchange contracts are recorded in financial income and expenses in the income statement.

Interest hedging

To hedge the fair value of separately defined loans with derivatives contracts (interest rate swaps and currency swaps), the Group has applied hedge accounting in accordance with IAS 39 as so-called fair value hedge. Changes in the fair value of both defined loans and derivative contracts that meet the criteria for effective hedge accounting are recognized in financial income and expenses through profit and loss. The fair value of loans is calculated in respect of interest rate risk and currency risk elements, but any changes in the company's credit risk premium have not been taken into account.

Moreover, to hedge its interest rate exposure, the Group has partly applied hedge accounting in accordance with IAS 39 to hedging of contractual cash flows of floating interest rates of loans as so-called cash flow hedge. A change in the fair value of derivative contracts (interest rate swaps) is entered directly in shareholders' equity in fair value reserve.

All other interest rate derivatives, to which hedge accounting is not applied, are stated at their fair value, and changes in fair value are recognized under financial items in the income statement. The fair values of forward rate agreements, interest rate futures and options are based on quoted market rates at the balance sheet date, and interest rate swaps and currency swaps are measured at the present value of future cash flows, with the calculation based on market interest rate yield curve.

Commodity risk hedging

To hedge its electricity price risk exposure, the Group has partly applied hedge accounting in accordance with IAS 39 as so-called cash flow hedge. A separately defined portion of the highly probable forecast cash flow of electricity purchases in Finland and Sweden is the object of hedge accounting. A change in the fair value of a derivative hedge (forward electricity contracts) proven effective is entered directly in shareholders' equity in fair value reserve, and only after the realisation of the forecast electricity purchases it is entered in the income statement as an adjustment of the hedged purchases. The ineffective part of electricity derivatives classified to hedge accounting and other electricity, oil and pulp derivatives hedging commodity price risk are recognized at market rates at the balance sheet date, and changes in fair value are entered in the income statement under "Other income and expenses".

Embedded derivatives are valued at fair value, and changes in fair value are entered under financial items in the income statement. The amount of embedded derivatives at the M-real Group is insignificant.

Segment reporting

The Group's primary segment reporting is based on business segments and secondary segment reporting on geographical segments. Business segments are defined in accordance with the Group's management organization.

Transactions between segments are based on market prices. All sales and other transactions between segments are eliminated on consolidation. The same accounting policies are applied in segment reporting as for the Group as a whole.

The result reported for the segments is operating profit (profit before financial income and expenses). The assets of a segment include all the assets of the units belonging to the segment, except for assets related to financing and taxes. Goodwill arising on the acquisition of subsidiaries is allocated to the business segments in accordance with the matching principle. Segment liabilities include all the operating liabilities of the units belonging to the segment (all liabilities excluding liabilities relating to financing and taxes).

Non-current assets held for sale and discontinued operations

An asset item/operation is classified as held for sale when the amount corresponding to its carrying value will be generated primarily from sale of the asset item.

Asset items classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Asset items classified as held for sale are not depreciated or amortized.

A discontinued operation is one which the Group has disposed of or that is classified as held for sale and represents a separate major line of business or geographical area of operations. The profit or loss from discontinued operations after tax is shown as a separate item in the consolidated income statement.

Recognition of income

Sales are calculated after deducting indirect sales taxes, trade discounts and other items adjusting sales. Revenue from the sale of goods is recognised as income when the significant risks and benefits associated with ownership of the products have passed to the purchaser and the seller no longer has an actual right of possession or control over the products. Revenue from the sale of services is recorded when the services have been rendered.

Delivery and handling costs

Costs arising from the delivery and handling of goods are recorded in operating expenses in the income statement.

Research and development expenditure

Research and development expenditure is recognised as an expense at the time it is incurred. Development expenditure is capitalized if it meets the criteria for capitalization. To date, M-real does not have capitalised R&D expenditure.

Borrowing costs

Borrowing costs are generally recognized as an expense in the period in which they are incurred. When an item of property, plant and equipment is involved in a major and long-term investment project, the borrowing costs directly due to the acquisition and construction of the asset are included in the asset's cost. Transaction expenses directly due to obtaining loans are deducted from the original cost of said loan and periodized as interest expense using the effective interest rate method.

Income taxes

Tax expense in the income statement is comprised of the current tax and deferred taxes. Income taxes are recorded on an accrual basis for the taxable income of each reporting unit, applying the tax rate in force in each country at that time. Taxes are adjusted for any taxes for previous periods.

Deferred taxes and tax assets are calculated on all the temporary differences between the accounting value and the tax base. The largest temporary differences arise from depreciation on property plant and equipment. The temporary differences arise also from measurement at fair value of the balance sheets of acquired companies at the time of purchase, measurement of derivative instruments at fair value, defined-benefit pension plans and unused tax losses also.

Deferred taxes have been calculated by applying the tax rates in force by the balance sheet date. Tax assets are recognized to the extent that it is probable that taxable profit will be available against which a deductible temporary difference can be utilized.

INTANGIBLE ASSETS

Goodwill

Goodwill is the portion of the cost of an acquired subsidiary, associated company or joint venture which exceeds the fair value of its net identifiable assets at the time of purchase. M-real applies this requirement of IFRS 3 to acquisitions that have been made after 1 January 2004. Under the exemption provided by IFRS 1, acquisitions made prior to this have been measured in accordance with previous accounting policies and they have not been adjusted retroactively.

Goodwill is not amortized but is tested annually to determine any impairment. Goodwill is measured at cost less accumulated depreciation by 31 December 2003 as well as subsequently booked impairment losses. An impairment loss is recorded as an expense in the income statement in the reporting period during which the impairment has been determined. Goodwill is allocated to cash-generating units for the purpose of impairment testing. An impairment loss is recognised when the recoverable amount of the cash-generating unit is less than the carrying amount of that unit. The impairment loss is allocated first to any goodwill allocated to that unit and then to the other assets of the unit on a pro-rata basis based on the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in subsequent periods.

The gain or loss on disposal of an entity includes the carrying amount of goodwill allocated to that entity.

Computer software

Expenditure on developing and building significant new computer software programs are recognized in the balance sheet as an intangible asset and amortized over its useful life, which is not to exceed five years. Direct expenses to be capitalized include consultancy and expert advisory fees paid to outside parties, software licences obtained for the application, staff costs to the extent that they can be allocated directly to the project as well as other direct costs. Maintenance and operating expenditure related to computer software and EDP applications is recorded as an expense in the reporting period in which it has been incurred.

Other intangible assets

The cost of patents, licences and trademarks having a finite useful life is capitalized in the balance sheet under intangible assets and amortized on a straight-line basis over their useful lives in 5-10 years.

Emission rights

Allowances received by the governments free of charge have initially been recognised as intangible assets and the corresponding government grant as advance payment in liabilities based on fair value at the date of initial recognition. Allowances are measured at its cost or at their fair value if less. Allowances are not amortized. The emissions produced are recognised as cost and as liability together with the corresponding government grant as income both based on the value at the date of initial recognition. So rights consumed that are within the original range have no positive or negative effect on profit for the period. The costs of purchasing additional rights to cover excess emissions or the sale of unused rights have effect on profit.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at original cost. The property, plant and equipment of acquired subsidiaries is measured at fair value at the time of the purchase. Property, plant and equipment is presented in the balance sheet at cost less accumulated depreciation and impairment losses. For investments in property, plant and equipment requiring a long construction time, the interest incurred during construction is capitalized in the balance sheet as part of the asset for the time that is necessary for bringing the asset to working condition for its intended use.

Property, plant and equipment is depreciated on a straight-line basis over the following expected useful lives:

Buildings and constructions	20-40 years
Heavy power plant machinery	20-40 years
Other heavy machinery	15-20 years
Lightweight machinery and equipment	5-15 years

Land and water areas are not depreciated. If the significant parts of an item of property, plant and equipment have useful lives of differing length, each part is depreciated separately.

The estimated economic lives are reviewed at each balance sheet date and if they differ significantly from previous estimates, the depreciation periods are altered accordingly.

Expenditures arising from large-sized modernization and improvement projects are capitalized in the balance sheet if it is probable that the economic benefit resulting from the projects will exceed the estimated revenue originally obtainable from the asset item that is to be modernized. Other expenditure related to repair and maintenance is expensed in the period in which it is incurred.

Gains and losses arising on the sale and decommissioning of items of property, plant and equipment are calculated as the difference between the net revenue obtained and the carrying amount. Capital gains and losses are included in operating profit in the income statement.

When a non-current item of property, plant and equipment is classified as held for sale in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations," the recording of depreciation on said asset is discontinued. A non-current asset held for sale is measured at the lower of the carrying amount or the fair value less the expenses necessary to make the sale.

Government grants

Government grants received for the purpose of purchasing property, plant and equipment and similar are entered as deferred income in balance sheet liabilities and recognized in other operating income during the actual useful life of the asset. Other grants are recorded as other operating income in the income statement for the financial periods during which they are matched with the corresponding expenses.

Leases

Leases on property, plant and equipment for which the Group assumes substantially all the risks and rewards incident to ownership of the asset are classified as finance lease agreements. A finance lease agreement is recognized in the balance sheet at an amount equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. The corresponding lease payment liability is recorded in interest-bearing liabilities under other non-current liabilities. An asset obtained on a finance lease is depreciated over the useful life of the asset or, if shorter, the lease term. Lease payments are split between financial expenses and a reduction in the lease liabilities.

Lease agreements in which the risks and rewards incident to ownership remain with the lessor are treated as other lease agreements (operating leases). Lease payments under an operating lease are recognized as an expense in the income statement on a straight-line basis over the lease term.

Impairments

Asset carrying values are measured at the end of each reporting period to determine any impairment. To facilitate impairment testing, the Group's assets are divided into identifiable smaller units that are substantially independent of the cash flows generated by other units. The carrying values of these cash-generating identifiable assets are always tested when there are indications that the value of the asset has been impaired, and any impairments are recorded as an expense. Nonetheless, those cash-generating units to which goodwill has been allocated are subjected to an impairment test annually.

The recoverable amount of an asset is the higher of its net selling price or fair value. Value in use is determined by discounting estimated future net cash flows.

An impairment loss recognized on an item of property, plant and equipment in prior periods is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Following such a reversal, the value of the asset item must not exceed the carrying amount which it had, less depreciation, prior to the recording of the impairment loss.

An impairment loss recognized for goodwill is not reversed in subsequent periods.

Biological assets

Biological assets (living trees) are measured at fair value less the estimated expenses of making a sale. The fair value of a stand of trees, excluding young seedlings, is based on the present value of expected cash flows (revenue and expenses). The calculations take into account the future growth of the stand as well as the environmental protection-related limits on the forests. The calculation of income from fellings and silvicultural costs is based on the prevailing price level as well as the company's view of the future trend in prices and costs. Changes in the fair value of a stand of trees are included in operating profit during the financial period.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of finished and semi-finished products comprises raw materials, direct labour expenses, other direct expenses as well as an appropriate share of fixed and variable production overheads. The normal capacity of the production facilities is used as the divisor in allocating overheads to the different production units.

The value of inventories is determined using the FIFO (first-in, first-out) method or, alternatively, the weighted average cost method. Net realizable value is the estimated selling price that is obtainable less the costs of completion and the costs necessary to make the sale.

Accounts receivables

Accounts receivables are measured at the expected net realizable value, which is the original invoicing value less estimated impairment provisions on the receivables. Impairment test is carried for all receivables at bankruptcy or overdue over 180 days, when there is a justifiable reason to assume that the Group will not receive payment for the invoiced amount according to the original terms.

Provisions

A provision is recognized in the balance sheet when the Group has a legal or constructive obligation as a result of a past event and it is probable that settlement of the obligation will require a financial payment or cause a financial loss, and a reliable estimate can be made of the amount of the obligation. If some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recorded in the balance sheet as a separate asset, but only if it is virtually certain that reimbursement will be received.

Restructuring

A restructuring provision is recorded for the financial period when the Group has incurred a legal or constructive obligation to make a payment. Termination payments are recorded when a detailed plan has been made of the restructuring and the main points of the plan have been communicated to the employees who are affected by the arrangement.

Environmental obligations

Costs arising from environmental remediation which do not increase present or future revenue are recorded as annual expenses. Environmental liabilities are recorded in accordance with present environmental protection laws and regulations when it is probable that the obligation which has arisen and its amount can be estimated reasonably.

EMPLOYEE BENEFITS

Pension benefits

The Group has, in different countries, pension plans that comply with each country's local regulations and practices. Most of the pension plans are defined-contribution plans. The Group also has defined-benefit pension plans. They define pension security benefits, unemployment compensation and any post-employment benefits. The pension plans are funded by employer and employee contributions to pension insurance companies or a pension foundation on the basis of actuarial pension liability calculations. Under defined-benefit plans, the employer is generally responsible for ensuring that the former and present employees belonging to the plan receive the benefits defined in the plan's statutes.

In defined-benefit plans, the pension liability is stated as the present value of future pension contributions at the balance sheet date less the fair value of plan assets at the balance sheet date and adjusted for actuarial gains and losses as well as for past service costs. The pension liability is calculated by independent actuaries. Pension liabilities are recorded as pension obligations under balance sheet non-interest-bearing liabilities.

Pension expenditure is recorded in the income statement as an expense, periodizing it over employee's period of service. Actuarial gains and losses, to the extent they exceed the corridor set, are recorded for employees' remaining average period of service.

For defined-contribution pension plans, pension contributions are paid to insurance companies based on the work performed during the employee's period of service, after which the Group no longer has other pension obligations. The Group's payments into defined-contribution plans are recorded as an expense in the period during which the obligation was incurred.

Share-based payment

A share based incentive program has been established for company's top executives. This compensation plan is recognised as equity-settled or cash-settled share-based payment transactions depending on the settlement. The possible reward of the incentive program from the year 2007 is based on the Group's cash flow and return on capital employed and is paid partly in M-real's B shares and partially in money. Shares are valued using market value on the grant date.

Earnings per share

Undiluted earnings per share are calculated using the weighted average number of shares during the reporting period. In calculating earnings per share adjusted for the effect of dilution, the average number of shares is adjusted for the dilution effect of any equity instruments that have been issued. In calculating earnings per share, earnings are taken to be the reported earnings attributable to the parent company's shareholders. Earnings, both undiluted and adjusted for the effect of dilution, are calculated separately for continuing and discontinued operations.

Dividends payable

Dividends payable by the company are recorded as a decrease in equity in the period during which shareholders, in a general meeting, have approved the dividend for payment.

Comparative figures

Where necessary, comparative figures have been classified to conform to changes in presentation in the current year. In October 2007 the Group disposed the Map Merchant Group. Merchant business has been classified as discontinued operation. The post-tax profit and the profit on disposal have been shown as a separate item in the consolidated income statement after the result from continuing operations. In addition comparative figures have been revised to reflect the impact of the adoption of new and revised IFRS-standards.

Standards, amendments and interpretations effective in 2007

IFRS 7, 'Financial instruments: Disclosures', and the complementary amendment to IAS 1, 'Presentation of financial statements – Capital disclosures' The standard requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The standard introduces new disclosures relating to financial instruments, but have no impact on the classification or valuation of the derivatives

IFRIC 8, 'Scope of IFRS 2', requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of IFRS 2. This interpretation does not have any impact on the Group's financial statements.

IFRIC 9 Reassessment of Embedded Derivatives concludes that an entity should not reassess the conclusion as to whether an embedded derivative needs to be separated from the hybrid contract after it is initially recognised. This interpretation does not have any impact on the Group's financial statements.

IFRIC 10, 'Interim financial reporting and impairment', prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation does not have any impact on the Group's financial statements.

Standards, amendment and interpretations effective in 2007 but not relevant

IFRIC 7, 'Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies'.

Application of new and amended IFRS standards and IFRIC interpretations

The IASB has published the following standards and interpretations whose application will be mandatory in 2008 or later. The Group has not earlier adopted these standards, but will adopt them in later periods.

The following standards and interpretations will be adopted by the Group in 2008:

IFRIC 11, 'Group and treasury share transactions' provides guidance on whether share-based transactions involving treasury shares or involving group entities should be accounted for as equity settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have any impact on the Group's financial statements.

The following new standards and interpretations effective in 2008 are not relevant to the Group's operations:

IFRIC 12, 'Service Concession Arrangements' applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services.

IFRIC 14, 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' is applied to post-employment defined benefit plans and other long-term defined benefit plans under IAS 19, if the plan includes minimum funding requirements. The interpretation also clarifies the criteria for recognition of an asset on future refunds or reductions in future contributions.

The Group will adopt in 2009 the following standards published by IASB:

IAS 1 (Revised) 'Presentation of Financial Statements' is aimed at improving users' ability to analyse and compare the information given in financial statements by separating changes in equity of an entity arising from transactions with owners from other changes in equity. The standard will have effect on presentation but not on accounting policy.

Amendment to IAS 23 'Borrowing Costs' requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of qualifying asset as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The amendment does not change the accounting policy applied by the group and therefore, does not have any impact on the Group's financial statements.

IFRS 8, 'Operating Segments' replaces IAS 14. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group is currently evaluating the effects of the standard on reporting.

IFRIC 13, 'Customer Loyalty Programmes'. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the Group's operations because none of the Group's companies operate any loyalty programmes.

2. Management of financial risks

The financial risks associated with business operations are managed in accordance with the treasury policy endorsed by the Board of Directors and the senior management of the company. The policy defines focal instructions on the management of foreign currency, interest rate, liquidity and counterparty risks, and for the use of derivative financial instruments. Correspondingly, commodity risks are managed according to the company's commodity risk policy. The purpose is to protect the company against major financial and commodity risks, to balance the cash flow and to allow the business units time to adjust their operations to changing conditions.

Metsä Group Financial Services Oy (Metsä Finance) is specialized in finance and functions as the Group's internal bank. M-real's holding in Metsä Finance is 51 per cent and Metsäliitto Cooperative's holding is 49 per cent. Financial operations have been centralised to Metsä Finance, which is in charge of managing the Group companies' financial positions according to the strategy and financial policy, providing necessary financial services within the Metsäliitto Group and acting as an advisor in financial matters.

Foreign currency risk

The Group's foreign currency exposure consists of the risks associated with foreign currency flows, translation risk of net investments in foreign entities and economic currency exposure. Most of the Group's costs are incurred in the euro zone (and to some extent in Sweden), but a significant part of the sales is in other currencies. Sales revenue may therefore vary because of changes in exchange rates, while production costs remain unchanged. Product prices are also often quoted in currencies other than the home currency. In the foreign currency transaction exposure, which consists of foreign currency denominated sales revenue and costs, are included foreign currency denominated sales receivables, accounts payable, received orders and a certain part of the forecast net currency cash flow.

The main currencies of the Group's foreign currency transaction exposure are the US dollar, the British pound and the Swedish krona. A strengthening of the dollar and the pound has a positive impact on the financial result and a weakening a negative impact. A weakening of the Swedish krona has a positive impact on the result. Other significant currencies are AUD, CAD, CHF, DKK and NOK. The hedging policy is to keep an amount corresponding to three months' cash flows of all contractual or estimated currency flows consistently hedged. The hedging level can, however, vary between 0–12 months as the financial policy has defined separate risk mandates for deviating from the norm hedging. The Board of Directors decides on significant changes in the hedging level if they see a reason to deviate from the norm set out in the financial policy. The amount of currency-specific hedging depends on current exchange rates and market expectations, on the interest rate differences between the currencies and the significance of the exchange rate risk for the financial result. The transaction exposure is mainly hedged by forward transactions but also by the use of foreign currency loans and currency options.

Hedge accounting in accordance with IAS 39 is applied partially to the hedging of the currency transaction exposure, which allows fair value changes of hedges designated to hedge accounting to be entered directly in shareholders' equity in fair value reserve. At the end of the reporting period, the foreign exchange transaction exposure had been hedged 5.4 months on average. During the reporting period, the hedging level has varied between 5 and 7 months. The dollar's hedging level was 8.7 months, of which the portion of hedge accounting was 5.2 months. The Swedish krona's hedging level was 5.8 months, of which the portion of hedge accounting was 3.6 months. The pound's hedging level was 3.4 months, of which the portion of hedge accounting was 0.2 months. Hedges allocated to hedge accounting have been used to hedge the portion of highly probable forecast sales of the currency transaction exposure.

The translation risk of a net investment in a foreign entity is generated from the consolidation of the equity of subsidiaries and associated companies outside the euro area into euros in the consolidated financial statements. According to the financial policy, 50–100 per cent of equity should be hedged. The translation risk of equity has been hedged through the use of forward transactions and foreign currency loans and the position has been kept hedged in all the main currencies. Hedge accounting in accordance with IAS is applied to the hedging of the equity exposure. This allows the exchange gains and losses of effective hedging to be entered into the equity offsetting translation differences. During the reporting period, on average 97 per cent of the equity position was hedged and at the end of the reporting period 99 per cent.

The Group applies the Value-at-Risk method to assess the risk of its open foreign currency positions. The VaR is calculated on the deviation from the three-month foreign currency exposure hedge norm defined in the financial policy. A 99 per cent confidence level on one month period is applied to the VaR risk figure, i.e., the VaR indicates that with a 1 per cent probability the market value of the open foreign currency position depreciates more than the amount of the risk figure in a month. The risk mandates regarding hedging decisions have been defined by restricting the company management's powers by linking them to maximum currency-specific hedging level changes and to a VaR limit. Possible strategic decisions which exceed the policy risk limits are made by the Board of Directors. The limit set for the M-real Group's foreign currency risk is EUR 19 million and the VaR is at the end of the reporting period EUR 8.2 million. Average during the period has been EUR 10.8 million. The risk figure has been relatively high due to the high hedging level of the dollar as the deviation from the three-month hedging norm has been substantial. The Value-at-Risk method is also used to assess the market risk of Metsä Finance's trading operations. Trading volume has been relatively low during the reporting year: Metsä Finance's average VaR (of one day at 99 per cent) was only EUR 0.24 million in 2007. The volumes and fair values of derivatives used in the management of foreign currency risks are presented in Notes no. 28.

Interest rate risks

The interest rate risk is related mainly in the interest bearing receivables and loans and currency hedging. The most significant currencies in risk management are the euro, the US dollar, the British pound and the Swedish krona. The objective of the interest rate risk policy is to minimise the negative impact of interest rate changes on the result and the financial position, and to optimise financing costs within the framework of risk limits. The effect of interest rate changes on financial costs depends on the average interest fixing time of interest bearing assets and liabilities, which is measured in the Group by duration. As duration diminishes the rise of interest rates affects more quickly the interest expenses of financial liabilities. The maturity of the loan portfolio can be influenced, e.g., by adjusting between floating-rate and fixed-rate loans and by using interest rate derivatives. The Group uses in its interest rate risk management interest rate swaps, interest rate futures and interest rate options.

The average interest duration norm based on the Group's financial policy is 6 months. The duration can, however, deviate from the hedging policy norm so that the decision of a deviation exceeding four months has to be made by the Board of Directors. The average duration of loans was 5.8 months at the end of the year. During the reporting period duration has varied between 5 and 8 months. At the end of 2007, an increase of one per cent in interest rates would increase interest rate costs of the next 12 months by EUR 9.2 million.

The Group is exposed to a risk of change in the value of derivatives due to a change in market prices when using interest rate derivatives, since according to IAS 39 derivatives must be valued to their fair value in the balance sheet. However, the partial application of hedge accounting will balance the effects of changes in the market value of derivatives on the financial result. The Group is applying fair value hedge accounting in accordance with IAS 39 to fixed-rate loans which have been converted by interest rate and currency swaps to floating-rate financing. In addition, the Group is applying cash flow hedge accounting in accordance with IAS 39 to the major part of the interest rate swaps by which floating-rate financing has been converted to fixed-rate financing. The gross nominal volume of interest rate derivatives at the time of financial statements (including currency swap contracts) is EUR 2,074 million, of which the portion of reversed contracts is EUR 777 million. Of the derivatives portfolio, EUR 940 million is allocated to hedge accounting, and the portion of derivatives recognized in the balance sheet through profit or loss is EUR 357 million. The maturity of interest rate swap contracts varies between 1–6 years, and the maturity of currency swap contracts between 2–6 years.

Commodity risk

In the hedging of commodity risks the Group applies risk management policies defined separately for each selected commodity. According to the policy, the management of commodity risks with regard to derivatives is accomplished by Metsä Finance based on the strategy approved by Board of Directors of M-real. So far the commodity hedging policy is applied to the management of the price risks of electricity and natural gas.

M-real's target in managing the electricity price risk is to balance the effect of changes in the price of electricity on the Group's result and financial position. The main principle is to hedge the electricity purchase exposure, which consists of the difference of factory-specific electricity consumption estimates and power plant production shares in the possession of the Group. With regard to the Finnish and Swedish electricity procurement, the hedge strategy is implemented in cooperation with M-real Energy through Metsä Finance. The Central European energy unit will implement the hedging of Central Europe's electricity price risks according to instructions of M-real Energy. M-real hedges the electricity price risk actively by setting the hedging norm at 85%-, 55%- and 25%- share of the estimated net position during the first, second and third successive 12-month periods. Hedge accounting in accordance with IAS 39 has been applied partially to electricity hedging. Consequently the fair value of hedges allocated to hedge accounting is entered in equity in fair value reserve and only after the realisation of electricity purchases in the income statement as an adjustment of the purchases.

Approximately a third of M-real's mills' use of fuel is based on natural gas. The hedging of natural gas price risks has been done with physical, fixed-price contracts. In Finland only the oil-related portion of the contract has been fixed. The prices of natural gas have typically been fixed to Fuel-Oil and/or Gas-Oil prices. In addition, the prices of gas supply to Finland have been fixed to the development of coal import price and the energy price index. The premise of natural gas price risk hedging is, however, to hedge only the oil-related part of the contract by using oil derivatives and fixed-priced physical supply contracts. The hedging strategy is based on a risk policy according to which M-real Energy makes the hedging decisions, and the Group Board of Directors makes significant strategic decisions.

Approximately 44 per cent of electricity hedges have been carried out by using physical supply contracts and 56 per cent as so-called financial hedges by using electricity derivatives. At the end of the year, 90 per cent of financial hedges have been designated to hedge accounting. All natural gas price risk hedges have so far been implemented by using physical supply contracts.

The continuous hedging of the Group companies' pulp price risk has not been seen as justified in the framework of the current operative model. However, pulp derivatives are used selectively to hedge individual commercial positions generated in the Group companies.

The volumes and fair values of derivatives used in the management of commodity risks are presented in Notes no. 28.

Liquidity risk

Liquidity risk is defined as the risk that funds and available funding become insufficient to meet business needs, or that extra costs are incurred in arranging the necessary financing. Liquidity risk is monitored by estimating the need for liquidity needs 12–24 months ahead and ensuring that the total liquidity available will cover a main part of this need. According to the financial policy, the liquidity reserve must at all times cover 80–100 per cent of the Group's liquidity requirement for the first 12 months and 50-100 per cent of the following 12–24 months liquidity requirement. The objective is that at the most 20 per cent of the Group's loans, including committed credit facilities, is allowed to mature within the next 12 months and at least 35 per cent of the total debt must have a maturity in excess of four years. Another target is to avoid keeping extra liquidity as liquid funds and instead maintain a liquidity reserve as committed credit facilities outside the balance sheet.

The cornerstone of liquidity risk management is to manage the Group's operative decisions in such a way that targets concerning indebtedness and sufficient liquidity reserve can be secured in all economic conditions. Liquidity risk is also managed by diversifying the use of capital and money markets to decrease dependency on any single financing source. The optimisation of the maturity structure of loans is also emphasized in financial decisions. The Group has been able to significantly stabilise the maturity structure of long-term loans by Eurobond issues in 2006 and divestments during 2007.

Liquidity is on a good level. The available liquidity was EUR 1,236 million at the end of the reporting period, of which EUR 856 million was committed credit facilities and 380 million liquid funds and investments. In addition, the Group had at its disposal short-term, uncommitted commercial paper programmes and credit lines amounting to around EUR 575 million. At the end of 2007, the liquidity reserve covers the forecasted financing need of the next 24 months. On the longer time horizon than this the successful re-financing of loans maturing in 2009 is crucial to maintain adequate liquidity reserve. The target is to reduce the re-financing need of 2009 by realizing at least EUR 200 million worth of divestments by the end of the first quarter in 2009. 11 per cent of long-term loans and committed facilities fall due in a 12 month period and 39 per cent have a maturity of over four years. The average maturity of long-term loans has reduced to 3.4 years. The share of short-term financing of the Group's interest bearing liabilities has fallen to 7 per cent.

Counterparty risk

Financial instruments carry the risk that the Group may incur losses should the counterparty be unable to meet its commitments. Such risk is managed by entering into financial transactions only with most creditworthy counterparties and within pre-determined limits. During the reporting period, credit risks of financial instruments did not result in any losses. The financial counterparty risk is limited by the fact that the liquidity reserve is partially maintained in the form of committed credit facilities. Cash at bank and in hand, and other investments have been spread to several banks and commercial papers of several institutions. Derivatives trading is regulated by the standardised ISDA contracts made with the counterparties.

The Group's sales receivables carry a counterparty risk that the Group may incur losses should the counterparty be unable to meet its commitments. Credit risk attached to sales receivables is managed on the basis of the credit risk management policies approved by operative management. Accounts receivable performance is followed monthly by Corporate Risk Management Team and Corporate Credit Committee. The credit quality of customers is assessed at regular intervals based on the customers' financial statements, payment behaviour, credit agencies and credit ratings agencies. Individual credit limits are reviewed at least annually. From time to time, as deemed necessary by management, Letters of Credits, bank and parent company guarantees and Credit insurance are used to mitigate credit risk. Credit limits are approved according to credit risk management policy with approval limits of varying values across the Group. The Corporate Credit Committee reviews and sets all major credit limits which are not supported by credit insurance and/ or other security.

From the fourth quarter 2007, M-real adopted a regular impairment tests for customer accounts receivable are carried out, with material credit loss impairment booked when a customer enters legal bankruptcy, or becomes past due for more than 6 months (180 days) without a valid payment plan or other valid reasons. The portion of overdue client receivables of all sales receivables is at the time of financial statements 9.9 per cent, of which 0.3 per cent is overdue between 90-180 days and 0.8 per cent over 180 days. The specification of doubtful receivables is in Notes no. 19.

The geographical structure of the accounts receivable is diversified and is reflecting the external sales structure presented in the Segment information. Largest sources of credit risk exist in Great Britain, Italy, Germany and France. The share of largest individual customer (individual companies or groups of companies under common ownership) credit risk exposure of M-real at the end of 2007 represented 12 per cent of total accounts receivable. 26 per cent of accounts receivable was owed by ten customer groups (individual companies or groups of companies under common ownership).

Managing the capital structure

In managing the capital structure, the Group aims at maintaining an efficient capital structure that ensures the Group's operational conditions in financial and capital markets in all circumstances despite the fluctuations typical to the sector. The company has a credit rating for long-term financing. In the Group's operative business, central target values, which correspond to standard requirements set by financing and capital markets, have been defined for the capital structure. No target level has been defined for the credit rating. The Group's capital structure is regularly assessed by the Group's Board of Directors and its Audit Committee. The Group monitors the development of its capital structure through a key ratio that describes gearing. The calculation formula of the key ratio is presented in the Annual Report on page 90.

The objective of the Group is to maintain the gearing ratio at the maximum level of 100% on average when counted over the trade cycle.

The key ratios describing the capital structure and the capital amounts used for the calculation of the key ratio were on 31.12.2007 and 31.12.2006 the following:

EUR million	2007	2006
Gearing ratio, %	112	126
Interest-bearing liabilities	2 336	2 788
./. liquid funds	380	182
./. interest-bearing current receivables	89	203
Total	1 867	2 403
Equity attributable to shareholders of parent company	1 618	1 843
+ minority interest	52	63
Total	1 670	1 906

In the company's certain loan contracts, a minimum limit of 30 per cent has been set for the Group's equity ratio and a maximum limit of 120 per cent for the Group's gearing ratio. With regard to defining the equity, the calculation formula of key ratios as defined in the loan contracts deviates from the calculation formulas presented in the Annual Report. The capital structure's key ratios calculated according to what is specified in the loan contracts were on 31.12.2007 and 31.12.2006 approximately the following:

	2007	2006
Equity ratio, %	36	34
Gearing ratio, %	95	111

Hedging of foreign exchange transaction exposure 31 Dec. 2007

	Annual transaction exposure								2007	2006
	USD	GBP	SEK	NOK	DKK	AUD	Other long	Other short	Total	Total
Transaction exposure, net (mill. currency units)	415	235	-4 378	174	244	132				
Transaction exposure, net (EUR million)	282	321	-464	22	33	79	41	-63	1 304	1 640
Transaction exposure hedging (EUR million)	-204	-90	224	-7	-9	-18	-11	25	-587	-905
Hedging at the end of the year (months)	8.7	3.4	5.8	3.9	3.3	2.7	3.2	4.7	5.4	6.6
Average hedging in 2007 (months)	9.6	3.1	7.0	3.6	4.1	3.1	3.0	7.3	6.2	7.0

Hedging of net investments in a foreign entity 31 Dec. 2007

	Equity exposure					2007	2006
	USD	GBP	SEK	CHF	Others	Total	Total
Equity exposure, (mill. currency units)	212	37	2 671	115			
Equity exposure, (EUR million)	144	50	283	70	10	557	716
Equity hedging, (EUR million)	-144	-51	-284	-70	-4	-552	-694
Hedging at the end of the year, (%)	100	103	100	100	34	99	97
Average hedging in 2007, (%)	102	93	101	101	54	97	96

Interest rate risk / duration and re-pricing structure of loans (incl. interest rate derivatives)

31 Dec. 2007											31 Dec. 2006			
Loan amount (EUR million)	Duration (months)	Average interest rate (%)	Interest rate sensitivity*) (EUR million)	Re-pricing structure of interest rates of loans 1-4/2008	5-8/2008	9-12/2008	2009	2010	2011	→2011	Loan amount (EUR million)	Duration (months)	Average interest rate (%)	Interest rate sensitivity*) (EUR million)
2 336	5.8	7.4	9.2	1 450	283	330	180	42	38	13	2 788	7.4	6.0	13.5

*) Interest rate sensitivity is an estimate of the effect of an interest rate change of one percent in one direction on net interest cost based on year end exposure.


Interest rate trends, 3 months
7
6
5
4
3
2
1
0
2003 2004 2005 2006 2007
Euribor 3 months
USD 3 months
GBP 3 months


Exchange rate trends, EUR
1,5
1,4
1,3
1,2
1,1
1,0
0,9
0,8
0,7
0,6
2003 2004 2005 2006 2007
EUR/USD
EUR/GBP


Currency breakdown of loans
EUR 89% USD 10%
SEK 1% Others 0%


Foreign currency breakdown of currency exposure
USD 22% GBP 24%
SEK 35% AUD 6%
DKK 3% Others 10%

Data to graphs on this page: 2003 FAS, 2004–2007 IFRS.

Market risk sensitivity 31.12.2007

EUR million	31.12.2007 Impact on financial assets and liabilities	Impact on equity exposure and annual transaction exposure 31.12.2007 Impact on net equity of foreign entities	Impact on net equity of foreign entities incl. hedging	Impact on annual transaction exposure (cash flow)	Impact on annual transaction exposure (cash flow) incl. hedging
Interest rate risk (100 bp rise in interest rates)					
Effect on profit	3.8			-9.2	-2.9
Effect on other change in equity	2.5				
Commodity risk (electricity price + 20 %)					
Effect on profit	0.8			-9.0	10.4
Effect on other change in equity	18.6				
FX risk (USD - 10 %)					
Effect on profit	-1.3			-28.2	-7.8
Effect on other change in equity	26.6	-14.4	0.0		
FX risk (GBP - 10 %)					
Effect on profit	2.6			-32.1	-23.1
Effect on other change in equity	5.6	-5.0	0.1		
FX risk (SEK - 10 %)					
Effect on profit	-3.6			46.4	24.0
Effect on other change in equity	14.7	-28.3	0.1		

Items with + sign = positive effect = increase of assets / decrease of liabilities / increase of cash flow
Items with - sign = negative effect = decrease of assets / increase of liabilities / decrease of cash flow

EUR million	31.12.2006 Impact on financial assets and liabilities	Impact on equity exposure and annual transaction exposure 31.12.2006 Impact on net equity of foreign entities	Impact on net equity of foreign entities incl. hedging	Impact on annual transaction exposure (cash flow)	Impact on annual transaction exposure (cash flow) incl. hedging
Interest rate risk (100 bp rise in interest rates)					
Effect on profit	6.6			-13.5	-2.7
Effect on other change in equity	4.2				
Commodity risk (electricity price + 20 %)					
Effect on profit	1.4			-5.5	11.0
Effect on other change in equity	15.0				
FX risk (USD - 10 %)					
Effect on profit	6.0			-53.0	-10.4
Effect on other change in equity	41.5	-17.9	0.2		
FX risk (GBP - 10 %)					
Effect on profit	1.8			-35.2	-22.9
Effect on other change in equity	8.0	-5.6	0.1		
FX risk (SEK - 10 %)					
Effect on profit	-6.7			49.3	22.2
Effect on other change in equity	19.7	-34.5	-0.6		

IFRS 7 requires an entity to disclose a sensitivity analysis for each type of market risk to which the entity is exposed at the reporting date, showing how profit or loss and equity would have been affected by changes in the relevant risk variable that were reasonably possible at that date. The Group has recognized interest rates, electricity prices and foreign exchange rates as its key market risks and has set 100 basis points (1 per cent) interest rate rise, 20 per cent rise in electricity price and 10 per cent weakening of USD, GBP and SEK as reasonably possible risk variables. These currencies represent about 83 per cent of Group´s annual transaction exposure. The nature of the market price risk is relatively linear so that the size of effects of opposite market price changes do not essentially differ from the presented figures. The market risk scenarios have been calculated by using regular principles of calculating market values of financial instruments described in the Group Accounting policies. Figures at the reporting date reflect quite well the average market risk conditions throughout the reporting period. Additionally the Group is presenting figures describing the effects of the risk variables to its equity exposure and annual transaction exposure (cash flow) to present a broader picture about market risks of interest rates, electricity prices and foreign exchange rates. Annual cash flows are based on estimates, but not existing commercial contracts.

3. Segment information

The accounting principles for the segment information are equal to those of the Group. The segment information is presented based on business segments and geographical segments. The business segments form the Groups primary segments and the geographical segments the secondary segments. The business segments are based on the Group organisational structure. All inter-segment sales are based on market prices and eliminated in consolidation.

Segment assets and liabilities are capital items directly used by the segments in their business operations or items that based on reasonable ground can be allocated to the segments. Unallocated capital items consist of tax and financial items and other common group items. Investments consist of additions of tangible and intangible assets used over a longer period than one year.

Business segments:	**Geographical segments:**	
Consumer Packaging	Great Britain	Belgium
Graphic Papers	Germany	Switzerland
Office Papers	France	Austria
Other operations	Finland	Russia
	Italy	Uruguay
	Spain	Other Europe
	Netherlands	USA
	Sweden	Asia
	Poland	Other countries

Segment sales from external customers by geographical area are based on the geographical location of the customer and segment assets and capital expenditure by geographical location of the assets.

Consumer Packaging business area offers paperboards, packaging solution and related services to carton printers and brand owners in industries such as health- and beautycare, foods, cigarettes and consumer durables. The product range also includes graphic boards, labelling and self-adhesive laminates. Consumer Packaging´s main market is Europe, although considerable volumes are also delivered to Asia and the USA. M-real is the second largest producer of folding boxboard in Europe and globally, and the global leader in coated white top kraftliner and wallpaper base.

Graphic Papers business area produces coated and uncoated graphic papers and related services for publishing, commercial printing and communication purposes. Customers include leading publishers, printers, advertising agencies and brand owners around the world served either directly or via paper merchant partners.

M-real's magazine and fine papers are used for magazines, product catalogues, brochures, annual reports, flyers, art books and direct mail.

Graphic Papers was established in November 2007 through a merger of Publishing and Commercial Printing business areas. Merging the two business areas creates synergies in administration, production, logistics and sales and marketing. M-real is the third largest producer of coated magazine paper and coated fine paper in Europe.

Office Papers business area focuses on office papers. The product portfolio meets the need of all types of users, from the smallest home offices through to large corporations and government institutions. The products are designed to provide the highest performance in various printing technology applications.

Office Papers aims at meeting the growing need for paper used for communication, mainly in European offices and homes. M-real is the third largest European producer of uncoated fine papers.

Sales by business segment

EUR million	External	Internal	**2007** Total	External	Internal	**2006** Total
Consumer Packaging	927	7	934	969	2	971
Graphic Papers	2 268	0	2 268	2 380	10	2 390
Office Papers	722	1	723	727	0	727
Other operations	523	381	904	528	382	910
Elimination		-389	-389		-394	-394
Continuing operations, total	4 440	0	4 440	4 604	0	4 604

Operating profit and return on capital employed by business segment

EUR million	2007 Operating profit	2007 Return on capital employed, %	2006 Operating profit	2006 Return on capital employed, %
Consumer Packaging	56	7.5	43	5.1
Graphic Papers	-81	-3.9	-212	-9.5
Office Papers	-187	-29.6	-18	-2.3
Other operations	92		-42	
Group	-120	-2.6	-229	-4.7
Share of results from associated companies	-3		0	
Finance costs, net	-150		-122	
Income taxes	23		11	
Discontinued operations	55		-59	
Result for the period	-195		-399	

Assets, liabilities and goodwill by business segment

	Assets		Liabilities		Goodwill	
EUR million	2007	2006	2007	2006	2007	2006
Consumer Packaging	890	963	158	154	10	11
Graphic Papers	2 455	2 661	548	552	154	154
Office Papers	683	881	165	159	8	193
Other operations	733	818	251	366		
Assets classified as held for sale		103		30		35
Elimination	-149	-289	-149	-289		
Unallocated	582	549	2 551	3 065		
Continuing operations	5 194	5 686	3 524	4 037	172	393
Discontinued operations		486		229	0	18
Group incl. discontinued operations	5 194	6 172	3 524	4 266	172	411

Capital expenditure, depreciation and impairment charges by business segment

	Capital expenditure		Depreciation		Impairment charges	
EUR million	2007	2006	2007	2006	2007	2006
Consumer Packaging	34	89	85	79	-4	4
Graphic Papers	101	91	204	196	-3	108
Office Papers	18	22	56	77	185	0
Assets classified as held for sale	1	5		5	16	
Other operations	99	212	25	31		1
Continuing operations	253	419	370	388	194	113
Discontinued operations	6	9	3	6		63
Group incl. discontinued operations	259	428	373	394	194	176

Segment assets include goodwill, other intangible assets, tangible assets, biological assets, investments in associated companies, inventories, accounts receivables and prepayments and accrued income (excl. interest and income tax items). Segment liabilities include non-interest-bearing liabilities (excl. interest and income tax items).

Capital employed is segment assets less segment liabilities.

The formula for calculation of return on capital employed:
Segment: Operating profit/Capital employed (average) *100
Group: Profit from continuing operations before tax + interest expenses, net exchange gains/losses and other financial expenses/
Total assets ./. non-interest-bearing liabilities (average)*100

Geographical segments

EUR million	External sales by destination 2007	External sales by destination 2006	Total external assets by country 2007	Total external assets by country 2006	Capital expenditure by country 2007	Capital expenditure by country 2006
Germany	773	750	643	655	20	25
Great Britain	512	589	151	140	2	6
France	343	381	221	241	5	11
Finland	284	312	2 786	2 997	80	145
Italy	251	221	0	0	0	0
USA	246	278	8	9	0	0
Spain	182	170	1	0	0	0
Poland	147	160	3	5	0	0
Russia	139	122	56	76	1	4
Netherlands	122	98	5	5	0	0
Switzerland	120	117	173	153	6	8
Austria	97	98	250	250	9	8
Sweden	83	118	600	686	19	10
Belgium	78	72	1	36	1	0
Other Europe	500	502	2	44	0	1
Uruguay	2	2	291	315	110	200
Asia	269	419	3	4	0	0
Other countries	292	195	0	0	0	1
Continuing operations	4 440	4 604	5 194	5 616	253	419
Discontinued operations		1 020		556	6	9
Group incl. discontinued operations as reported in 2006	4 440	5 624	5 194	6 172	259	428

Personnel by business segment, average

	2007	2006
Consumer Packaging	1 504	2 573
Graphic Papers	5 135	5 862
Office Papers	1 657	1 822
Other operations	2 372	2 146
Continuing operations	10 668	12 403
Discontinued operations	2 007	2 481
Group incl. discontinued operations	12 675	14 884

Personnel at year end by country

	2007	2006
Finland	3 390	4 148
Germany	2 247	2 404
Sweden	1 137	1 339
Austria	689	708
Switzerland	564	565
France	458	488
Great Britain	404	709
Uruguay	180	230
Netherlands	48	49
Poland	32	33
Hungary	31	491
Belgium	27	275
Other countries	301	272
Continuing operations	9 508	11 711
Discontinued operations	0	2 414
Group incl. discontinued operations	9 508	14 125

4. Discontinued operations and assets classified as held for sale

M-real announced in October 2006 that the Group considers to sell the carton plants located in Finland, Belgium and in Hungary. These assets were classified as held for sale. Assets in Finland and in Hungary were disposed in May-June 2007 and in Belgium in December. A loss of EUR 3 million was recognised.

Carton plants, disposed assets

EUR million	
Goodwill	18
Other intangible assets	1
Tangible assets	30
Inventories	14
Current interest-bearing receivables	0
Current non-interest-bearing receivables	20
Liquid assets	6
Total assets	89
Deferred tax liabilities	1
Provisions	0
Non-current interest-bearing liabilities	3
Current interest-bearing liabilities	4
Accounts payable and other non-interest-bearing liabilities	22
Total liabilities	30
Net assets	59
Selling price	56
Loss on disposal	-3
Cash and cash equivalents received	56
Cash and cash equivalents in subsidiaries	-6
Net cash flow arising on disposal	50

Carton plants, result for the period

Income	59
Expenses	-51
Result before tax	8
Income taxes	-2
Impairment losses	-16
Result for the period	-10

The Group disposed of Map Merchant operations in October. The Map Merchant Group has been accounted as a discontinued operations and it´s post-tax profit and profit on disposal have been recognised as a separate item after continuing operations. The pretax profit on disposal was EUR 77 million including currency differences as well as other items of EUR 4 million.

Map Merchant Group, disposed assets

EUR million	
Goodwill	18
Other intangible assets	1
Tangible assets	41
Deferred tax receivables	10
Inventories	119
Interest-bearing receivables	0
Accounts receivables and other non-interest-bearing receivables	360
Cash and cash equivalent	48
Total assets	597
Deferred tax liabilities	1
Post employment benefit obligations	40
Provisions	1
Interest-bearing liabilities	5
Accounts payable and other non-interest-bearing non-current liabilities	232
Total liabilities	279
Minority interest	-1
Net assets	317
Exchange differences and other items	-4
Selling price	390
Profit on disposal before tax	77
Selling price	390
of which cash and cash equivalents received	356
Cash and cash equivalents in subsidiaries	-48
Net cash flow arising on disposal	308

Map Merchant Group, result for the period

EUR million	1 Jan. – 31 Oct. 2007	1 Jan. – 31 Dec. 2006
Income	1 216	1 435
Expenses	-1 227	-1 492
Result before tax	-11	-57
Income taxes	-7	-2
Result for the period	-18	-59

Map Merchant´s cash flows for the period

Cash flow arising from operating activities	-3	12
Cash flow arising from investing activities	-5	-9
Cash flow arising from financing activities	22	5
Total cash flows	14	8

5. Other operating income

EUR million	2007	2006
Gains on disposal of fixed assets	156	10
Rental income	3	4
Service revenue	39	27
Government grants	6	24
Other allowances and subsidies	4	3
Other operating income	31	44
Total	239	112

Government grants concern the subsidies of training, healthcare and r&d expenses, energy subsidies and the carbon dioxide emission permits in accordance with the EU emission trading scheme.

6. Operating expenses

EUR million	2007	2006
Change in stocks of finished goods and work in progress	-46	19
Materials and services		
Purchases during the financial period	2 629	2 580
Change in inventories	-25	-4
External services	314	319
	2 918	2 895
Employee costs		
Wages and salaries		
Salaries of Boards and managing directors	5	6
Other wages and salaries	465	518
	470	524
Social security costs		
Pension costs		
Defined contribution plans	8	8
Defined benefit plans	42	48
Other employee costs	166	183
	216	239
Employee costs, total	686	763
Other operating expenses		
Rents	23	29
Losses on fixed assets disposal	3	40
Other operating expenses	651	698
	677	767
Total	4 235	4 444

The research and development costs during the financial period 2007 were EUR 16 million (21).

The fees paid to PricewaterhouseCoopers are shown in the table below. The audit fees are paid for the audit of the annual and quarterly financial statements for the group reporting purposes as well as the audit of the local statutory financial statements. Tax consultancy fees are the fees paid for tax consultancy services and the like. The issue of two bonds and preparation for group restructuring increased among other things the amount of other fees in 2006.

Main auditors fees

EUR million	2007	2006
Audit fees	2	2
Tax consultancy	0	0
Other fees	1	3
Total	3	5

Remuneration paid to the members of the Board of Directors and the Management Team

In 2007 the members of the parent company's Board of Directors were paid fees totalling EUR 490,400 (480,350).

Salaries and remunerations paid to Management Team were EUR 2,134,439.33 (2,510,116.60). CEO Mikko Helander's salary including benefits was 448,070 (in 2006 from 18 October till year end was EUR 64,000 and Hannu Anttila's salary from 1 January till 18 October was EUR 436,786.85).

According to the M-real's pay scheme, executives can be paid a performance-related reward amounting to not more than six months' salary. In addition to salaries and bonuses they are also entitled to participate in the company's share based incentive program. Currently 8 executives are included in the program. The expenses recognised for share based payments were EUR 0 million (0) (note 33).

Pension commitments to management

Management pension commitments exist only for the Group's German companies, for which the items have been charged to earnings and entered as a liability in the balance sheet. The Group has no off balance-sheet pension liabilities on behalf of management.

The CEO of the parent company as well as certain other members of the Group's management have the right to retire on a pension at the age of 62 years. The cost of lowering the retirement age or supplementing statutory pension security are generally covered by voluntary pension insurance. The expenses of the Management Team member's defined pension plans were EUR 0.5 million (0.3) and the expenses of their defined contribution plans were EUR 0.6 million (1.7).

In the event that the CEO is dismissed, or in situation where control of the Company changes, he has the right to receive compensation corresponding to 24 months' salary. The period of notice is 6 months.

The parent company has no commitments on behalf of persons belonging to the above-mentioned bodies or those who have previously belonged to them.

At 31 December 2007, the Company's CEO, the Deputy to CEO or the members of the Board had no loans outstanding from the Company or its subsidiares.

7. Depreciation, amortization and impairment charges

EUR million	2007	2006
Depreciation according to plan		
Other intangible assets	17	26
Buildings	54	47
Machinery and equipment	290	306
Other tangible assets	9	9
Continuing operations	370	388
Discontinued operations	3	6
Total	373	394
Impairment charges		
Goodwill	201	109
Machinery and equipment	-7	4
Other tangible assets	0	0
Continuing operations	194	113
Discontinued operations	0	63
Total	194	176
Depreciation according to plan and impairment charges continuing operations, total	564	501
Goodwill impairment by segment		
Graphic Papers	0	108
Office Papers	185	0
Assets classified as held for sale	16	0
Other operations	0	1
Continuing operations	201	109
Discontinued operations	0	49
Total	201	158
Other Impairments by segment		
Consumer Packaging	-4	4
Graphic Papers	-3	0
Continuing operations	-7	4
Discontinued operations	0	14
Total	-7	18

In Kyro Paper and Sittingbourne's mill the impairment charges made in 2006 were reversed in 2007.

Impairment of Assets

M-real carries out a full impairment test at least once a year, during the last quarter based on the situation of 30 September. In addition, a sensitivity analysis is made each quarter. Should the sensitivity analysis indicate impairment, a full test will be initiated. The Audit Committee reviews the sensitivity analyses or impairment testing results quarterly.

The testing of 2007 was carried out prior to combining Publishing and Commercial Printing business areas into Graphic Papers.

Testing principles

In accordance with IAS 36 Impairment of Assets, the carrying amount of asset items or so called cash generating units (CGUs) are evaluated for indications of impairment. If there are indications of impairment of an asset item or a CGU or if the carrying amount of a unit includes goodwill or has been allocated goodwill the recoverable amount of the asset item or CGU shall be estimated. The recoverable amount is the value in use based on estimated future cash flows or net selling price.

The recoverable cash flows of the CGUs are based on 5-year projections and consequent cash flows growing at a fixed annual growth rate.

The key assumptions used in the projections are M-real management estimates and estimates from Pöyry Forest Industry Consulting Ltd. The key factors affecting the projections are the development of the average paper and board prices, delivery volumes, foreign exchange rates, and capacity utilisation rates, the cost development of key raw materials such as wood, pulp, chemicals and energy as well as the development of personnel costs and other fixed costs. Furthermore, the realisation of savings and efficiency improvement measures as well as decided renewal investments have a significant impact on projected cash flows. The most significant renewal investment included in the projected cash flows was the Metsä-Botnia Uruguay pulp mill which successfully started in November 2007. M-real's share of Metsä-Botnia's recoverable cash flows and carrying amount is allocated to the CGUs based on their pulp purchases from Metsä-Botnia.

In the testing as of 30 September 2007, as well as in previous goodwill impairment tests, the cash flows consequent to the 5-year projected cash flows are based on a 2 per cent fixed annual growth rate, which corresponds to the realised long term growth of the CGUs and business areas in question. Furthermore, the average values for the key assumptions (price, volume, variable costs) during the projection period have been used as starting point. The starting point for fixed costs is the projected costs for the fifth year.

The discount rate used is M-real's latest determined equity and debt weighted average cost of capital (WACC). Both the future cash flows as well as the discount rate are calculated after tax e.g. the consequent discounted cash flows and values in use are before tax as required in IAS 36.

The after tax WACC used in the 30 September 2007 testing is 7.74 per cent. An additional risk premium has been used where applicable.

The goodwill impairment test results are evaluated by comparing the recoverable amount (V) with the carrying amount of the CGU (B) as follows:

	Ratio			Estimate
V		<	B	Impairment
V	0-20%	>	B	Slightly above
V	20-50%	>	B	Clearly above
V	50%-	>	B	Substantially above

The most important CGUs of M-real Group, the goodwill allocated to them[1] as well as their testing result as of 30 September 2007[2]:

	Goodwill	Test result
Folding boxboard mills	7	Substantially above
Kemiart Liners	3	Substantially above
Kyro Paper	0	Substantially above
Simpele Paper	0	Clearly above
Publishing	55	Slightly above
Commercial Printing	99	Slightly above
Office Papers	8	Impairment
Myllykoski Paper Oy 35% [3]	15	Substantially above
M-real Group total [3]	187	

In the following CGUs a reasonably possible change in a key assumption results in a situation where the carrying amount of the CGU exceeds the recoverable amount. Assumptions to which the recoverable amount of the CGU is most sensitive are listed in the table. When assessing the magnitude of the required change in a key assumption, possible multiplicative effects on other assumptions affecting the recoverable amount or simultaneous changes in other assumtions have not been taken into account:

Cash Generating Unit (CGU)	**(1)** **V - B[1]**	**(2)** **Key assumption**	**(3)** **Required change in order for V to equal B**
Office Papers	0	- Increasing average price during the 5-year projection period - WACC based on interest rates at the time of testing - Wood costs as projected - Completion of Alizay's and Husum's efficiency improvement programmes in 2008-2010	- No change required - No change required - No change required
Commercial Printing	23	- Increasing average price during the 5-year projection period - WACC based on interest rates at the time of testing - Completion of efficiency improvement programmes in all mills	- Cumulative increase in average price 0.2% lower - WACC 0.15% higher
Publishing	150	- Increasing average price during the 5-year projection period - WACC based on interest rates at the time of testing - Completion of efficiency improvement programmes in all mills	- Cumulative increase in average price 3.1% lower - WACC 1.05% higher

[1] EUR million.

[2] CGUs with allocated goodwill exceeding EUR 5 million or with carrying amounts exceeding EUR 10 million are included in the table.

[3] The amount includes the goodwill from M-real's holding in Myllykoski Paper, which is shown in "Investments in associated companies" in the balance sheet.

8. Financial income and expenses

EUR million	2007	2006
Exchange differences		
Commercial items	-12	-15
Hedging / hedge accounting not applied	16	20
The ineffectiveness from hedges of net investment in foreign operations	1	-3
Other items	-8	-2
	-3	0
Valuation of financial assets and liabilities		
Gains and losses on financial assets or liabilities at fair value through profit or loss (held for trading)	0	-1
Impairment losses from financial assets	0	-1
Gains and losses on derivatives / hedge accounting not applied	0	10
Gains and losses on hedging instrument in fair value hedges	10	-39
Gains and losses on hedged item in fair value hedges	-4	35
	6	4
Interest income	14	22
Interest expenses	-156	-136
Dividend income	0	0
Other financial expenses	-11	-12
	-153	-126
Financial income and expenses, net	-150	-122

9. Income taxes

EUR million	2007	2006
Income taxes for the financial period	33	44
Income taxes for previous periods	-1	-1
Change in deferred taxes	-56	-54
Other	1	0
Total	-23	-11

Income tax reconciliation:

	2007	2006
Result before taxes	-273	-351
Computed tax at Finnish statutory rate of 26%	-71	-91
Difference between Finnish and foreign rates	2	-1
Tax exempt income	-35	-8
Non-deductible expenses	56	44
Previous years' tax losses used during the period	-5	-1
Tax losses with no tax benefit	31	47
Income taxes for previous periods	-1	-1
Other	0	0
Income tax expense	-23	-11
Effective tax rate, %	8.4	3.1

10. Earnings per share

EUR million	2007	2006
Result for the period		
from continuing operations	-250	-340
from discontinued operations	55	-59
Total	-195	-399
Adjusted number of shares (average) in thousands	328 166	328 166
Earnings per share, EUR		
from continuing operations	-0.76	-1.03
from discontinued operations	0.17	-0.18
Total	-0.59	-1.21

11. Intangible and tangible assets

Intangible assets

EUR million	Goodwill	Other intangible assets	Construction in progress	Total
Acquisition costs, 1 Jan. 2007	376	230	1	607
Translation differences	0	0	0	0
Increase	0	12	0	12
Decrease	-19	-27		-46
Transfers between items	0	1	-1	0
Acquisition costs, 31 Dec. 2007	357	216	0	573
Accumulated depreciation, 1 Jan. 2007	0	-169		-169
Translation difference	0	0		0
Accumulated depreciation on deduction and transfers	0	8		8
Depreciation for the period	0	-17		-17
Impairment charges	-185	0		-185
Accumulated depreciation, 31 Dec. 2007	-185	-178		-363
Book value, 1 Jan. 2007	376	61	1	438
Book value, 31 Dec. 2007	172	38	0	210

In addition the goodwill included in assets classified as held for sale was impaired by EUR 16 million.

EUR million	Goodwill	Other intangible assets	Construction in progress	Total
Acquisition costs, 1 Jan. 2006	568	231	0	799
Translation differences	0	0	0	0
Increase	9	28	1	38
Decrease	0	-34		-34
Assets classified as held for sale	-35	-3		-38
Transfers between items	-8	8	0	0
Acquisition costs, 31 Dec. 2006	534	230	1	765
Accumulated depreciation, 1 Jan. 2006	0	-145		-145
Translation differences	0	0		0
Accumulated depreciation on deduction and transfers	0	1		1
Assets classified as held for sale	0	2		2
Depreciation for the period	0	-27		-27
Impairment charges	-158	0		-158
Accumulated depreciation, 31 Dec 2006	-158	-169		-327
Book value, 1 Jan. 2006	568	86	0	654
Book value, 31 Dec. 2006	376	61	1	438

The carrying value of emission rights included in intangible assets was on 31 December EUR 0 million (13) and the fair value EUR 0 million (13).

Tangible assets

EUR million	Land and water areas	Buildings	Machinery and equipment	Other tangible assets	Construction in progress	Total
Acquisition costs, 1 Jan. 2007	208	1 356	5 883	169	233	7 849
Translation differences	-6	-12	-68	-1	-20	-107
Increase	6	9	93	4	137	249
Decrease	-27	-73	-370	-12	-52	-534
Transfers between items	0	10	32	5	-47	0
Acquisition costs, 31 Dec. 2007	181	1 290	5 570	165	251	7 457
Accumulated depreciation, 1 Jan. 2007	-5	-686	-3 896	-106		-4 693
Translation differences	0	7	46	1		54
Accumulated depreciation on deduction and transfers	2	30	306	10		348
Depreciation for the period	0	-54	-290	-9		-353
Impairment charges and reversed impairment charges	0	0	7	0		7
Accumulated depreciation and impairment charges, 31 Dec. 2007	-3	-703	-3 827	-104		-4 637
Book value, 1 Jan. 2007	203	670	1 987	63	233	3 156
Book value, 31 Dec. 2007	178	587	1 743	61	251	2 820

In Kyro Paper and in Sittingbourne mill the impairment charges made in 2006 were reversed in 2007.

Tangible assets include assets acquired under finance lease agreements:

	Buildings	Machinery and equipment	Total
Acquisition costs	0	204	204
Accumulated depreciation	0	-111	-111
Book value, 1 Jan. 2007	0	112	112
Book value, 31 Dec. 2007	0	93	93

Additions include assets of EUR 2 million (1) acquired under finance lease agreements.

EUR million	Land and water areas	Buildings	Machinery and equipment	Other tangible assets	Construction in progress	Total
Acquisition costs, 1 Jan. 2006	202	1 342	5 792	170	119	7 625
Translation differences	-3	5	43	1	-11	35
Increase	23	39	181	4	209	456
Decrease	-13	-19	-102	-5	-33	-172
Assets classified as held for sale	-1	-23	-67	-2		-93
Transfers between items	0	12	36	1	-51	-2
Acquisition costs, 31 Dec. 2006	208	1 356	5 883	169	233	7 849
Accumulated depreciation, 1 Jan. 2006	-5	-655	-3 686	-101		-4 447
Translation differences	0	-3	-28	0		-31
Accumulated depreciation on deduction and transfers	2	12	87	4		105
Assets classified as held for sale		13	51	1		65
Depreciation for the period	0	-48	-309	-10		-367
Impairment charges and reversed impairment charges	-2	-5	-11	0		-18
Accumulated depreciation and impairment charges, 31 Dec. 2006	-5	-686	-3 896	-106		-4 693
Book value, 1 Jan. 2006	197	687	2 106	69	119	3 178
Book value, 31 Dec. 2006	203	670	1 987	63	233	3 156

The impairment charges were mainly the write downs of tangible assets in Kyro Paper plants and in Map Merchant Group.
Tangible assets include assets acquired under finance lease agreements:

	Buildings	Machinery and equipment	Total
Acquisition costs	0	201	201
Accumulated depreciation	0	-89	-89
Book value, 1 Jan. 2006	3	129	132
Book value, 31 Dec. 2006	0	112	112

The capitalization of interest expenses in 2007 was EUR 4.1 million (0.1). The average interest rates in 2007 was 6.23% and 2006 5.73%, which represent the costs of the loan used to finance the projects.

12. Biological assets

Initially, biological assets, forest assets, have been recognised at cost. According to IFRS the forest assets have been recognised at fair value. The change in fair value will be recognised yearly as income/cost in income statement. M-real has forest assets in Finland and in Uruguay.

EUR million	2007	2006
At 1 Jan.	52	36
Purchases during the period	13	20
Sales during the period	-12	0
Harvested during the period	-4	-38
Gains and losses arising from changes in fair values	2	38
Translation differences	-4	-4
At 31 Dec.	47	52

13. Investments in associated companies

EUR million	2007	2006
At 1 Jan.	69	72
Share of results in associated companies	-3	0
Dividend received	-2	-1
Increases		0
Decreases	0	-2
Translation differences	0	0
At 31 Dec.	64	69

Unamortized amount of goodwill for associated companies at 31 Dec. 2007 was EUR 25.3 million (25.6)

Biggest associated companies

	Country	Assets	Liabilities	Sales	Gain/ loss	Ownership, %
Kirkniemen Kartano Oy	Finland	8	2	0	0	48
Myllykoski Paper Oy	Finland	232	160	307	-11	35
Plastirol Oy	Finland	20	7	23	2	39
Other		5	2	15	0	
Total		265	171	345	-9	

None of the associated companies were listed.

Transaction and balances with associated companies

	2007	2006
Sales	0	0
Purchases	4	4
Interest income	0	0
Interest expenses	0	0
Receivables		
Non-current receivables	0	7
Current receivables	7	3
Liabilities		
Current liabilities	3	3

14. Available for sale investments

Financial assets at fair value through profit or loss (non-current)

EUR million	2007	2006
At 1 Jan.	17	18
Increases	0	0
Decreases	0	0
Changes in fair values	0	-1
At 31 Dec.	17	17
Available for sale investments		
Shares in other companies	40	40

Financial assets at fair value through profit or loss are mainly listed bonds, classified entirely as held for trading.

Shares in Pohjolan Voima Oy (EUR 34 million) are the major available for sale investments. These shares are carried at cost less any impairment losses.

15. Non-current receivables

EUR million	2007	2006
Interest-bearing receivables		
Loans from Group companies	1	1
Loans from associated companies	2	11
Other loan receivables	6	5
	9	17

Loans from Group companies are loans granted to parent company Metsäliitto and to other subsidiaries of Metsäliitto.

16. Deferred taxes

Reconciliation of deferred tax assets and liabilities during the period in 2007

EUR million	As at 1 Jan. 2007	Charged in income statement	Disposals / assets held for sale	Translation differences	Charged to equity	As at 31 Dec. 2007
Deferred tax assets						
Consolidation entries	0	8			-8	0
Tax losses and other temporary differences	94	-21	-18	0		55
Deferred tax assets, total	94	-13	-18	0	-8	55
Netting against liabilities	-63	9	3			-51
Deferred tax assets in Balance sheet	31	-4	-15	0	-8	4
Deferred tax liabilities						
Appropriations	254	-50	-10	-1		193
Consolidation entries	26	-1		0	0	25
Other temporary differences	67	-19	-2	-2	4	48
Deferred tax liabilities, total	347	-70	-12	-3	4	266
Netting against assets	-63	9	3		0	-51
Deferred tax liabilities in Balance sheet	284	-61	-9	-3	4	215
Deferred tax liabilities, net	-253	57	-6	3	-12	-211

Reconciliation of deferred tax assets and liabilities during the period in 2006

EUR million	As at 1 Jan. 2006	Charged in income statement	Disposals / assets held for sale	Translation differences	Charged to equity	As at 31 Dec. 2006
Deferred tax assets						
Consolidation entries	1				-1	0
Tax losses and other temporary differences	98	-4	0	0		94
Deferred tax assets, total	99	-4	0	0	-1	94
Netting against liabilities	-66	3				-63
Deferred tax assets in Balance sheet	33	-1	0	0	-1	31
Deferred tax liabilities						
Appropriations	293	-37	-5	3		254
Consolidation entries	26	0		0	0	26
Other temporary differences	83	-20	0	1	3	67
Deferred tax liabilities, total	402	-57	-5	4	3	347
Netting against assets	-66	3			0	-63
Deferred tax liabilities in Balance sheet	336	-54	-5	4	3	284
Deferred tax liabilities, net	-303	53	5	-4	-4	-253

In 2006 assets classified as held for sale included deferred tax receivables of EUR 0.2 million and deferred tax liabilities of EUR 1.2 million. At 31 December 2007 the net operating loss carry-forwards mainly in Germany, France and the United Kingdom amounted to appr. EUR 1,090 million. The operating loss carry-forwards for which deferred tax assets have not been recognised due to uncertainty of the utilization of these loss carry-forwards amounted to appr. EUR 900 million. These loss carry-forwards do not expire. The deferred tax assets for these non recognised loss carry-forwards amounted to appr. EUR 285 million.

17. Non-current financial receivables

EUR million	2007	2006
Other non-interest-bearing non-current receivables		
Loans from Group companies	5	7
Loans from associated companies	0	0
Other loan receivables	3	11
Defined benefit pension plans (note 22)	6	0
	14	18

Loans from the Group companies are loans granted to parent company Metsäliitto Cooperative and to other subsidiaries of Metsäliitto.

18. Inventories

EUR million	2007	2006
Raw materials and consumables	215	215
Work in progress	45	52
Finished goods and goods for sale	339	387
Advance payments	20	22
	619	676

In 2007 there were no substantial write-downs of inventories to net realisable value. In 2006 there was EUR 5 million write-down of inventories to net realisable value in Sittingbourne Mill.

19. Current receivables

EUR million	2007	2006
Interest-bearing loan receivables		
Loans from Group companies	32	159
Loans from associated companies	30	4
Other loan receivables	0	0
	62	163
Accounts receivables and other non-interest-bearing receivables		
From group companies		
Accounts receivables	3	4
Other receivables	2	1
Prepayment and accrued income	2	6
	7	11
From associated companies		
Accounts receivables	5	3
	5	3
From others		
Accounts receivables	659	976
Loan receivables	0	0
Other receivables	144	123
Prepayment and accrued income	9	22
	812	1 121
Accounts receivables and other non-interest-bearing receivables	824	1 135

Receivables from the Group companies are receivables from parent company Metsäliitto Cooperative and from other subsidiaries of Metsäliitto.

There are no loan receivables from the managing directors of Group companies, members of the Board of Directors and their deputies as well as persons belonging to similar bodies.

Doubtful accounts receivables

Accounts receivables are recorded net of the following allowances for doubtful accounts:

EUR million	2007	2006
At 1 Jan.	16	15
Increases	19	12
Decreases	-26	-11
At 31 Dec.	9	16

Prepayment and accrued income		
Non-current		
Interest	1	1
Insurance	2	2
Others	6	19
Total	9	22

20. Cash and cash equivalents

EUR million	2007	2006
Current investments	324	81
Cash at bank and in hand	56	101
Total	380	182

Current investments are certificates of deposits and time deposits with original maturities less than three months.

21. Shareholders´ equity

Changes in share capital

EUR million	Share capital Series A	Share capital Series B	Share premium account	Total
At 1 Jan. 2006	62	496	667	1 225
2006 no changes				
At 31 Dec. 2006	62	496	667	1 225
2007 no changes				
At 31 Dec. 2007	62	496	667	1 225

Number of shares	Series A	Series B	Total
At 1 Jan. 2006	36 339 550	291 826 062	328 165 612
2006 no changes			
At 31 Dec. 2006	36 339 550	291 826 062	328 165 612
2007 no changes			
At 31 Dec. 2007	36 339 550	291 826 062	328 165 612

The number of shares may not be more than 600 million (600). All shares have a nominal value of EUR 1.70. The company´s issued share capital may not be more than EUR 1,020 million (1,020). All shares are paid-in.

Fair value and other reserves

EUR million	2007	2006
Fair value reserve	11	8
Legal reserve and reserves stipulated by the Articles of Association	2	2
Total	13	10

Other funds

After Balance sheet day The Board of Directors has proposed a dividend of EUR 0.06 per share.

22. Post-employment benefits

M-real operates a number of defined benefit pension plans and defined contribution plans. The most significant pension plan in Finland is the statutory Finnish employee pension scheme (TEL) according to which benefits are linked directly to the employee´s earnings. The disability pensions arranged with insurance companies has changed from defined benefit to a defined contribution plan beginning from 1 January 2006. In Finland there are pension schemes which are funded by contributors to insured schemes or to Metsäliitto Employees´ Pension Foundation. The Metsäliitto Employees´ Pension Foundation scheme is a defined benefit plan. In addition, in Finland there are other defined contribution pension plans.

Pension plans outside Finland are both defined benefit and defined contribution plans.

Pension and other post-employment benefits

EUR million	2007	2006
Defined benefit pension plans	135	180
Defined contribution pension plans	18	19
Net liability	153	199
Overfunded plan shown as assets	6	0
Total liability in balance sheet	159	199

DEFINED BENEFIT PENSION PLANS

The amounts recognised in the balance sheet

Present value of funded obligations	400	654
Present value of unfunded obligations	105	104
	505	758
Fair value of plan assets	-388	-531
Unrecognised actuarial gains and losses	18	-18
Unrecognised prior service cost	0	1
Effect of Curtailment	0	-30
Total liability	135	180

The amounts recognised in the income statement

Current service cost	7	15
Interest cost	24	30
Expected return on plan assets	-22	-26
Net actuarial losses (gains) recognised in year	0	-6
Settlements	0	0
Profit / loss curtailment	-1	0
Total included in employee costs	8	13

The actual return on plan assets was EUR 22 million in 2007 (32). Income statement items for 2006 include sold Map Merchant Group's figures, too.

Changes in the present value of defined benefit obligations

EUR million	2007	2006
Defined benefit obligation as at 1 Jan.	758	742
Current service cost	7	15
Interest cost	24	30
Contribution by plan participations	2	4
Actuarial losses (gains) recognised in year	-20	4
Past service costs	0	0
Disposals	-196	0
Curtailments and settlements	-5	-7
Benefits paid	-27	-31
Other adjustments	0	-2
Translation differences	-38	3
Defined benefit obligation as at 31 Dec.	505	758

Changes in the fair value of plan assets

Fair value of plan assets as at 1 Jan.	531	484
Expected return on plan assets	22	26
Actuarial losses (gains) recognised in year	-1	10
Contribution by plan participants	2	5
Contribution by the employer	31	22
Disposals	-143	0
Settlements	-1	0
Benefits paid	-21	-24
Other adjustments	0	0
Translation differences	-32	8
Fair value of plan assets as at 31 Dec.	388	531

Group espects to contribute EUR 2 million to its defined benefit pension plans in 2008.

Major categories of plan assets as a percentage of total plan assets, %

Equity securities	48	53
Debt securities	10	16
Real estate	7	8
Bonds	30	20
Others	5	3
Total	100	100

Amounts for the current and previous periods

Present value of defined benefit obligations	-505	-758
Fair value of plan assets	388	531
Funded status	-117	-227
Experience adjustments on plan liabilities	1	0
Experience adjustments on plan assets	3	7

The principal actuarial assumptions used:

	2007	2006
Finland		
Discount rate %	5.0	4.5
Expected return on plan assets %	5.8	5.0
Future salary increases %	3.0	3.0
Future pension increases %	2.1	2.1
Expected average remaining working years of staff	4	7
UK		
Discount rate %	5.6	5.0
Expected return on plan assets %	6.48	6.86
Future salary increases %	4.3	4.0
Future pension increases %	3.3	3.0
Expected average remaining working years of staff	15	18
Germany		
Discount rate %	5.5	4.6
Expected return on plan assets %	n/a	n/a
Future salary increases %	2.5	2.5
Future pension increases %	2.00	1.75
Expected average remaining working years of staff	10	9
Switzerland		
Discount rate %	3.5	3.0
Expected return on plan assets %	4.5	4.25
Future salary increases %	1.5	1.5
Future pension increases %	0.5	0.5
Expected average remaining working years of staff	13	14
Austria		
Discount rate %	5.0	5.0
Expected return on plan assets %	n/a	n/a
Future salary increases %	2.28	2.21
Future pension increases %	2.28	n/a
Expected average remaining working years of staff	24	25

23. Provisions

EUR million	Restructuring	Environ-mental obligations	Other provisions	Total
At 1 Jan. 2007	63	4	12	79
Translation differences	-4	0	0	-4
Increases	16	2	42	60
Decreases	-16	-1	-16	-33
Unused amounts reversed	-19	0	-11	-30
At 31 Dec. 2007	40	5	27	72

The most significant restructuring was efficiency-boosting programme in Husum, Sweden, which increased the amount of provision by EUR 15 million. Also in Sweden, Wifsta, there were other provisions EUR 29 million.

24. Interest-bearing liabilities and receivables

	2007		2006	
EUR million	Book values	Fair values	Book values	Fair values
Non-current interest-bearing liabilities				
Bonds	1 384	1 300	1 628	1 653
Loans from financial institutions	320	320	344	344
Pension loans	50	50	65	63
Finance lease liabilities	79	78	95	94
Other liabilities	50	50	50	50
Total	1 883	1 798	2 182	2 204
Current interest-bearing liabilities				
Current portion of long-term debt	291	288	112	112
Short-term loans	36	36	57	57
Bill of exchange payable	8	8	10	10
Other liabilities	118	118	420	419
Total	453	450	599	598
Liabilities classified as held for sale, interest-bearing			7	7
Interest-bearing liabilities, total	2 336	2 248	2 788	2 809
Interest-bearing receivables				
Financial assets at fair value through profit or loss (non-current)	17	17	17	17
Available for sale investments (non-current)	0	0	0	0
Loans and other receivables (non-current)	10	9	16	16
Loans and other receivables (current)	62	62	163	163
Current investments at fair value	0	0	0	0
Current investments at amortized cost	324	324	81	81
Cash at bank and in hand	56	56	101	101
	469	468	378	378
Assets classified as held for sale, interest-bearing			6	6
Interest bearing receivables, total	469	468	384	384
Interest-bearing net liabilities	1 867	1 780	2 404	2 425

In M-real Group all interest-bearing liabilities are valued in the balance sheet at amortised cost based on effective interest method. Interest-bearing receivables are classified according to the IAS standards. Fair values in the table are based on present value of cash flow of each liability or assets calculated by market rate. The discount rates applied are between 3.9 - 11.4 per cent (3.6-9.4). Of interest-bearing liabilities 88 per cent is subject to variable rates and the rest to fixed rates (80). The average interest rate of interest-bearing liabilities at the end of 2007 was 7.4 per cent (6.0). The fair values of accounts and other non-interest- bearing receivables and accounts payables and other non-interest-bearing liabilities are not essentially deviating from the carrying amounts in the balance sheet.

Maturity of repayment and interest payment of financial liabilities 31.12.2007

EUR million	Book value	2008	2009	2010	2011	2012	2013-
Bonds and debentures	1 592						
Repayment		-208	-235	-396	-52	-101	-600
Interest payment		-130	-107	-99	-59	-53	-33
Loans from financial institutions	369						
Repayment		-49	-52	-51	-50	-50	-118
Interest payment		-18	-16	-13	-10	-7	-7
Pension loans	67						
Repayment		-18	-16	-33	-1	0	0
Interest payment		-3	-2	-2	0	0	0
Finance lease liabilities	93						
Repayment		-14	-16	-15	-12	-10	-27
Interest payment		-4	-3	-3	-2	-1	-5
Other non-current interest-bearing liabilities	52						
Repayment		-2	0	0	0	0	-50
Interest payment		-3	-3	-3	-3	-3	-3
Non-current interest-bearing liabilities, total	**2 173**						
Repayments in 2008	**-291**						
Non-current interest-bearing liabilities in balance sheet	**1 882**						
Repayment		-291	-319	-495	-115	-161	-795
Interest payment		-158	-131	-120	-74	-64	-48
Current interest-bearing liabilities	162						
Repayment		-162					
Interest payment		-1					
Accounts payables	283						
Repayment		-283					
Other non-interest-bearing liabilities	435						
Repayment		-397	-9	-9	-4	-4	-13
Derivative financial instrument liabilities	25						
Interest rate swaps, interest payment		-7	-5	-6	-6	-6	-3
Currency derivatives, interest payment		-3 497	-13	-12	-12	-9	-9
Commodity derivatives, interest payment		0	0	0	0	0	0
Total liabilities	**3 078**						
Repayment		-1 133	-328	-504	-119	-165	-808
Interest payment		-3 663	-149	-138	-92	-79	-60
Derivative financial instrument assets	40						
Interest rate swaps, interest payment		6	2	0	0	0	0
Currency derivatives, interest payment		3 509	9	8	8	6	7
Commodity derivatives, interest payment		6	7	3	0	0	0
Derivative financial instrument assets, total	40	3 521	18	11	8	6	7

Maturity of repayment and interest payment of financial liabilities 31.12.2006

EUR million	Book value	2007	2008	2009	2010	2011	2012-
Bonds and debentures	1 663						
Repayment		-35	-207	-243	-395	-52	-730
Interest payment		-123	-123	-102	-93	-61	-89
Loans from financial institutions	387						
Repayment		-43	-104	-51	-47	-46	-97
Interest payment		-15	-11	-10	-7	-5	-4
Pension loans	83						
Repayment		-18	-16	-16	-33	-1	0
Interest payment		-4	-3	-2	-2	0	0
Finance lease liabilities	109						
Repayment		-14	-16	-16	-15	-12	-35
Interest payment		-4	-3	-3	-2	-1	-4
Other non-current interest-bearing liabilities	52						
Repayment		-3	0	0	0	0	-50
Interest payment		-2	-2	-2	-2	-2	-4
Non-current interest-bearing liabilities, total	**2 294**						
Repayments in 2007	**-113**						
Non-current interest-bearing liabilities in balance sheet	**2 181**						
Repayment		-113	-343	-326	-490	-111	-912
Interest payment		-148	-142	-119	-106	-69	-101
Current interest-bearing liabilities	487						
Repayment		-487					
Interest payment		-2					
Liabilities classified as held for sale	30						
Repayment		-27	0	0	0	0	-2
Interest payment		0	0	0	0	0	-1
Accounts payables	376						
Repayment		-376					
Other non-interest-bearing liabilities	465						
Repayment		-449	-5	-4	-4	-4	
Derivative financial instrument liabilities	22						
Interest rate swaps, interest payment		-4	-3	-1	-2	-2	-3
Currency derivatives, interest payment		-4 484	-13	-39	-11	-11	-180
Commodity derivatives, interest payment		-2	0	1	0		
Total liabilities	**3 674**						
Repayment		-1 452	-348	-330	-494	-115	-914
Interest payment		-4 640	-158	-158	-119	-82	-285
Derivative financial instrument assets	30						
Interest rate swaps, interest payment		1	3	0	0	0	
Currency derivatives, interest payment		4 498	11	30	9	9	128
Commodity derivatives, interest payment		0	0	0	0		
Derivative financial instrument assets, total	30	4 499	14	30	9	9	128

Bonds

EUR million	Interest %	2007	2006
2000-2007	4.46		35
2000-2008	5.64	18	18
2002-2009	8.89	96	104
2002-2012	9.20	100	112
2002-2014	9.40	113	132
2003-2008	6.58	20	20
2003-2008	6.96	99	99
2004-2008	6.96	50	50
2004-2009	5.91	30	30
2004-2009	5.91	10	10
2004-2009	7.12	30	30
2004-2011	7.23	12	12
2004-2011	7.25	30	30
2004-2011	7.26	10	10
2005-2008	5.60	17	17
2005-2008	7.37	3	3
2006-2009	7.26	70	70
2006-2010	9.32	396	395
2006-2013	8.50	488	486
		1 592	1 663

Maturity of finance lease liabilities

	Minimum lease payments		The present value of minimum lease payments	
EUR million	2007	2006	2007	2006
Not later than 1 year	18	18	14	14
1 - 2 years	19	19	16	16
2 - 3 years	18	19	15	16
3 - 4 years	13	17	12	16
4 - 5 years	11	13	10	12
Later than 5 years	32	40	27	35
	111	126	94	109
Future finance charges	17	17		
The present value of minimum lease payments	94	109		

The most significant finance lease agreements are power plant in Kirkniemi mill and Äänevoima Oy's power plants. The contract period in Kirkniemi was initially 15 years and Äänevoima's contract periods vary between 10 and 15 years. All finance lease liabilities will be due in 2017 at the latest. These leases contain renewal and purchase options. In 2006 liabilities classified as held for sale included finance lease liabilities of EUR 3 million.

25. Other non-current non-interest-bearing liabilities

EUR million	2007	2006
Liabilities to Group companies	1	1
Liabilities to others		
Accruals and deferred income	12	17
Other liabilities	25	10
Total	38	28

Liabilities to Group companies are liabilities to parent company Metsäliitto and other subsidiaries of Metsäliitto.

26. Accounts payable and other non-interest-bearing liabilities

EUR million	2007	2006
Liabilities to Group companies		
Accounts payable	20	21
Other liabilities	33	9
Liabilities to associated companies		
Advance payments	21	26
Accounts payable	1	4
Liabilities to others		
Advance payments	5	4
Accounts payable	277	329
Other liabilities	103	163
Accruals and deferred income	203	258
Total	663	814

Liabilities to Group companies are liabilities to parent company Metsäliitto and other subsidiaries of Metsäliitto.

27. Accruals and deferred income

Non-current		
Periodizations of employee costs	7	8
Accruals for compensation of rights to use	2	3
Periodizations of waste water expenses	1	6
Others	2	0
Total	12	17
Current		
Periodizations of employee costs	68	87
Interests	19	24
Accruals of purchases	55	59
Others	61	88
Total	203	258

28. Derivatives

EUR million	Nominal value	Fair value Total	Fair value hedges	Cash flow hedges	Equity hedges	Derivatives/ hedge accounting not applied	Derivatives held for trading
2007							
Interest forward agreements	4	0				0	
Interest rate options	156	0					0
Interest rate swaps	1 794	4	-2	3		3	0
Interest rate derivatives	**1 954**	**4**	**-2**	**3**	**0**	**3**	**0**
Currency forward agreements	3 478	17		2	9	6	0
Currency option agreements	211	0				0	
Currency swap agreements	120	-22	-22				
Currency derivatives	**3 809**	**-5**	**-22**	**2**	**9**	**6**	**0**
Currency forward agreements	133	16		10		6	0
Currency option agreements	0	0				0	
Commodity derivatives	**133**	**16**	**0**	**10**	**0**	**6**	**0**
Derivatives total	**5 896**	**15**	**-24**	**15**	**9**	**15**	**0**
2006							
Interest forward agreements	16	0				0	
Interest rate options	200	0					0
Interest rate swaps	2 611	5	-1	3		4	-1
Interest rate derivatives	**2 827**	**5**	**-1**	**3**	**0**	**4**	**-1**
Currency forward agreements	4 466	17		16	3	-2	0
Currency option agreements	91	0				0	
Currency swap agreements	190	-29	-29				
Currency derivatives	**4 747**	**-12**	**-29**	**16**	**3**	**-2**	**0**
Currency forward agreements	153	-1		-8		7	0
Currency option agreements	0	0				0	
Commodity derivatives	**153**	**-1**	**0**	**-8**	**0**	**7**	**0**
Derivatives total	**7 727**	**-8**	**-30**	**11**	**3**	**9**	**-1**

Derivatives, book values	**2007** Assets	**2007** Liabilities	**2006** Assets	**2006** Liabilities
	40	25	22	30

29. Maturity analysis of cash flow hedge accounting

Result of the hedging instrument is booked to the income statement at the realization of the cash flow. Contractual maturities of hedging instruments equals to the hedged cash flow.

EUR million — 31.12.2007

Periods when the forecasted cash flow are expected to occur	Highly probable foreign currency cash flows	Contractual interest cash flows	Highly probable commodity cash flows
Q 1	140	-4	-7
Q 2	75	-4	-7
Q 3	45	-4	-7
Q 4		-4	-7
Total in 2008	260	-16	-28
2009		-2	-23
2010		-2	-13
2011		-1	-3
2012			
Cash flows total	260	-21	-67
Total nominal values of derivatives directed to hedge accounting	260	230	67

EUR million — 31.12.2006

Periods when the forecasted cash flow are expected to occur	Highly probable foreign currency cash flows	Contractual interest cash flows	Highly probable commodity cash flows
Q 1	155	-3	-7
Q 2	137	-3	-7
Q 3	86	-3	-7
Q 4	0	-3	-7
Total in 2007	378	-12	-28
2008		-14	-23
2009		-2	-17
2010		-1	-7
2011		-1	0
Cash flows total	378	-30	-75
Total nominal values of derivatives directed to hedge accounting	378	230	75

30. The principal subsidiaries 31.12.2007

	Country	Group's holding, %	Number of shares
Shares and participations owned by the Group			
Metsäliitto Cooperative	Finland		179 171
Shares in subsidiaries			
In Finland			
Oy Hangö Stevedoring Ab	Finland	100	150
Kemiart Liners Oy	Finland	100	2 000 000
Logisware Oy	Finland	100	4 500
OOO Peterbox	Russia	100	
M-real International Oy	Finland	100	10 000
Metsä Group Financial Services Oy	Finland	51	25 500
In other countries			
M-real Deutsche holding GmbH	Germany	100	
M-real Fine B.V.	Netherlands	100	1 000
M-real Holding France SAS	France	100	520 000
M-real IBP Deals Americas Ltd.	USA	100	50
M-real IBP Deals Europe S.A.	Belgium	100	1 000
M-real NL Holding B.V.	Netherlands	100	15 350
M-real Reinsurance AG	Switzerland	100	19 997
M-real Services S.p.Z.o.o	Poland	100	400
M-real Sverige Ab	Sweden	100	10 000 000
M-real UK Holdings Ltd.	Great Britain	100	146 750 000

	Country	Group's holding, %	Number of shares
Subgroups in Finland			
M-real International Oy			
M-real Benelux B.V.	Netherlands	100	2 000
M-real Benelux n.v./s.a	Belgium	100	2 921
M-real CZ, s.r.o.	Czech Republic	100	
M-real Deutschland GmbH	Germany	100	1
M-real France S.A.	France	100	8 211
M-real Hellas Ltd.	Greece	51	306
M-real Hong Kong Ltd.	Hong Kong	100	100
M-real Shanghai Ltd.	China	100	
M-real Ibéria S.A.	Spain	100	147 871
M-real Ireland Ltd.	Ireland	100	5 000
M-real Italia s.r.l.	Italy	100	100 000
M-real Kft	Hungary	100	30
M-real (Middle East & North Africa) Ltd.	Cyprus	100	742 105
M-real Polska Sp. Z o.o.	Poland	100	232
M-real Nordic A/S	Denmark	100	36
M-real Nordic AB	Sweden	100	1 000
M-real Singapore Pte Ltd.	Singapore	100	10 000
M-real Slovakia, S.r.o.	Slovakia	100	
M-real Schweiz AG	Switzerland	100	100
M-real UK Ltd.	Great Britain	100	2 400
M-real USA Corporation	USA	100	180
Subgroups in other countries			
M-real Sverige AB			
Örnsköldsviks Stuveri AB	Sweden	100	5 400
M-real Paper Tec Sverige AB	Sweden	100	1 000
M-real Holding France SAS			
M-real Alizay SAS	France	100	5 015 710
M-real Alizay SNC	France	100	40 000 000
M-real Deutsche Holding GmbH			
CN Papiervertriebs GmbH	Germany	100	
M-real Zanders GmbH	Germany	100	2 800 000
M-real New Jersey Service Co.	USA	100	
M-real Stockstadt GmbH	Germany	100	5
Chemische Werke Zell-Wildshausen GmbH	Germany	100	
M-real Hallein AG	Austria	100	70
M-real NL Holding B.V			
M-real IBP Deals (China) Ltd.	China	100	
M-real Biberist	Switzerland	100	10 000
M-real IBP HK Ltd.	Hong Kong	100	7 009 900
M-real UK Holdings Ltd.			
M-real New Thames Ltd.	Great Britain	100	88 000 000
M-real UK Services Ltd.	Great Britain	100	115 800 001

31. Joint ventures

Joint ventures have been consolidated using line-by-line method proportionate to the M-real Group's holding. The Group's consolidated Income statement and Balance sheet included assets, liabilities, income and costs as follows:

EUR million	2007	2006
Non-current assets	580	661
Current assets	129	164
Assets total	709	825
Non-current liabilities	193	190
Current liabilities	106	123
Liabilities total	299	313
Sales	462	563
Expenses	410	484
Profit for the period	39	57

Significant joint ventures:	Group's holding, %	
Oy Metsä-Botnia Ab	30.0	39.0
Äänevoima Oy	56.25	56.25
Grovehurst Energy Ltd	50.0	50.0

32. Contingent liabilities

EUR million	2007	2006
For own liabilities		
Liabilities secured by pledges		
Loans from financial institutions	0	3
Pledges granted	1	4
Liabilities secured by mortgages		
Loans from financial institutions	47	126
Other liabilities	0	4
Real estate mortgages	47	53
On behalf of Group companies		
Real estate mortgages	4	4
Guarantee liabilities	0	1
On behalf of associated companies		
Guarantee liabilities	1	1
On behalf of others		
Guarantee liabilities	2	3
Other liabilities		
As security for other commitments	1	1
Total		
Pledges	1	4
Real estate mortgages	51	57
Guarantees	3	5
Promissory notes	0	0
Other liabilities	1	1
Leasing liabilities	13	19
Total	69	86

Leasing liabilities

The future costs for contracts exceeding 12 months and for non-cancellable operating leasing contracts are as follows:

EUR million	2007	2006
Payments due in following 12 months	4	7
Payments due in following 1-5 years	4	11
Payments due later than 5 years	4	1
	12	19

Operational lease charges were EUR 22 million (22 million).

Unconditional purchase agreement

Fixed assets		
Payments due in following 12 months	22	146
Payments due later	4	16
Other purchases		
Payments due in following 12 months	7	2
Payments due later	22	66

Joint ventures

Proportionate interest in Metsä-Botnia's unconditional purchase agreement, fixed assets, was EUR 25 million (150).

33. Share based payment

M-real has had a share based payment incentive program for 2005–2007. Company's top management may be rewarded with M-real Oyj's B-shares annually in the calendar years 2008–2010. The reward is tied to the achievement of set performance targets. The reward will be paid at the end of vesting period as a combination of shares and cash. The Board of Directors shall annually decide the personnel belonging to scheme and the maximum reward paid for them. The maximum reward is expressed as number of shares. The achievement of set performance targets determines how much of the maximum reward will be paid to top personnel The Board of Directors decides the performance target set at the begin of each vesting period. The reward is based on the development of M-real's operating profit (EBIT) and return on capital employed (ROCE).

In case of termination of service contract before the payment due to other reason than death, legal retirement or retirement based on service contract, the holder must offer the shares within transfer limitation free to M-real or to other parties determined by M-real. The fair value of the rewards granted in M-real during the period was EUR 0 million (0). The expense recognised for share based payment was EUR 0.1 million (0.1).

The share based incentive program for 2008–2010 has been renewed and currently 8 executives are included in the program.

Changes in the numbers of shares granted during the financial period:

	M-real Corporation's equity-based rewards scheme 2005 *) Issued by the Board of Directors' decision			
Date of issue	4.2.2005			
Instrument	Equity-based reward scheme			
	2007	**2006**	**2005**	**Total**
Maximum number of shares **)	80 000	108 000	108 000	296 000
Share price at grant date, EUR	4.81	4.21	4.32	
Fair value of share at grant date, EUR ***)	4.57	3.97	4.08	
Share price at end of exercise period, EUR	3.25	4.80	4.00	
Vesting period	1.1.-31.12.07	1.1.-31.12.06	1.1.-31.12.05	
Criteria				
`50%	EBIT	EBIT	EBIT	
`50%	ROCE	ROCE	ROCE	
Exercise assumption	0%	0%	0%	
Obligation to hold shares, years	2	2	2	
The release date of shares	1.1.2010	1.1.2009	1.1.2008	
Binding time left, years	no rewards	no rewards	no rewards	
Number of key personnel, 31 Dec.	7			
Amounts, 1 Jan.				
Shares granted	0	108 000	108 000	216 000
Shares forfeited	0	0	0	0
Shares exercised	0	0	0	0
Shares expired	0	-108 000	-108 000	-216 000
Total	0	0	0	0
Changes during the period				
Shares granted **)	80 000	0	0	80 000
Shares forfeited	0	0	0	0
Shares exercised	0	0	0	0
Shares expired	80 000	0	0	80 000
Amounts, 31 Dec				
Shares granted **)	80 000	108 000	108 000	296 000
Shares forfeited	0	0	0	0
Shares exercised	0	0	0	0
Shares expired	-80 000	-108 000	-108 000	-296 000
Total	0	0	0	0

*) The amounts in the table reflect the numbers of shares to be given on the base of share-based payment. M-real has also commited not to pay more than 1.5 times the value of shares in cash (tax-portion).
**) The figures exclude Metsä-Botnia's equity-based reward scheme.
***) The share price has been reduced by the amount of the dividend to be paid (EUR 0.24), which will not be received by the persons.

Fair value measuring

M-real has used Alexander Corporate Finance Oy as an expert to measure the fair value of the reward. Because the reward will be paid as a combination of shares and cash, the fair value measuring has been split according to IFRS2 into two parts: the share-settled part recognised in shareholders'equity and the cash-settled part in liabilities.

The fair value of the share-settled part at exercise date was the market price of M-real's B-share less any dividend paid before the payment and it was 4.81 euros per share. The fair value of the cash-settled part is estimated on every balance sheet date till the end of vesting period, and thus the fair value of the liability will change according to M-real's B-share.

The fair value of the cash-settled part was at the end of 2007 3.25 euros per share. In addition 30 per cent (39) of Metsä-Botnia's costs arising from share based payment is included in M-real's cash-settled part.

The criteria was not achieved during 2007 and thus no cost was recognised in M-real Oyj. The expense recognised for Metsä-Botnia's share based payment was EUR 0.1 million (0.1).

Parameters used in fair value measuring	Vesting period	
	2007	**2006**
Granted shares	80 000	108 000
Share price at grant date, EUR	4.81	4.21
Assumed dividends	0.24	0.24
Share price at end of exercise period, EUR	4.57	3.97
Share price at the end of financial period, EUR	3.25	5.82
Assumed shares to be forfeited		
before allocation	0%	0%
during binding time	10%	10%
Exercise assumption of criteria	0%	0%
Shares exercised during vesting period	0	0
The fair value of reward at 31 Dec. 2007	0	0
Expense recognised, EUR	0	0

34. Related party transactions

M-real's ultimate parent company is Finnish Metsäliitto Cooperative. At 31 December 2006 Metsäliitto owned 38.6 % of M-real's shares and 60.5% of the voting rights. The significant other subsidiaries of Metsäliitto with whom M-real had business activities are as follows:

Metsä Tissue Group
Metsäliitto Sverige Ab
Metsäliitto France

Finnforest Corporation and Thomesto Oy were merged with Metsäliitto in March 2006. Related party transactions in 2006 with these companies are included in transaction with sister companies.

The principal subsidiaries of M-real are listed in the Note 30. M-real owns 30% (39%) and Metsäliitto Cooperative 23% (14%) of the shares in Metsä-Botnia. Metsä-Botnia has been consolidated using line-by-line method proportionate to the M-real's and Metsäliitto's holding. In January 2007, M-real sold nine per cent of Metsä-Botnia's shares to its parent company, Metsäliitto Cooperative for EUR 240 million, posting a gain of EUR 135 million.

Metsä-Botnia purchases most of the wood used in production from Metsäliitto. The total wood purchases from Metsäliitto were EUR 295 million in 2007 (296). The price used was market price.

Metsä-Botnia sells pulp to Metsä Tissue, M-real's sister company, at market price. Metsä Group Financial Services Oy owned by M-real (51%) and Metsäliitto (49%) is Group's internal bank. The interest rates are market based.

	Transactions with parent company		Transactions with sister companies	
EUR million	**2007**	**2006**	**2007**	**2006**
Sales	13	11	21	24
Other operating income	137	2	1	1
Purchases	295	296	254	195
Interest income	1	5	2	2
Interest expenses	8	13	0	0
Receivables				
Non-current receivables	15	16	5	5
Current receivables	5	130	36	53
Liabilities				
Non-current liabilities	1	1	0	0
Current liabilities	126	353	23	9

There are no doubtful receivables in the receivables from the Group companies. And no bad debt was recognised during the period. No security has been given for group liabilities.

The compensations paid to management are presented in the Note 6. The parent company has no commitments on behalf of management nor receivables from management. Transactions with associated companies are presented in the Note 13. Joint ventures are presented in the Note 31.

35. Environmental affairs

	2007	2006
Income statement		
Materials and services	26	28
Employee costs		
Wages and fees	4	5
Other employee costs	1	2
Depreciation	18	22
Other operating expenses	16	8
	65	65
Balance sheet		
Tangible assets		
Acquisition costs, 1 Jan.	496	501
Increases	17	4
Decreases	-24	-9
Depreciation	-316	-301
Book value, 31 Dec.	173	195
Provisions		
Environmental obligations	5	4
CO2 emission allowances, 1 000 tonnes		
Possession of emission allowances	2 157	1 950
Emission produced (2006 verified)	2 017	1 863
The sales of emission allowances (EUR million)	0.1	2.6

36. Events after the Balance sheet date

In February 2008 M-real made an agreement to sell its New Thames office paper mill located in Kemsley, UK, to DS Smith Plc. The debt free sales price was GBP 60 million (about EUR 80 million). Taking the uncovered pension liabilities of M-real's UK mill operations into consideration, it is estimated that the transaction will have a positive impact of about EUR 60 million on cash flow, of which about EUR 40 million will arise when the transaction is completed and about EUR 20 million in the following 12 months. In addition, M-real will be freed from about EUR 35 million pension liabilities and other closure costs previously provided for the period 2008-2015 related to the closure of the Sittingbourne mill. No significant capital gain or loss is expected to arise from the transaction.

The impact of the pension liabilities and the final result and cash-flow effect of the transaction will be clear by the end of the first half of 2008. The transaction has no significant impact on M-real's operating profit excluding non-recurring items. The sale will be booked in the result for the first quarter of 2008. The transaction is subject to approval by the competition authorities.

shares and shareholders

Share capital and shares at 31 December 2007
The company's paid-in share capital on the balance sheet date was EUR 557,881,540.40 and consisted of 328,165,612 shares. The company has two series of shares. The number of series A shares was 36,339,550 and the number of series B shares 291,826,062. All shares have a nominal value of EUR 1.70. Each series A share entitles its holder to twenty (20) votes at a General Meeting of Shareholders, and each series B share entitles the holder to one (1) vote. All shares carry the same right to receive a dividend.

The company's issued share capital may not be less than EUR 255,000,000.00 and not more than EUR 1,020,000,000.00. The issued share capital may be increased or decreased within these limits without amendments to the Articles of Association. M-real's A shares can be converted to B shares if shareholder or representative of the nominee registered shares makes a written request of the conversion to the company. The conversion does not include additional consideration.

Stock Exchange listings and share price development

In 2007, the highest price of M-real's B share on the OMX Nordic Stock Exchange Helsinki was EUR 5.94, the lowest price was EUR 2.96, and the average price was EUR 4.56. At the end of the year, the price of the B share was EUR 3.25. The average price in 2006 was EUR 4.41. The closing price for 2006 was EUR 4.79.

During the year under review, the trading volume of the B share was EUR 2,349 million, or 175 per cent of the share capital. The market value of the A and B shares totalled EUR 1,070 million at the end of the year.

At the end of 2007, Metsäliitto Cooperative owned 38.6 per cent of the shares, and the voting rights conferred by these shares was 60.5 per cent. Foreign shareholders owned about 41 per cent of the shares.

Impact of change in control
Many of M-real's financing agreements include a clause under which its loans will mature before their stated maturity if any new party will acquire control of M-real. In addition, shareholders agreements include a provision under which M-real must offer its shares in such companies for sale to the other shareholders in such companies in case of M-real's change of control. According to the shareholders agreement for Oy Metsä-Botnia Ab, the shareholders must offer their shares for sale to the other shareholders in case of their change of control. A possible decrease of the voting rights of Metsäliitto Cooperative in M-real below 50 per cent would not alone, however, obligate M-real to offer its shares in Oy Metsä-Botnia Ab.

Directors' interest
Shareholdings of the Board of Directors and the Management Team are presented on pages 108-111.

Board of Directors' authority to issue shares
The Annual General Meeting on 13 March 2007 authorized the Board of Directors to decide on increasing the share capital through one or more rights issues and/or more issues of convertible bonds such that in the rights issue or issue of convertible bonds, a total maximum of 58,365,212 M-real Corporation B shares with a nominal value of EUR 1.70 can be subscribed for, and that the company's share capital can be increased by a total maximum of EUR 99,220,860.40 The authorization will confer the right to disapply shareholders' pre-emptive right to subscribe for new share and/or issues of convertible bonds and to decide on the subscription prices and other terms and conditions. Shareholder's pre-emptive subscription rights can be disapplied providing that there is a significant financial reason for the company to do so, such as strengthening of the company's balance sheet, making possible business structuring arrangements or taking other measures for developing the company's business operations.

Dividend policy
M-real's dividend policy is stable and rewarding to shareholders, and aims at paying a dividend of at least 1/3 of the Company's earnings per share on average over the business cycle, nonetheless taking into account the Company's gearing target.

Changes in share capital and numbers of shares 1.1.2000–31.12.2007		Numbers of shares	Share capital EUR million
1999	Share capital, 31 Dec. 1999	138 999 425	233.8
2000	Change in nominal value		
	5 May 2000, from share premium funds		2.5
	Share capital, 31 Dec. 2000	138 999 425	236.3
2001	Rights issue	35 000 000	59.5
	Rights issue	5 000 000	8.5
	Share capital, 31 Dec. 2001	178 999 425	304.3
2002	No changes		
2003	No changes		
	Share capital, 31 Dec. 2003	178 999 425	304.3
2004	Rights issue	148 633 415	252.7
	Rights issue	532 772	0.9
	Share capital, 31 Dec. 2004	328 165 612	557.9
2005–2007	No changes		
	Share capital, 31 Dec. 2007	328 165 612	557.9

Breakdown of shareholders 31 December 2007

M-real A share

Number of shares	Number of shareholders	%	Total number of shares	%	Number of votes	%
1-100	750	26.36	42 775	0.12	855 500	0.12
101-500	1 214	42.67	353 483	0.97	7 069 660	0.97
501-1 000	454	15.96	374 457	1.03	7 489 140	1.03
1 001-5 000	369	12.97	803 120	2.21	16 062 400	2.21
5 001-10 000	29	1.02	204 223	0.56	4 084 460	0.56
10 001-50 000	21	0.74	461 713	1.27	9 234 260	1.27
50 001-100 000	0	0.00	0	0.00	0	0.00
100 001-500 000	4	0.14	906 121	2.49	18 122 420	2.49
500 001-	4	0.14	33 193 658	91.34	663 873 160	91.34
Total	2 845	100	36 339 550	100	726 791 000	100
of which nominee registered	6		459 371	1.3		
On waiting list, total			0		0	
In joint accounts			0		0	
Number issued			36 339 550	100	726 791 000	100

M-real B Share

Number of shares	Number of shareholders	%	Total number of shares	%	Number of votes	%
1-100	14 517	39.25	626 435	0.22	626 435	0.22
101-500	11 584	31.32	2 975 683	1.02	2 975 683	1.02
501-1 000	4 582	12.39	3 639 546	1.25	3 639 546	1.25
1 001-5 000	4 989	13.49	11 432 685	3.92	11 432 685	3.92
5 001-10 000	753	2.04	5 458 267	1.87	5 458 267	1.87
10 001-50 000	463	1.25	8 984 044	3.08	8 984 044	3.08
50 001-100 000	45	0.12	3 248 585	1.11	3 248 585	1.11
100 001-500 000	38	0.10	7 538 887	2.58	7 538 887	2.58
500 001-	14	0.04	247 921 930	84.95	247 921 930	84.96
Total	36 984	100	291 826 062	100	291 826 062	100
of which nominee registered	14		134 313 942	46.02		
On waiting list, total			0		0	
In joint accounts			0		0	
Number issued			291 826 062	100	291 826 062	100

Biggest shareholders* 31 Dec. 2007

		A share	B share	Total	% of shares	% of votes
1	Metsäliitto Cooperative	25 751 535	100 978 057	126 729 592	38.6	60.5
2	Ilmarinen Mutual Pension Insurance Company	3 534 330	3 028 211	6 562 541	2.0	7.2
3	Central Union of Agricultural Producers and Forest Owners	1 704 249	1 437 230	3 141 479	1.0	3.5
4	Varma Mutual Pension Insurance Company	2 203 544	200 451	2 403 995	0.7	4.3
5	Mutual Insurance Company Pension-Fennia		2 322 000	2 322 000	0.7	0.2
6	FIM Fenno Mutual Fund		1 900 000	1 900 000	0.6	0.2
7	OP Delta Mutual Fund		1 100 000	1 100 000	0.3	0.1
8	MRLBV Incentive Ky		1 021 419	1 021 419	0.3	0.1
9	SEB Gyllenberg Private Bank Ab		872 600	872 600	0.3	0.1
10	FIM Forte Mutual Fund		738 510	738 510	0.2	0.1
11	Etera Mutual Pension Insurance Company	120 000	480 080	600 080	0.2	0.3
12	Metsäliiton Toimenhaltijain Eläkesäätiö	16 070	577 900	593 970	0.2	0.1
13	Eläkesäätiö Polaris Pensionsstiftelse	227 770	311 505	539 275	0.2	0.5
14	OP Suomi Value Mutual Fund		505 340	505 340	0.2	0.1
15	Jukka Ylitalo		360 000	360 000	0.1	0.04
16	Veikko Laine		410 000	410 000	0.1	0.04
17	Etra-Invest Oy		323 400	323 400	0.1	0.03
18	Turun Kaupungin Vahinkorahasto	157 646	142 995	300 641	0.1	0.3
19	Jorma Kelhä		300 000	300 000	0.1	0.03
20	Glitnir Bank Ltd.	21 602	264 728	286 330	0.1	0.07

* Shareholders in the book entry system

M-real shareholders 31.12.2007


Households 10.0 %
Metsäliitto 38.6 %
Public communities 4.2 %
Financial and insurance institutions 1.2 %
Non-profitmaking organisations 2.6 %
Other companies 2.2 %
Non-Finnish nationals 41.2 %

Voting rights 31.12.2007


Households 6.4 %
Metsäliitto 60.5 %
Public communities 13.1 %
Financial and insurance institutions 1.2 %
Non-profitmaking organisations 4.3 %
Non-Finnish nationals 13.5 %
Other companies 1.1 %

Share performance

		2007	2006	2005	2004	2003
Adjusted prices, euros						
A share	high	5.80	5.67	5.00	6.20	7.40
	low	3.00	3.66	3.94	4.22	5.22
	at year end	3.40	4.81	4.24	4.68	6.57
	average	4.42	4.61	4.46	5.80	6.43
B share	high	5.94	5.62	4.93	6.43	7.57
	low	2.96	3.26	3.82	4.18	5.23
	at year end	3.25	4.79	4.22	4.70	5.92
	average	4.56	4.41	4.36	5.59	6.11
Trading in shares, units of OMX Nordic Exchange Helsinki						
A share		3 060 113	1 910 151	1 075 633	633 215	1 765 522
% of total number of A shares		8.4	5.3	3.0	1.7	4.9
B share		511 653 806	522 205 654	265 967 644	181 303 518	80 581 564
% of total number of B shares		175.3	178.9	91.1	62.1	56.5
Number of shares at year end						
A share		36 339 550	36 339 550	36 339 550	36 340 550	36 340 550
B share		291 826 062	291 826 062	291 826 062	291 825 062	142 658 875
Total		328 165 612	328 165 612	328 165 612	328 165 612	178 999 425
Adjusted number of shares at year end		328 165 612	328 165 612	328 165 612	328 165 612	212 614 341
Market capitalization of shares at year end, EUR million		1 070.0	1 572.6	1 385.6	1 541.7	1 286.3
Number of shareholders*		38 067	39 984	43 350	41 629	43 584

* Shareholders in the book entry system


Share price development
130
120
110
100
90
80
70
60
50
2005
2006
2007
MRLAV
MRLBV
OMX Helsinki Forest Industry inde


Traded volume 2006–2007
100 000 000
80 000 000
60 000 000
40 000 000
20 000 000
0
A share
B share

Figures per share

EUR million	2007	2006	2005	2004	2003
Calculation of earnings per share [1] [2]					
Profit from continuing operations before tax [3]	-273	-351	-114	-108	-80.2
- minority interest	1	3	-1	-3	1.0
- taxation	23	11	34	-17	-0.7
+ tax adjustment for extraordinary items					-11.4
+ Profit from discontinued operations	55	-59	0	173	
= Earnings	-194	-396	-81	45	-91.3
Adjusted number of shares (average)	328 165 612	328 165 612	328 165 612	241 989 429	212 614 264
Earnings per share, EUR					
From continuing operations	-0.76	-1.03	-0.25	-0.53	
From discontinued operations	0.17	-0.18	0.00	0.72	
	-0.59	-1.21	-0.25	0.19	-0.43
Shareholders' equity per share, EUR	4.93	5.62	6.92	7.29	10.56
Dividend per share, EUR	0.06[4]	0.06	0.12	0.12	0.25
Dividend per profit, %	-10.2	-5.0	-48.0	63.2	-58.8
Nominal value per share, EUR	1.70	1.70	1.70	1.70	1.70
Dividend yield, %					
Series A	1.8	1.2	2.8	2.6	3.8
Series B	1.8	1.3	2.8	2.6	4.3
Price/earning ratio (P/E ratio)					
Series A	-5.8	-4.0	-17.0	24.6	-15.3
Series B	-5.5	-4.0	-16.9	24.7	-13.8
Price/earning ratio (P/E ratio)					
Series A	69.0	85.6	61.3	64.2	62.2
Series B	65.9	85.2	61.0	64.5	56.1

1) The 2003 figures are calculated according to Finnish Accounting Standards (FAS).
2) 2005-2007 figures have been restated due to disposal of Map Merchant Group only.
3) The 2003 figures profit before extraordinary items.
4) Board of Directors' proposal.

Earnings per share, EUR



0.3
0.0
-0.3
-0.6
-0.9
-1.2
-1.5
2003 2004 2005 2006 2007

Shareholders' equity per share, EUR



12
10
8
6
4
2
0
2003 2004 2005 2006 2007

Dividend yield,%



5
4
3
2
1
0
2003 2004 2005 2006 2007

Data to graphs on this page: 2003 FAS, 2004-2007 IFRS.

ten years in figures

	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Income statement, EUR million										
Sales	4 440	4 604	4 239	5 522	6 044	6 564	6 923	5 898	4 044	3 320
- change %	-3.5	8.6	n/a	-8.6	-7.9	-5.2	14.8	45.9	21.8	10.1
Exports from Finland	1 679	1 662	1 393	1 696	1 653	1 714	1 743	1 719	1 805	1 704
Exports and foreign subsidiaries	4 137	4 306	3 992	5 182	5 652	6 173	6 438	5 376	3 603	2 893
Operating profit	-120	-229	18	28	74	324	389	604	352	340
- % of sales	-2.7	-5.0	0.4	0.5	1.2	4.9	5.6	10.2	8.7	10.2
Profit from continuing operations before tax [1]	-273	-351	-114	-108	-80	134	154	459	268	262
- % of sales	-6.1	-7.6	-2.7	-2.0	-1.3	2.0	2.2	7.8	6.6	7.9
Result for the period from continuing operations [2]	-250	-340	-81	-125	-95	279	337	516	295	273
- % of sales	-5.6	-7.4	-1.9	-2.3	-1.6	4.2	4.9	8.7	7.3	8.2
Balance sheet, EUR million										
Balance sheet total	5 194	6 172	6 327	6 486	7 106	7 410	8 005	7 798	4 608	4 420
Shareholders' equity	1 618	1 843	2 271	2 393	2 245	2 461	2 341	1 953	1 711	1 555
Minority interest	52	63	45	37	19	75	60	52	56	76
Interest-bearing net liabilities	1 867	2 403	2 205	2 183	3 109	3 019	3 482	3 693	1 471	1 397
Dividends and figures per share										
Dividends, EUR million	19.7[3]	19.7	39.4	39.4	53.7	107.4	107.4	83.4	63.1	60.8
Dividend per share, EUR	0.06[3]	0.06	0.12	0.12	0.25	0.51	0.51	0.51	0.38	0.37
Dividend/profit, %	-10.2[3]	-5.0	-48.0	63.2	-58.8	166.7	109.1	27.3	34.0	33.7
Earnings per share, EUR	-0.59	-1.21	-0.25	0.19	-0.43	0.30	0.46	1.85	1.13	1.09
Shareholders' equity per share, EUR	4.93	5.62	6.92	7.29	10.56	11.57	11.01[4]	11.83[4]	10.34[4]	9.20[4]
Profitability										
Return on capital employed, total %	-2.6	-4.7	0.9	0.9	1.6	5.8	6.9	13.5	10.5	10.8
Return on equity, %	-14.0	-16.8	-4.2	-5.7	-3.8	3.0	4.7[4]	15.5[4]	10.6[4]	11.3[4]
Financial position										
Equity ratio, %	32.1	30.9	36.6	37.5	31.9	34.2	30.0[4]	25.7[4]	38.4[4]	36.9[4]
Gearing ratio, %	112	126	95	89	137	119	145[4]	184[4]	83[4]	86[4]
Net cash flow arising from operating activities, EUR million	127	222	136	217	417	521	608	692	440	449
Internal financing on capital expenditure, %	50	53	31	89	105	168	82	32	112	130
Net interest expenses, EUR million	148	109	81	130	166.9	142.3	194.3	131.7	73.8	83.8
Interest cover	1.9	3.0	2.7	2.7	3.5	4.7	4.1	6.3	7.0	6.4
Other information										
Gross capital expenditure, EUR million	253	419	439	245	397	310	740	2 150	394	344
- % of sales	5.7	9.1	10.4	4.4	6.6	4.7	10.7	36.5	9.7	10.4
R&D expenditure, EUR million	16	21	24	28	27	26	27	25	17	15
- % of sales	0.4	0.5	0.6	0.5	0.4	0.4	0.4	0.4	0.4	0.5
Personnel, average	10 668	12 403	13 063	16 532	20 372	21 070	22 237	17 351	15 572	13 885
- of whom in Finland	3 843	4 484	4 613	5 263	6 178	6 328	6 406	6 584	6 966	7 208

The 2004-2007 figures are calculated according to International Financial Reporting Standards (IFRS) and 1998-2003 according to Finnish Accounting Standards (FAS), but 1998-2004 figures have not been restated due to disposal of Map Merchant Group.

1) The 1998-2003 figures profit before extraordinary items
2) The 1998-2003 figures profit before taxes and minority interest
3) Board of Directors' proposal
4) The convertible subordinated capital notes are included in liabilities

Calculation of key ratios is presented on page 90.

Exchange rates against euro at 31.12.

	2007	2006	2005	2004	2003
GBP	0,7334	0,6715	0,6853	0,7051	0,7048
USD	1,4721	1,3170	1,1797	1,3621	1,2630
SEK	9,4415	9,0404	9,3885	9,0206	9,0800
NOK	7,9580	8,2380	7,9850	8,2365	8,4141

calculation of key ratios

Key ratio		Numerator	Denominator
Return on equity (%)	=	Profit from continuing operations before tax [1] - direct taxes	Total equity (average)
Return on capital employed (%)	=	Profit from continuing operations before tax + interest expenses, net exchange gains/losses and other financial expenses	Total assets - non-interest-bearing liabilities (average)
Equity ratio (%)	=	Total equity	Total assets - advance payments received
Gearing ratio (%)	=	Interest-bearing liabilities - liquid funds - interest-bearing receivables	Total equity
Earnings per share	=	Profit attributable to shareholders of parent company [2]	Adjusted number of shares (average)
Shareholders' equity per share	=	Equity attributable to shareholders of parent company	Adjusted number of shares at 31 December
Dividend per share	=	Dividends	Adjusted number of shares at 31 December
Dividend per profit (%)	=	Dividend per share	Earnings per share
Dividend yield (%)	=	Dividend per share	Share price at 31 December
Price/earnings ratio (P/E ratio) (%)	=	Adjusted share price at 31 December	Earnings per share
P/BV (%)	=	Adjusted share price at 31 December	Shareholders' equity per share
Adjusted average share price	=	Total traded volume per share (EUR)	Average adjusted number of shares traded during the financial year
Market capitalization	=	Number of shares x market price at 31 December	
Internal financing of capital expenditure (%)	=	Net cash flow arising from operating activities [3]	Gross capital expenditure
Interest cover	=	Net cash flow arising from operating activities [3] + net interest expenses	Net interest expenses
Net cash flow arising from operating activities [3]	=	Net cash flow arising from operating activities in the cash flow statement	

[1] In 2002-2003 profit before extraordinary items
[2] In 2002-2003 profit before extraordinary items - direct tax - minority interests
[3] In 2002-2003 funds from operations in the cash flow statement

parent company accounts

(Finnish accounting standards, FAS)

income statement

EUR million	Note	1 Jan.–31 Dec. 2007	1 Jan.–31 Dec. 2006
Sales	(1)	1 642	1 593
Change in stocks of finished goods and in work		-2	-5
Other operating income	(2)	265	91
Materials and services			
Raw materials and consumables			
Purchases during the financial period		-990	-946
Change in inventories			0
External services		-124	-120
		-1 114	-1 066
Employee costs	(3)		
Wages and salaries		-105	-115
Social security expenses			
Pension expenses		-29	-34
Other social security expenses		-64	-63
		-198	-212
Depreciation, amortisation and impairment charges	(4)		
Depreciation according to plan		-164	-130
Impairment charges		4	-4
		-160	-134
Other operating expenses		-515	-304
Operating profit		-82	-37
Financial income and expenses	(5, 6)		
Interest income from non-current investments			
Income from Group companies		99	160
Income from associated companies		14	14
Other interest and similar income		48	48
Net exchange gains/losses		31	10
Write-downs on non-current investments		-134	-686
Other interest and similar expenses		-166	-146
		-108	-600
Profit before extraordinary items		-190	-637
Extraordinary income and expenses	(7)		
Extraordinary income		15	2
		15	2
Profit before appropriations and taxes		-175	-635
Appropriations			
Change in depreciation differences		126	87
Income taxes	(8)	-1	
Profit for the financial period		-49	-548

parent company balance sheet

EUR million	Note	31 Dec. 2007	31 Dec. 2006
ASSETS			
Non-current assets			
Intangible assets	(9)		
Intangible rights		21	34
Goodwill			1
Other capitalized expenditure		7	9
		28	44
Tangible assets	(10)		
Land and water areas		16	14
Buildings		227	251
Machinery and equipment		687	753
Other tangible assets		6	7
Advance payment and construction in progress		28	22
		964	1 047
Investments	(11)		
Shares in Group companies		1 054	1 440
Receivables from Group companies		264	338
Shares in associated companies		309	362
Receivables from associated companies		2	10
Other shares and holdings		34	34
		1 663	2 184
		2 655	3 275
Current assets			
Inventories			
Raw materials and consumables		51	51
Work in progress		1	0
Finished goods and goods for resale		126	129
Advance payment		9	12
		187	192
Receivables	(12, 13, 14,15)		
Current			
Accounts receivables		251	241
Receivables from Group companies		841	642
Receivables from associated companies		11	3
Other receivables		25	26
Prepayment and accrued income		80	48
		1 208	960
Cash and cash equivalents			50
Total assets		**4 050**	**4 477**

EUR million	Note	31 Dec. 2007	31 Dec. 2006
EQUITY AND LIABILITIES			
Shareholders´ equity	(16)		
Share capital		558	558
Share premium account		664	664
Revaluation reserve		82	82
Retained earnings		299	868
Loss for the financial period		-49	-548
		1 554	1 624
Appropriations			
Accumulated depreciation difference		331	457
Provisions	(17)		
Provisions for pensions		16	14
Other provisions		5	7
		21	21
Liabilities			
Non-current	(18, 19, 20)		
Bond loans		1 396	1 641
Loans from financial institutions		185	221
Pension loans		49	66
Other liabilities		8	
		1 638	1 928
Current	(18, 19, 21, 22)		
Bond loans		208	35
Loans from financial institutions		36	32
Pension loans		18	18
Advance payments		2	2
Accounts payable		81	74
Payables to Group companies		44	175
Payables to associated companies		2	
Other liabilities		20	17
Accruals and deferred income		95	94
		506	447
		2 144	2 375
Total equity and liabilities		**4 050**	**4 477**

parent company cash flow statement

EUR million	2007	2006
Cash flow from Operating Activities		
Operating profit	-82	-38
Adjustments to operating profit a)	183	118
Change in net working capital b)	-19	0
Interest	-101	-71
Dividends received	113	174
Other financial items	21	-15
Taxes		
Net cash flow from operations	115	168
Investments		
Puchase of shares	-36	-123
Purchase of other fixed assets	-67	-117
Sale of shares	315	5
Sale of other fixed assets	11	18
Decrease in other non-current investments	83	33
Total cash used in investments	306	-184
Cash flow before financing	421	-16
Financing		
Increase in non-current liabilities		900
Decrease in non-current liabilities	-122	-837
Increase (-) or decrease (+) in interest-bearing non-current receivables	-220	-25
Increase (-) or decrease (+) in interest-bearing current receivables	-124	24
Dividends paid	-20	-39
Group contribution	15	2
Total financing	-471	25
Change in liquid funds	-50	9
Liquid funds at 1 Jan.	50	41
Liquid funds at 31 Dec.	0	50
a) Adjustments to operating profit		
Depreciation	160	134
Gains (+) or losses (-) on sale of fixed assets	24	-13
Change in provisions	-1	-3
	183	118
b) Change in net working capital		
Increase (-) or decrease (+) in stocks	5	5
Increase (-) or decrease (+) in non-interest-bearing receivables	-36	-3
Increase (+) or decrease (-) in non-interest-bearing current liabilities	12	-2
	-19	0

parent company accounting policies

M-real Corporation's financial statements have been prepared in accordance with Finnish accounting standards (FAS).

Sales

Sales are calculated after deduction of indirect sales taxes, trade discounts and other items adjusting sales.

Exchange rate differences

Foreign exchange gains and losses have been booked to net exchange gains/losses under financial income and expense. Open and actual foreign exchange differences hedging sales are recorded immediately to financial income and expenses in the income statement.

Transactions in foreign currency

Transactions in foreign currency have been booked at the exchange rate on the day of the transaction.

At the balance sheet date, receivables and liabilities denominated in foreign currency have been translated into euros at the exchange rate quoted by the European Central Bank at the balance sheet date.

Pensions and pension funding

Statutory pension security is handled by pension insurance companies outside the Group. In addition to statutory pension security, some salaried employees have supplementary pension arrangements which are either insured, arranged through the Metsäliitto Employees' Pension Foundation or are an unfunded liability of the company. The Metsäliitto Employees' Pension Foundation is fully funded based on the current value of its assets.

Pension insurance premiums have been periodized to correspond to the accrual-based wages and salaries given in the financial statements.

Research and development expenditure

Research and development expenditure is recorded as an expense in the relevant financial period.

Inventories

Inventories are measured at the lower of cost or net realizable value. In measuring inventories, the FIFO principle is observed or, alternatively, the weighted average price method.

Property, plant and equipment and depreciation

The carrying values of property, plant and equipment are based on original acquisition costs less depreciation according to plan and impairment losses.

Straight-line depreciation according to plan is based on the estimated useful life of the asset as follows:

Buildings and constructions	20-40 years
Heavy power plant machinery	20-40 years
Other heavy machinery	15- 20 years
Lightweight machinery and equipment	5-15 years
Other items	5-10 years

Depreciation is not recorded on the purchase cost of land and water areas.

Leasing

Lease payments are treated as rental expenses.

Environmental expenditure

Environmental expenditure comprises the specifiable expenses of environmental protection measures aiming primarily at combating, remedying or alleviating environmental damage.

Extraordinary income and expenses

Substantial income and expenses arising on transactions of an abnormal nature, such as the divestment of businesses, are presented in the income statement as extraordinary items. The tax effect of extraordinary items is presented in the notes to the financial statements.

Appropriations

Finnish tax legislation offers the possibility to deduct expenses prematurely from the profit for the financial year and to transfer them to the balance sheet as provisions. The items are taken into account in tax filings only if they have been entered in the accounts. These items are presented in the appropriations in the income statement. Among such items are depreciation on property, plant and equipment in excess of plan, which is stated as a depreciation difference in the balance sheet and as a change in the depreciation difference in the income statement.

Provisions

Future costs and losses to which the Group is committed and which are likely to be realized are included in the income statement under the appropriate expense heading and in the balance sheet under provisions for future costs whenever the precise amount and the time of occurrence are not known and in other cases they are included in accrued liabilities. These can be, for example, the pension liability or costs of discontinued operations and restructuring costs.

notes to the parent company financial statements

1. Sales

Owing to the Group structure, the sales of the parent company has not been broken down by segments and market.

EUR million	2007	2006
2. Other operating income		
Rental income	2	2
Gains on disposal of fixed assets	193	7
Service revenue	59	63
Government grants		8
Other allowances and subsidies		2
Other	11	9
	265	91
3. Employee costs		
Wages and salaries for working hours	105	115
Pension expenses	29	34
Other social security expenses	64	63
	198	212
Remunerations		
Managing directors	0.5	0.5
Members of the Board	0.4	0.5
	0.9	1.0
4. Depreciation according to plan and impairment charges		
Depreciation according to plan		
Intangible rights	12	18
Goodwill	1	1
Other capitalized expenditure	1	2
Buildings and constructions	26	15
Machinery and equipment	123	93
Other tangible assets	1	1
Total depreciation according to plan	164	130
Impairment charges		
Machinery and equipment	-4	4
Depreciation difference	-126	-87
Total depreciation	34	47
5. Financial income and expenses		
Dividend income	114	174
Interest income from non-current investments	33	37
Other interest income	15	11
Write-downs on non-current investments	-134	-686
Interest expenses	-145	-121
Other financial expenses	-22	-25
	-139	-610
Net exchange differences	31	10
Financial income and expenses, total	-108	-600

EUR million	2007	2006
6. Exchange differences in income statement		
Exchange differences on sales	-7	-6
Exchange differences on purchases	0	0
Exchange differences on financing	38	16
Exchange differences, total	31	10
7. Extraordinary income and expenses		
Group contribution received	15	2
	15	2
8. Income taxes		
Income taxes for the financial period	-1	
Income taxes for previous periods	0	0
	-1	0
Income taxes on ordinary operations	-5	
Income taxes on extraordinary items	4	
	-1	0

EUR million	2007	2006
9. Intangible assets		
Intangible rights		
Acquisition costs, 1 Jan.	109	105
Increases	2	7
Transfers between items		
Decreases	-4	-3
Acquisition costs, 31 Dec.	107	109
Accumulated depreciation, 1 Jan.	-75	-57
Accumulated depreciation on deduction and transfers		
Depreciation for the period	-11	-18
Accumulated depreciation, 31 Dec.	-86	-75
Book value, 31 Dec.	21	34
Goodwill		
Acquisition costs, 1 Jan.	20	20
Increases		
Acquisition costs, 31 Dec.	20	20
Accumulated depreciation, 1 Jan.	-19	-18
Depreciation for the period	-1	-1
Accumulated depreciation, 31 Dec.	-20	-19
Book value, 31 Dec.		1
Other capitalized expenditure		
Acquisition costs, 1 Jan.	41	42
Increases		
Decreases	-1	-1
Acquisition costs, 31 Dec.	40	41
Accumulated depreciation, 1 Jan.	-32	-31
Accumulated depreciation on deduction and transfers		1
Depreciation for the period	-1	-2
Accumulated depreciation, 31 Dec.	-33	-32
Book value, 31 Dec.	7	9
10. Tangible assets		
Land and water areas		
Acquisition costs, 1 Jan.	14	21
Increases	2	
Decreases		-7
Acquisition costs, 31 Dec.	16	14
Book value, 31 Dec.	16	14

EUR million	2007	2006
Buildings		
Acquisition costs, 1 Jan.	393	372
Increases	2	16
Transfers between items		6
Decreases	-1	-1
Acquisition costs, 31 Dec.	394	393
Accumulated depreciation, 1 Jan.	-142	-129
Accumulated depreciation on deduction and transfers	1	1
Depreciation for the period	-26	-14
Accumulated depreciation, 31 Dec.	-167	-142
Book value, 31 Dec.	227	251
Machinery and equipment		
Acquisition costs, 1 Jan.	1 755	1 659
Increases	39	75
Transfers between items	15	25
Decreases	-5	-4
Acquisition costs, 31 Dec.	1 804	1 755
Accumulated depreciation, 1 Jan.	-1 002	-908
Accumulated depreciation on deduction and transfers	4	4
Depreciation for the period	-119	-98
Accumulated depreciation, 31 Dec.	-1 117	-1 002
Book value, 31 Dec.	687	753
Production machinery and equipment, 31 Dec.	663	737
Other tangible assets		
Acquisition costs, 1 Jan.	14	12
Increases		1
Transfers between items		1
Acquisition costs, 31 Dec.	14	14
Acquisition costs, 1 Jan.	-7	-7
Accumulated depreciation on deduction and transfers		
Depreciation for the period	-1	
Accumulated depreciation, 31 Dec.	-8	-7
Book value, 31 Dec.	6	7
Construction in progress		
Acquisition costs, 1 Jan.	22	34
Increases	22	20
Transfers between items	-16	-32
Book value, 31 Dec.	28	22

The undepreciated portion of capitalized interest expenses under the balance sheet item "Buildings and constructions" at 31 Dec. 2007 was EUR 0.0 million (2006: EUR 0.0 million) and under the balance sheet item "Machinery and equipment" it was EUR 2.8 million (3.1). There were no capitalized interest expenses during the 2007 financial year (0.0).

EUR million	2007	2006
11. Investments		
Shares in Group companies		
Acquisition costs, 1 Jan.	1 440	1 907
Increases	38	123
Decreases	-290	
Write-down	-134	-586
Transfers between items		-4
Acquisition costs, 31 Dec.	1 054	1 440
Book value, 31 Dec.	1 054	1 440
Shares in associated companies		
Acquisition costs, 1 Jan.	362	358
Increases		
Decreases	-53	
Transfers between items		4
Acquisition costs, 31 Dec.	309	362
Book value, 31 Dec.	309	362
Other shares and holdings		
Acquisition costs, 1 Jan.	34	36
Increases		
Decreases		-1
Write-down		-1
Transfers between items		
Acquisition costs, 31 Dec.	34	34
Book value, 31 Dec.	34	34
Receivables from Group companies		
Acquisition costs, 1 Jan.	338	367
Increases		22
Decreases	-74	
Write-down		-51
Transfers between items		
Acquisition costs, 31 Dec.	264	338
Book value, 31 Dec.	264	338

EUR million	2007	2006
Receivables from associated companies		
Acquisition costs, 1 Jan.	10	13
Increases		
Decreases	-8	-3
Transfers between items		
Acquisition costs, 31 Dec.	2	10
Book value, 31 Dec.	2	10
Other receivables		
Acquisition costs, 1 Jan.		2
Increases		
Decreases		-2
Transfers between items		
Acquisition costs, 31 Dec.		
Book value, 31 Dec.		
Investment, total		
Acquisition costs, 1 Jan.	2 184	2 683
Increases	38	145
Decreases	-425	-6
Write-down	-134	-638
Acquisition costs, 31 Dec.	1 663	2 184
Book value, 31 Dec.	1 663	2 184

12. Loan receivables from management

There are no loan receivables from the managing directors, members of the Board of Directors and their deputies as well as persons belonging to similar bodies.

EUR million	2007	2006
13. Current receivables		
Receivables from Group companies		
Accounts receivables	23	31
Loan receivables	366	537
Other receivables	430	51
Prepayment and accrued income	22	23
Receivables from associated companies		
Accounts receivables		
Loan receivables	9	2
Accrued income	2	1
Other receivables		
Accounts receivables	251	241
Loan receivables		
Other receivables	25	26
Prepayment and accrued income	80	48
	1 208	960
14. Prepayment and accrued income		
Taxes	43	44
Discounts	1	
Others	36	4
	80	48
15. Interest-bearing receivables		
Loan receivables and other non-current assets	264	345
Liquid funds and other current assets	776	613
	1 040	958
16. Shareholders´ equity		
Share capital, 1 Jan.		
Series A shares	62	62
Series B shares	496	496
Share capital, 31 Dec.	558	558
Share premium account, 1 Jan./31 Dec.	664	664
Revaluation reserve, 1 Jan./31 Dec.	82	82
Restricted equity, total	1 304	1 304
Retained earnings, 1 Jan.	320	907
Dividends paid	-20	-39
Loss for the period	-49	-548
Retained earnings, 31 Dec.	251	320
Unrestricted equity, total	251	320
Shareholders´ equity, total	1 554	1 624

EUR million	1 Jan. 2007	Increase	Decrease	31 Dec. 2007
17. Provisions				
Provisions for pension	6		-2	4
Provisions for unemployment pension costs	8	6	-2	12
Provision for rental costs	3		-1	2
Other provisions	4		-1	3
	21	6	-6	21

18. Liabilities

EUR million	2007	2006
Non-current		
Non-interest-bearing		
Interest-bearing	1 638	1 928
	1 638	1 928
Current		
Non-interest-bearing	244	238
Interest-bearing	262	209
	506	447

Bonds	Interest-%	EUR million	
2000 - 2008	5.64	18	18
2002 - 2009	8.89	96	104
2002 - 2012	9.20	101	113
2002 - 2014	9.40	113	132
2003 - 2008	6.96	99	99
2003 - 2008	6.58	20	20
2004 - 2008	6.96	50	49
2004 - 2009	7.12	30	30
2004 - 2009	5.91	40	40
2004 - 2011	7.25	30	30
2004 - 2011	7.26	10	10
2004 - 2011	7.23	12	12
2005 - 2008	7.37	3	3
2005 - 2008	5.60	17	17
2006 - 2009	7.26	70	70
2006 - 2010	9.32	400	400
2006 - 2013	8.50	495	494
Total		1 604	1 641

EUR million	
19. Non-current debts with amortization plan	
Bonds	
2008	208
2009	235
2010	400
2011	52
2012	101
2013	608
Total, at the end of the financial period	1 604
Loans from financial institutions	
2008	36
2009	40
2010	37
2011	38
2012	37
2013	33
Total, at the end of the financial period	221
Pension loans	
2008	18
2009	16
2010	33
2011	
2012	
2013	
Total, at the end of the financial period	67
Total	
2008	262
2009	291
2010	470
2011	90
2012	138
2013	641
Total, at the end of the financial period	1 892

EUR million	2007	2006
20. Non-current liabilities		
Other liabilities		
Bonds	1 396	1 641
Loans from financial institutions	185	221
Pension loans	49	66
Other liabilities	8	
	1 638	1 928
21. Current liabilities		
Liabilities from Group companies		
Accounts payable	32	39
Other liabilities	8	124
Accruals and deferred income	4	12
Liabilities from associated companies		
Accounts payable	2	
Other liabilities	0	
Other liabilities		
Bonds	208	35
Loans from financial institutions	36	32
Pension loans	18	18
Advance payment	2	2
Accounts payable	81	74
Other liabilities	20	17
Accruals and deferred income	95	94
	506	447

EUR million	2007	2006
22. Accruals and deferred income		
Current		
Insurance	6	8
Personnel expenses	27	29
Interests	18	17
Accruals of purchases	19	16
Freight costs	2	2
Discounts	25	20
Others	-2	2
	95	94

EUR million	2007	2006
23. Contingent liabilities		
For own liabilities		
Liabilities secured by pledges		
Loans from financial institutions	27	27
Real estate mortgages	27	27
On behalf of Group companies		
Real estate mortgages	4	4
Guarantees	1 704	1 868
On behalf of others		
Guarantees	1	2
Leasing commitments		
Payments due in the following year	11	10
Payments due in subsequent years	45	48
Total		
Real estate mortgages	31	31
Guarantees	1 705	1 870
Leasing liabilities	56	58
	1 792	1 959

EUR million	2007	2006
24. Environmental items		
Income statement		
Materials and consumables	6	8
Employees costs		
Wages and salaries	1	1
Social security costs		1
Depreciation	5	3
Other operating charges	4	2
	16	15
Balance sheet		
Intangible and tangible assets		
Acquisition costs, 1 Jan.	73	72
Increases	4	1
Decreases		
Depreciation	-30	-25
Book value, 31 Dec.	47	48
Provisions		
Other provisions	3	4

the board's proposal for the distribution of profits

The distributable funds of the parent company are EUR 251 100 872.07 of which the result for the financial year is EUR -49 279 052.47.

The Board of Directors proposes to the Annual General Meeting that the distributable funds be distributed as follows:

A dividend of EUR 0.06 per share be paid, or in total	EUR 19 689 936.72
To be transferred to the Retained earnings account	EUR 231 410 935.35
	EUR 251 100 872.07

The Board of Directors proposes that the dividend be paid on 27 March 2008.

No material changes have taken place in respect of the company's financial position after the balance sheet date. The liquidity of the company is good and in the opinion of the Board of Directors proposed dividend does not risk the liquidity of the company.

Espoo, 6 February 2008

Kari Jordan   Arimo Uusitalo

Heikki Asunmaa   Kim Gran

Erkki Karmila   Runar Lillandt

Juha Niemelä   Antti Tanskanen

Mikko Helander
CEO

auditors' report

To the shareholders of M-real Corporation

We have audited the accounting records, the financial statements, the report of the Board of Directors and the administration of M-real Corporation for the period 1.1.–31.12.2007. The Board of Directors and the CEO have prepared the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the EU, as well as the report of the Board of Directors and the parent company's financial statements, prepared in accordance with prevailing regulations in Finland, containing the parent company's balance sheet, income statement, cash flow statement and notes to the financial statements. Based on our audit, we express an opinion on the consolidated financial statements, as well as on the report of the Board of Directors and the parent company's financial statements and administration.

We conducted our audit in accordance with Finnish Standards on Auditing. Those standards require that we perform the audit to obtain reasonable assurance about whether the report of the Board of Directors and the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the report of the Board of Directors and in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. The purpose of our audit of the administration is to examine whether the members of the Board of Directors and the CEO of the parent company have complied with the rules of the Companies' Act.

Consolidated financial statements

In our opinion the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the EU, give a true and fair view, as defined in those standards and in the Finnish Accounting Act, of the consolidated results of operations as well as of the financial position.

Parent company's financial statements, report of the Board of Directors and administration

In our opinion the parent company's financial statements have been prepared in accordance with the Finnish Accounting Act and other applicable Finnish rules and regulations. The parent company's financial statements give a true and fair view of the parent company's result of operations and of the financial position.

In our opinion the report of the Board of Directors has been prepared in accordance with the Finnish Accounting Act and other applicable Finnish rules and regulations. The report of the Board of Directors is consistent with the consolidated financial statements and the parent company's financial statements and gives a true and fair view, as defined in the Finnish Accounting Act, of the result of operations and of the financial position.

The consolidated financial statements and the parent company's financial statements can be adopted and the members of the Board of Directors and the CEO of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the disposal of distributable funds is in compliance with the Companies' Act.

Espoo, 25 February 2008

PricewaterhouseCoopers Oy
Authorised Public Accountants

Göran Lindell
Authorised Public Accountant

Johan Kronberg
Authorised Public Accountant

corporate governance

General

The duties of the various corporate bodies within M-real Corporation (M-real or the Company) are determined based on Finnish Companies Act and Finnish Securities Market Act as well as other relevant laws of Finland. The Company applies the rules and recommendations of the OMX Nordic Exchange Helsinki as well as the Corporate Governance guidelines given by OMX, the Central Chamber of Commerce and the Confederation of Finnish Industries. Responsibility for adherence to the corporate governance policy is vested to the Board of Directors.

M-real has started to apply to International Financial Reporting Standards (IFRS) from the beginning of the year 2005. These annual reports are published in English and Finnish.

The Company's head office is located in Espoo, Finland. The Company's domicile is Helsinki.

M-real's corporate governance

The Company's statutory corporate bodies are the General Meeting of shareholders, Board of Directors, CEO and Deputy CEO. In addition, the operations of the Company are coordinated through the Management Team assisting the CEO.

In M-real's present organisation, which came into effect as of 13 November 2007, each business area is responsible for its sales as well as production and has clear profit responsibility. M-real's business areas are Consumer Packaging, Graphic Papers and Office Papers.

General Meeting

Annual General Meeting (AGM) of the shareholders is held each year on a day determined by the Board before the end of June. General Meeting of the shareholders is the Company's highest decision-making body. According to Finnish Companies Act, General Meeting decides among others on following issues:

- possible changes to the Company's Articles of Association;
- acceptance of the Company's profit and loss account and balance sheet;
- payable dividend;
- acquisition and disposal of own shares;
- election of the members of the Board and their remuneration;
- appointment of the auditors and their compensation.

A shareholder is entitled to have an issue belonging to the authority of the General Meeting on the agenda of a General Meeting provided that the request is made in writing sufficiently in advance so that the issue can be disclosed in the notice to the General Meeting.

Each shareholder who is registered to the shareholders' register 10 days before the General Meeting has a right to participate in the meeting.

Auditors

M-real has two ordinary auditors and two deputy auditors as appointed by the shareholders at the Annual General Meeting. According to the proposed new Articles of Association of M-real Corporation, the Company shall have one auditor, which shall be an auditing company approved by the Central Chamber of Commerce.

Board of Directors

According to the Company's Articles of Association, the Board consists of 5 to 8 members (according to the new Articles of Association, 5–10) appointed by the AGM for a term of office of one year at a time. Currently, the Board has 8 ordinary members.

The board members are expected to inform the Company of matters which can be considered as conflicts of interest.

The shareholders at the AGM decide every year on the remuneration of the Board members including remuneration of the members of the Board committees.

The Board supervises the operations and the management of M-real and decides on significant matters relating to strategy, investments, organisational structure and financing. The Board is responsible for overseeing management and for the proper organisation of the Company's operations. It is also responsible for overseeing the proper supervision of the accounting and the control of financial matters.

The Board has defined a working order. Matters, which are significant and unusual taking into account the scope and nature of the Company's operations, belong to the Board of Directors. Such matters include, for example:

- election of the CEO for the Company and approval of the election of members to Management Team and supervising that the CEO manages the administration of the Company in compliance with instructions and orders given by the Board of Directors;
- election of the members of the Audit Committee and approval of the Charter of the Audit Committee;


SHAREHOLDERS' MEETING
BOARD OF DIRECTORS
AUDITORS
Internal Auditing
External Auditing
BOARD COMMITTEES
Financial and Audit Committee
Compensation Committee
Nomination Committee
CEO
DEPUTY TO CEO
MANAGEMENT TEAM
INSIDER GUIDELINES

Corporate Governance in M-real

☐ election of the members of the Nomination Committee and approval of the Charter of the Nomination Committee;
☐ election of the members of the Compensation Committee and to approve of the Charter of the Compensation Committee;
☐ consideration and approval of the Company's strategy and its main principles;
☐ approval of the annual business plan;
☐ supervision of a proper organisation of the Company's accounting, financial management and risk management;
☐ decisions on significant investments, acquisitions, divestments of business operations;
☐ decisions on considerable investments and financing arrangements;
☐ decisions on assignment and pledging of significant fixed assets of the Company;
☐ decisions on granting of donations of money or authorize the Managing Director in regard to such;
☐ granting and revoking the Company's proxy holders;
☐ supervision of compliance with the Company's Articles of Association, convening the Annual General Meeting of Shareholders, and supervision of the implementation of resolutions passed by the Annual General Meeting of shareholders;
☐ signing and presenting the financial statements for approval by the Annual General Meeting of shareholders and to present a proposal for dividend distribution;
☐ approval of central manuals and instructions guiding the Company's business operations;
☐ decision on which persons are permanent insiders in the Company and approval of the Company's insider rules;
☐ for the Stock Exchange's information, disclosing such matters that may have an effect on the value of Company's shares, or such other matters which have to be disclosed by the Company under the Securities Market Act.

The complete working order of the Board of Directors has been published on M-real's website www.m-real.com /Investor Relations / Corporate Governance.

The Board elects the Chairman and the Vice Chairman from among the members of the Board.

The Board evaluates its performance annually. The Board also reviews the corporate governance policy annually and amends it when required. The Board is assisted by the Audit Committee, the Nomination Committee and the Compensation Committee which prepare matters to be submitted to the Board. The chairman and members of each committee are appointed by the Board annually.

The Board meets regularly during the year. In 2007, the Board held 15 meetings out of which four (4) were held as telephone conferences. On average, the members of Board attended 96 per cent of the meetings.

M-real Corporation complies with the Corporate Governance recommendation given by OMX, the Central Chamber of Commerce and the Confederation of Finnish Industries. However, the Company notes that it deviates from the clause 17 of the recommendation under which the majority of all the directors should be independent. The composition of the Board of Directors takes into consideration the significant ownership interest of Metsäliitto Cooperative in M-real. The longstanding and responsible ownership interest provides stability and long-term commitment to the work of the Board and steering by the owners.

Board Committees

The final decisions on the matters dealt by the Board committees are made by the Board of Directors of the Company based on preparatory work of the committees, excluding the proposals made by the Nomination Committee to the General Meeting.

Audit Committee

The Board has an Audit Committee to assist the Board in ensuring the balance, transparency and accuracy of the Company's financial reporting and accounting methods as well as the financial statements and other financial information disclosed by the Company. The Audit Committee regularly reviews the systems of the internal control and management as well as the reporting of financial risk and the audit process. The Audit Committee assesses the internal audit's efficiency and scope, the Company's risk management, central risk areas and compliance with laws. It makes recommendations regarding on the appointment of the external auditors for the Company. The Audit Committee annually reviews annual plan of internal auditing as well as material audit reports.

The Committee is comprised of three independent, non-executive members of the Board. The Committee members must have a financial expertise and experience in accounting and applicable accounting principles. The Audit Committee meets regularly at least four times a year. In connection with its meetings, the Committee members meet the auditors of the Company. The Chairman of the Committee presents a report of each Audit Committee meeting to the Board. The tasks and responsibilities of the Audit Committee are defined in its Charter, which has been approved by the Board.

The Audit Committee has been chaired by Kim Gran and the other members are Erkki Karmila and Antti Tanskanen.The Company's auditor, CEO, CFO and other members of the management have been present at the meetings of the Audit Committee, when needed. The Audit Committee had five (5) meetings during the year 2007.

The Charter of the Audit Committee is published on M-real's website www.m-real.com /Investor Relations /Corporate Governance.

Nomination Committee

The Board has a Nomination Committee that is responsible for giving a proposal to the Annual General Meeting regarding the composition of the Board of Directors and remuneration of the Board members. In addition, it recommends the composition of the committees and the chairman for the committees. The Committee is comprised of three members of the Board. The Nomination Committee meets at least once a year. The Chairman of the Committee presents the proposals of the Nomination Committee to the Board. The task and responsibilities of the Nomination Committee are defined in its Charter, which has been approved by the Board.

The Nomination Committee is chaired by Arimo Uusitalo and the other members are Runar Lillandt and Antti Tanskanen. The Nomination Committee had one meeting during the year 2007.

The working order of the Nomination Committee is published on M-real's website www.m-real.com /Investor Relations /Corporate Governance.

Compensation Committee

The Board has a Compensation Committee that is responsible for recommending, evaluating and approving remuneration and compensation of the CEO and making recommendations to the Board relating to the compensation of the management. The Committee is comprised of three members of the Board. The Compensation Committee meets regularly, at least once a year. The Chairman of the Committee presents a report on each Compensation Committee meeting to the Board. The tasks and responsibilities of the Compensation Committee are defined in its Charter, which has been approved by the Board. The Compensation Committee is chaired by the Chairman Kari Jordan and the other members are Erkki Karmila, and Arimo Uusitalo. The Compensation Committee held four (4) meetings during the year 2007.

The Charter of Compensation Committee is published on M-real's website www.m-real.com /Investor Relations /Corporate Governance.

Chief Executive Officer (CEO)

The CEO is in charge of the day-to-day management of the Company in accordance with instructions and orders issued by the Board. It is the duty of the CEO to ensure that the Company's accounting methods comply with the laws and that the financial matters are taken care of in a reliable manner.

The CEO has a managing director's service contract with the Company. The Board of Directors conducts an annual evaluation of the actions of the CEO.

The CEO is in charge of monitoring and steering of the Consumer Packaging, Graphic Papers and Officer Papers business areas.

Deputy Chief Executive Officer (Deputy CEO)

The deputy CEO, when the CEO is prevented, is responsible for management of CEO's duties.

Management Team

In managing M-real, the CEO is assisted by the Management Team which comprises of Mikko Helander and the executives reporting to Mr. Helander: Gregory Gettinger, Mika Joukio, Matti Mörsky, Seppo Parvi, Seppo Puotinen and Jarmo Salonen. The Chairman of the Management Team has been Mikko Helander and Secretary Matti Mörsky. As of the beginning of 2008, Mika Paljakka has been nominated to the Management Team.

The Management Team's tasks and responsibilities are planning of investments, preparation of strategic guidelines, allocation of resources, control of day-to-day operations and preparation of issues submitted to the Board meetings. The Management Team meets normally monthly and always when needed.

Salaries, fees and other benefits of the Board of Directors and Senior Management

In accordance with a decision made by 2007 Annual General Meeting, the Chairman of the Board of Directors received a fee of EUR 76 500 per annum, the Vice Chairman EUR 64 500 and the members EUR 50 400. In addition, the Company paid a meeting attendance fee of EUR 500 per meeting of the Board of Directors and its Committees. The fees paid to the members of the Board of Directors in 2007 totalled EUR 490 400.

Mikko Helander, the Company's CEO receives a monthly salary of EUR 32 005, including as fringe benefits a car and a telephone. According to the Company's profit-sharing and incentive scheme for the top management, an amount equivalent of up to six months' salary may be paid to the CEO as profit-sharing based on his overall performance. The retirement age of the CEO is 62 under the managing director's service contract. In the event that the CEO is dismissed, or in situations where control of the Company changes, he has the right to receive compensation corresponding to 24 months' salary. The period of notice is 6 months.

M-real has for its' senior management a share value based incentive program for 2008–2010. The possible annual reward of the incentive program is based on M-real Corporation's operating profit (EBIT) and return on capital employed (ROCE). The reward is paid partly in M-real's B shares and partly in cash. The maximum aggregate number of compensation shares for year 2008 is 180 000 M-real B shares. Any shares earned through the program must be held for a minimum of two years after the earning period. In total, 8 top executives are currently included in the program. The share based incentive program for the period 2005-2007 has ended and no reward from this program is to be paid in 2008.

The shares held by the Board and the Management Team members are specified on pages 108–111.

At 31 December 2007, the Company's CEO, the Deputy CEO or the members of the Board of Directors had no loans outstanding from the Company or its subsidiaries.

Auditors

The shareholders elect annually two auditors and two deputy auditors according to M-real's Article of Association at the AGM. The Audit Committee oversees the election process of the auditors and gives to the Board its recommendation as to who should serve as the auditors. Auditors shall be auditors or audit firms approved by the Central Chamber of Commerce. The auditors' term of office shall expire at the end of the Annual General Meeting next following the election.

In 2007 Company's auditors were Göran Lindell, Authorised Public Accountant and PricewatehouseCoopers Oy, and as principal auditor Johan Kronberg, Authorised Public Accountant. According to the new proposed Articles of M-real, the Company shall have one auditor, which shall be an auditing company approved by the Central Chamber of Commerce.

In 2007 the Company has paid audit fees to the principal auditor PricewaterhouseCoopers Oy in the amount of EUR 1 840 000 and other audit firms EUR 326 000. Additionally the Company has paid fees for non-audit services to PricewaterhouseCoopers in the amount of EUR 1 279 000.

Internal Auditing

The Internal Auditing function in M-real monitors the adequacy and effectiveness of the systems, internal controls and accounting of the Company. The annual auditing plan of Internal Auditing function is reviewed by the Audit Committee. The Internal Auditing reports its findings to the management and the Audit Committee. As an administrative function, the Internal Auditing reports to the CFO.

Risk Management

The head of Risk Management is in charge of developing and implementation of the Company's risk management process as well as co-ordinating the Risk Management work within the Company. The objective of the risk management work is to identify, measure and control risks, which if they materialise, can jeopardise the Company's operations and the achievement of the targets that have been set. The head of the Risk Management reports to the CFO.

The operational principles regarding M-real's risk management are recorded in the Company's Risk Management Policy and Manual.

Insider Guidelines

The Company complies with the insider guidelines of the OMX Nordic Exchange Helsinki. The Company's internal insider guidelines are published on www.m-real.com /Investor Relations /Corporate Governance and regularly distributed throughout the organisation. The Company expects all of its employees to act in accordance with the regulations applicable to the insiders.

All information that relates to the Company's present and future business operations must be kept strictly confidential.

The Company's so-called public insider register s publicly available and kept by the Finnish Central Securities Depository Ltd. The list can be seen on Company's website www.m-real.com/ Investor relations /Corporate Governance.

The public insiders include members of the Board of Directors, the CEO and Deputy CEO, the auditors as well as members of the Management Team. Other permanent insiders are persons who are nominated in legal, financial, accounting, R&D, communications and investor relations functions and who therefore regularly receive insider information in their position.

Separate project-specific insider registers for persons participating in the preparation of significant projects are maintained when considered necessary.

Each year the Company decides on so-called "closed windows" i.e., specific periods of time when the insiders are barred from trading securities issued by the Company. In 2008, the closed window relating to the financial statements release for 2007 is 1.1.–6.2.2008 and relating to the interim reports 1.4.2008–23.4.2008, 1.7.2008–23.7.2008 and 1.10.2008–22.10.2008.

Management Team


MIKKO HELANDER
CEO
FINANCE, IT & ADMINISTRATION
Seppo Parvi
CFO, Deputy to the CEO
HR AND TOTAL QUALITY MANAGEMENT (TQM)
Mika Paljakka *
RESOURCES
Jarmo Salonen
BUSINESS DEVELOPMENT
Matti Mörsky
CONSUMER PACKAGING
Mika Joukio
GRAPHIC PAPERS
Gregory Gettinger
OFFICE PAPERS
Seppo Puotinen

* as of January 1, 2008

board of directors of m-real corporation



Kari Jordan
1956

Chairman of the Board since 2005
Master of Science in Economics
President and CEO of Metsäliitto Group since 2006
CEO of Metsäliitto Cooperative since 2004

Vice Chairman of the Board of Metsäliitto Cooperative since 2005
Chairman of the Board of Metsä Tissue Corporation since 2004
Member of the Board of Oy Metsä-Botnia Ab since 2004 and Chairman of the Board since 2006
Vice Chairman of the Supervisory Board of Vapo Oy 2005–2007 and Vice Chairman of the Board since 2007

Vice Chairman of the Board of Finnair Corporation since 2003
Member of the Board of Julius Tallberg Real Estate Corporation since 1998
Member of the Supervisory Board of Varma Mutual Pension Insurance Company since 2006
Member of the Board of Confederation of Finnish Industries EK since 2005
Vice Chairman of the Board of Finnish Forest Industries Federation and member of Federation's Working Group since 2005. Holds several positions of trust in charity and national defence organisations

Shares owned in M-real Corporation: 128,412 B shares



Arimo Uusitalo
1942

Vice Chairman of the Board since 1994
Member of the Board since 1994
Master of Science in Agriculture
Counsellor of Agriculture
Farmer

Member of the Board of Metsäliitto Cooperative 1993–2007
Chairman of the Board of Metsäliitto Cooperative 1994–2007
Member of the Board of Oy Metsä-Botnia Ab 1994–2007
Member of the Board of Metsä Tissue Corporation 1998–2007
Member of the Board of Vapo Oy 2005–2007

Chairman of the Executive Board of Osuuspankki Kantrisalo since 1998

Shares owned in M-real Corporation: 110 A shares and 2,710 B shares



Heikki Asunmaa
1943

Member of the Board since 2005
Agricultural school graduate
Counsellor of Agriculture
Farmer

Member of the Board of Metsäliitto Cooperative since 2000
Member of the Supervisory Board of Vapo Oy since 2005
Member of Pellervo Delegation since 2000

Chairman of the Supervisory Board of Osuuspankki Alavus since 1993

Shares owned in M-real Corporation: 4,000 B shares



Kim Gran
1954

Member of the Board since 2004
Independent Board member
Bachelor of Science in Economics
President and CEO of Nokian Tyres plc

Chairman of the Board of the Rubber Manufacturers' Association of Finland since 2001
Member of the Board of Nokian Tyres plc since 2002
Member of the Supervisory Board of Ilmarinen Mutual Pension Insurance Company since 2006
Member of the Board and Audit Committee of Konecranes Plc since 2006
Member of the Board of Finnish-Russian Chamber of Commerce (FRCC) since 2006
Vice Chairman of the Board of Chemical Industry Federation of Finland since 2007
Member of the Board of Confederation of Finnish Industries EK since 2007

Shares owned in M-real Corporation: 4,000 B shares



Erkki Karmila
1942

Member of the Board since 1992
Independent Board member
Master of Laws (trained on the bench)
Master of Laws 1968, Harvard University

Executive Vice President of the Nordic Investment Bank 1993–2006
Deputy Managing Director, Finnish Export Credit 1981–1982 and Managing Director 1982–1983
Executive Vice President of Kansallis-Osake-Pankki, 1983–1991
Director of the Invest in Finland Bureau 1992

Shares owned in M-real Corporation: no ownership



Runar Lillandt
1944

Member of the Board since 1999
Agricultural school graduate
Counsellor of Agriculture
Farmer

Chairman of the Supervisory Board of Metsäliitto Cooperative since 1998
Member of the Board of Atria Corporation since 2002
Member of the Board of the Central Union of Swedish-speaking agricultural producers in Finland (SLC) since 1988
Chairman of the Board of Forestry Center Rannikko since 1996
Chairman of the Board of Pohjanmaan Liha Cooperative since 2002
Chairman of the Board of Mellanå Plant Oy since 1995

Shares owned in M-real Corporation: 7,545 B shares



Juha Niemelä
1946

Member of the Board since 2007
Independent Board member
Master of Science in Economics
Doctor of Sciences in Economics and Technology h.c.
Honorary Counsellor

Chairman of the Board of Veikkaus Oy since 2002
Member of the Board of Powerflute Oyj since 2005

Shares owned in M-real Corporation: no ownership



Antti Tanskanen
1946

Member of the Board since 1992
Independent Board member
Ph.D. in Economics
Minister

Chairman and CEO, OP Bank Group 1997-2006
Chairman of the Executive Boards of OP Bank 1997-2006
Member of the Board of the Neste Oil Corporation 2007

Shares owned in M-real Corporation: no ownership

management team of m-real corporation



Mikko Helander
1960

Chief Executive Officer
Master of Science in Engineering

Mikko Helander started his career in 1984 as a Project Engineer at Valmet (at present Metso). Then he was appointed to Production Manager. From 1990 to 1993 Helander worked as Managing Director for Kasten Hövik.

In 1993, Helander returned to Valmet for a position of Head of Projects, Coaters and Calanders. In 1994–1997 he headed the operations for Valmet Rotomec S.p.a. in Italy. In 1997, Helander was appointed Valmet Corporation's Calander business area's Vice President and Chief Executive and, in 1999, President for the Valmet Converting Group headquartered in the UK.

In 2003, Helander joined Metsä Tissue Corporation as Chief Executive Officer. October 2006 he was appointed Chief Executive Officer of M-real.

Shares owned in M-real Corporation: no ownership



Seppo Parvi
1964

Chief Financial Officer
Deputy to the CEO
Finance, IT and administration
Master of Science in Economics

Seppo Parvi began his career at Ahlström Group where he worked from 1989 until 1993. He first worked as Cash Manager at Ahlcorp Oy and in 1991 he was appointed Manager of the Finance department at A. Ahlström Corporation.

From 1993 to 2006, Parvi worked for Huhtamäki Oyj. He started as Manager of Corporate Finance after which he was appointed General Manager of Huhtamäki Finance Companies. Seppo Parvi was responsible for the controller function of Polarcup & Leaf in Eastern Europe from 1996 to 1998 after which he was responsible for the integration of Guven Plastik in Turkey to Huhtamäki. In March 2000, Parvi returned to Finland to join Global Sourcing of Huhtamäki. In 2002, Mr Parvi took charge of Huhtamäki's business activities in Turkey, until he was appointed Vice President of the Paper forming, Rigid packaging operations in Europe and General Manager of Operations business unit in Hämeenlinna, Finland, in 2006.

In August 2006, Parvi was appointed M-real's Executive Vice President and CFO. Parvi is also responsible for IT and administration and acts as Deputy to CEO.

Shares owned in M-real Corporation: 2,600 B shares



Gregory Gettinger
1963

Executive Vice President
Graphic Papers
Doctor of Economic Sciences

Gregory Gettinger started his career in 1987 as Franchise Manager of PepsiCo International, Vienna. In 1989, he joined the Frantschach Group (at present Mondi) in Vienna, where he started as Marketing Manager of Frantschach AG Holding. In 1990 he became Managing Director of Neusiedler Beschichtungs GmbH and of Behn Verpackungsbedarf GmbH in 1991.

From 1995 to 1999, Gettinger held various positions at Bertelsmann AG. He began at Donauland Buchclub in Vienna, was then appointed as Managing Director of Pay TV Club RTL in Cologne and then in 1996 appointed of Marketing and Sales Director of Premiere GmbH in Hamburg.

In October 1999, Gettinger joined Metsä-Serla (at present M-real). After serving as Managing Director of M-real Deutschland GmbH, he was appointed Vice President Marketing in M-real in 2003. In 2004, he assumed the position of Regional Managing Director and was responsible for Sales and Marketing of Publishing in Central Europe. From September 2006 and until the end of 2006, he has served as Senior Vice President, Development of Publishing business area. Gettinger was appointed Executive Vice President of Publishing business area and member of the Management Team as of 1 January 2007. In November 2007, Gettinger was appointed head of the new Graphic Papers business area.

Shares owned in M-real Corporation: no ownership



Mika Joukio
1964

Executive Vice President
Consumer Packaging
Master of Science in Technology
MBA

Mika Joukio has held several management and development tasks within M-real. He started his career at Metsä-Serla (at present M-real) in 1990 when he was appointed Assistant Production Manager for Tako Board Mill. In 1996 he was appointed Production Manager, which position he held until 2001. In 2001, Joukio was appointed Vice President and Mill Manager for Äänekoski Board Mill. From 2004 to 2005, he worked in the headquarters of M-real in the position of Senior Vice President, Corporate Logistics and Supply Chain, and was responsible for the global logistics, delivery chain management and customer service. In October 2005, Joukio was appointed Vice President and Mill Manager for M-real Kyro. In September 2006, he was appointed Vice President and Mill Manager of M-real Kyro and M-real Tako Board, after combining of the mill organisations.

In November 2006, Joukio was appointed head of the Consumer Packaging business area and member of the M-real Management Team.

Shares owned in M-real Corporation: no ownership



Matti Mörsky
1952

Senior Vice President
Business Development
Master of Science in Engineering

Matti Mörsky worked in product development and sales positions in Oy Fiskars Ab's plastic industry from 1978 to 1980. Mr Mörsky joined G.A. Serlachius Oy in 1981 with duties in corporate planning. From 1982 to 1986 Mörsky was the project manager of Stuart Edgar Ltd and from 1986 to 1987 he worked as General Manager of T-Drill Inc.

In 1987, Mr Mörsky was appointed Vice President, Business Development in Metsä-Serla (at present M-real) and since then he has held various positions in business development and in M&A projects. Mörsky has worked i.e. as General Manager for Hygiene Division of Holmen Hygiene AB in 1989 and as General Manager for Kitchen Furniture Division of Metsä-Serla in 1992. In 1994, he worked as General Manager of Rantasalmi Loghouses.

Since 1999 Matti Mörsky has been Senior Vice President, Business Development at M-real. Since 2006 Matti Mörsky has been member of the M-real Management Team.

Shares owned in M-real Corporation: no ownership



Mika Paljakka
1968

Senior Vice President
Human Resources and Total Quality Management (TQM) as of 1 January 2008
Licentiate of Science in Economics and Business Administration
Master of Education

Mika Paljakka started his career in 1994 by running his own business. Before joining the Metsäliitto Group in 2000, he worked as a Project Manager in University of Joensuu and Human Resources Development Manager in Perlos Corporation.

In Metsäliitto Group, Mika Paljakka has held various positions. At first, he was appointed Human Resources Development Manager of Oy Metsä-Botnia Ab followed by an appointment to Senior Vice President, Human Resources. In 2002, Paljakka became Vice President, Business Development of M-real Corporation, which position he held until the end of 2003 when he was appointed Senior Vice President, Human Resources & Management of Finnforest Corporation.

In each company, Paljakka has been a member of the Management Team and in Metsäliitto Group he has also been a member of HR Management Team.

On 1 January 2008, Mika Paljakka joined M-real again when he was appointed Senior Vice President, Human Resources and Total Quality Management. He is also a member of M-real Management Team.

Shares owned in M-real Corporation: no ownership



Seppo Puotinen
1955

Executive Vice President
Office Papers
Licentiate of Technology

Seppo Puotinen worked at University of Oulu from 1981–1985 as an Assistant in applied mechanics and as a researcher at the Finnish Pulp and Paper Research Institute from 1985 to 1986. Puotinen joined Metsä-Serla (at present M-real) in 1986 and has held various positions in business development, marketing and operational responsibility for 13 years.

In 1999, Puotinen was appointed as Vice President, Cartons Division, Corrugated and Folding Carton operations. In 2000, Puotinen joined SCA Packaging as Managing Director for Finland, Russia and the Baltic countries and was appointed as President of SCA's Containerboard Division located in Brussels in 2002. In October 2004, he was appointed Executive Vice President of Corporate Strategy & Sales Services of M-real.

In October 2005, Puotinen was appointed Executive Vice President, Office Papers and member of the Management Team.

Shares owned in M-real Corporation: 1,000 A shares and 2,750 B shares



Jarmo Salonen
1951

Executive Vice President
Resources
Master of Science in Engineering

From 1978 to 1982, Jarmo Salonen worked at Finnish Paper Mills' Association as Technical advisor. In 1982, he transferred to Ahlström Corporation Varkaus mills to serve as the Manager of technical customer service. From 1985 to 1987, Mr Salonen worked as the Mill manager of Varkaus fine paper mills of Ahlström / Enso Corporation. From 1987 to 1993, he worked at Rettig Group Finland as the Managing Director of Bore Line Oy Ab.

In 1993, he transferred to Metsä-Serla (at present M-real) as Mill manager of Äänekoski and Kangas paper mills. From 1999 to 2000, Mr Salonen worked as the Director of fine paper division and Managing Director of M-real UK Paper in Kent. In 2000, he was appointed Senior Vice President of Commercial Printing, located in Amsterdam. In 2002, he returned to Finland as he was appointed Senior Vice President of M-real's Corporate Purchasing. In 2003, he was appointed Senior Vice President of M-real's Production.

In 2004, Salonen was appointed Executive Vice President of M-real's Commercial Printing business area and member of the Management Team. In November 2007, Salonen was appointed Executive Vice President, responsible for resources; wood, pulp, energy and purchasing, research and development, logistics and environmental matters.

Shares owned in M-real Corporation: 3,677 B shares

quarterly data

Sales	Full year		Quarterly							
EUR million	2007	2006	IV 07	III 07	II 07	I 07	IV 06	III 06	II 06	I 06
Consumer Packaging	934	971	225	231	243	235	241	236	237	257
Graphic Papers	2 268	2 390	569	574	548	577	588	586	598	618
Office Papers	723	727	171	167	183	202	189	181	174	183
Internal sales and other operations	515	516	120	130	122	143	163	115	116	122
Total	4 440	4 604	1 085	1 102	1 096	1 157	1 181	1 118	1 125	1 180

Operating result and result before tax	Full year		Quarterly							
EUR million	2007	2006	IV 07	III 07	II 07	I 07	IV 06	III 06	II 06	I 06
Consumer Packaging	56	43	0	27	8	21	0	17	2	24
Graphic Papers	-81	-212	-71	16	-12	-14	-176	4	-49	9
Office Papers	-187	-18	-173	7	1	-22	-4	-1	-17	4
Other operations	92	-42	-1	-7	-12	112	-7	-8	-18	-9
Operating result	-120	-229	-245	43	-15	97	-187	12	-82	28
% of sales	-2,7	-5,0	-22,6	-3,9	-1,4	8,4	-15,8	1,1	-7,3	2,4
Share of associated companies' results	-3	0	-3	1	-1	0	0	1	0	-1
Net exchange gains/losses	-3	-1	2	-2	2	-5	-5	-1	-3	8
Other financial income and expenses	-147	-121	-42	-38	-30	-37	-36	-33	-29	-23
Result before tax	-273	-351	-288	4	-44	55	-228	-21	-114	12

Operating result	Full year		Quarterly							
%	2007	2006	IV 07	III 07	II 07	I 07	IV 06	III 06	II 06	I 06
Consumer Packaging	6.0	4.4	0.0	11.7	3.3	8.9	0.0	7.2	0.8	9.3
Graphic Papers	-3.6	-8.9	-12.5	2.8	-2.2	-2.4	-29.9	0.7	-8.2	1.5
Office Papers	-25.9	-2.5	-101.2	4.2	0.5	-10.9	-2.1	-0.6	-9.8	2.2
Group	-2.7	-5.0	-22.6	3.9	-1.4	8.4	-15.8	1.1	-7.3	2.4

Deliveries	Full year		Quarterly							
1 000 tonnes	2007	2006	IV 07	III 07	II 07	I 07	IV 06	III 06	II 06	I 06
Consumer Packaging	1 203	1 161	291	297	313	302	288	285	284	304
Graphic Papers	3 002	3 153	761	760	724	757	778	772	788	815
Office Papers	947	1 039	219	215	241	272	264	258	251	266
Paper businesses total	3 949	4 192	980	975	965	1 029	1 041	1 031	1 040	1 080

Production	Full year		Quarterly							
1 000 tonnes	2007	2006	IV 07	III 07	II 07	I 07	IV 06	III 06	II 06	I 06
Consumer Packaging	1 210	1 121	294	303	302	311	279	273	270	299
Graphic Papers	2 962	3 090	736	752	735	739	747	763	765	815
Office Papers	973	1 028	213	223	257	280	253	259	252	264
Paper mills total	3 935	4 119	949	975	992	1 019	1 000	1 023	1 017	1 079
Metsä-Botnia's pulp [1]	841	983	235	203	200	203	255	243	234	251
M-real's pulp	1 679	1 754	400	455	398	426	449	443	422	440

1) Equals to M-real's ownership (30 per cent from I/07, 39 per cent until IV/06).

production capacities

PAPER MILLS

Location	Country	Machines	Coated magazine paper	Coated fine paper	Uncoated fine paper	Specialty paper	Total
Kirkniemi	Finland	3	740				740
Äänekoski	Finland	1		200			200
Kangas	Finland	2	310				310
Simpele	Finland	1				55	55
Kyröskoski	Finland	1				105	105
Stockstadt	Germany	2		210	210		420
Bergisch Gladbach	Germany	2		370			370
Düren	Germany	4				100	100
Husum	Sweden	3	275		435		710
Alizay	France	1			310		310
Biberist	Switzerland	3		425	80		505
New Thames	Great Britain	1			230		230
Hallein	Austria	2		310			310
Total, 1 000 tonnes		26	1 325	1 515	1 265	260	4 365

BOARD MILLS

Location	Country	Machines	Folding boxboard	Kraftliner	Total
Tampere	Finland	2	205		205
Kyröskoski	Finland	1	150		150
Äänekoski	Finland	1	200		200
Simpele	Finland	1	215		215
Kemi	Finland	1		375	375
Total, 1 000 tonnes		6	770	375	1 145

PULP MILLS

Location	Country	Chemical pulp	BCTMP	Total
Stockstadt	Germany	170		170
Husum	Sweden	700		700
Alizay	France	310		310
Hallein	Austria	160		160
Joutseno	Finland		270	270
Kaskinen	Finland		300	300
Lielahti	Finland		105	105
Total, 1 000 tonnes		1 340	675	2 015

METSÄ-BOTNIA *)

Location	Country	Chemical pulp	Total
Äänekoski	Finland	500	500
Kemi	Finland	540	540
Kaskinen	Finland	450	450
Rauma	Finland	630	630
Joutseno	Finland	630	630
Fray Bentos **)	Uruguay	1 000	1 000
Total, 1 000 tonnes		3 750	3 750

*) M-real's share is 30 per cent of the capacity
**) M-real's share is 23.6 per cent of the capacity

OTHER SHAREHOLDINGS	1 000 tonnes	
Softwood and hardwood pulp	370	Sunila Oy, (interest 17.5%), Finland
Coated magazine paper	210	Myllykoski Paper Oyj, (interest 35%), Finland
Uncoated magazine paper	360	Myllykoski Paper Oyj, (interest 35%), Finland



M-REAL CORPORATION
Head office
P.O. Box 20
02020 Metsä, Finland

Revontulentie 6
02100 Espoo, Finland
Tel. +358 10 4611
Fax +358 10 465 4531

www.m-real.com

BUSINESS AREAS

Consumer Packaging
Hallituskatu 1
33200 Tampere, Finland
Tel. +358 10 4611
Fax +358 10 463 3158

Mills
Kemiart Liners (Finland)
Kyro (Finland)
Simpele (Finland)
Tako Board (Finland)
Äänekoski Board (Finland)

Graphic Papers
Revontulentie 6
02100 Espoo, Finland
Tel. +358 10 4611
Fax +358 10 465 4148

Mills
Biberist (Switzerland)
Gohrsmühle (Germany)
Hallein (Austria)
Husum (Sweden)
Kangas (Finland)
Kirkniemi (Finland)
Reflex (Germany)
Stockstadt (Germany)
Äänekoski Paper (Finland)

Office Papers
Van Boshuizenstraat 12
1083 BA AMSTERDAM
Netherlands
Tel. +31 20 572 7500
Fax +31 20 572 7570

Mills
Alizay (France)
Husum (Sweden)

To locate contact details of M-real local sales contacts, please visit www.m-real.com

□ Mills
AUSTRIA
Hallein (Salzburg)
FINLAND
Joutseno BCTMP
Kangas (Jyväskylä)
Kaskinen BCTMP
Kemiart Liners (Kemi)
Kirkniemi
Kyro (Kyröskoski)
Simpele
Tako Board (Tampere)
Äänekoski Board
Äänekoski Paper
FRANCE
Alizay
GERMANY
Stockstadt
Gohrsmühle
(Bergisch Gladbach)
SWEDEN
Husum
SWITZERLAND
Biberist

■ Sales
ARGENTINA AND URUGUAY (Buenos Aires)
AUSTRALIA (Melbourne, Sydney
AUSTRIA (Biberist)
BELGIUM (Brussels)
BRAZIL (São Paulo)
BULGARIA (Sofia)
CANADA (Aurora)
CHILE (Santiago)
CHINA (Hongkong, Shanghai)
CYPRUS (Paphos)
COLUMBIA (Bogotá)
COSTA RICA (San José)
CZECH REPUBLIC (Prague)
DENMARK (Glostrup)
FINLAND (Espoo)
FRANCE (Paris)
GERMANY (Bergisch Gladbach, Frankfurt, Hamburg, Raubling)
GREECE (Athens)
HUNGARY (Budapest)
ICELAND (Reykjavik)
INDIA (Mumbai)
IRELAND (Dublin)
ISRAEL (Tel Aviv)
ITALY (Milan)
JAPAN (Tokyo)
JORDAN (Amman)
LEBANON (Beirut)
MEXICO (México)
NETHERLANDS (Amsterdam)
NORWAY (Årnes)
PERU (Lima)
POLAND (Warsaw)
PORTUGAL (Lisbon)
RUSSIA (Moscow)
SINGAPORE (Singapore)
SLOVENIA (Ljubljana)
SOUTH AFRICA (Cape Town, Durban)
SPAIN (Barcelona, Madrid)
SWEDEN (Upplands-Väsby)
SWITZERLAND (Biberist)
SYRIA (Damascus)
TURKEY (Istanbul)
UKRAINE (Kiev)
UNITED KINGDOM (London, Maidenhead, Sale)
UNITED STATES (Norwalk, CT)

□ Main ports
BELGIUM
Antwerp
ESTONIA
Paldiski
GERMANY
Lübeck
POLAND
Gdynia
SPAIN
Bilbao
UNITED KINGDOM
Hull
Tilbury
UNITED STATES
Baltimore (Maryland)

□ Technology centre
FINLAND
Kirkniemi

■ Head office
FINLAND
Espoo





m-real's financial communication and investor relations

Financial reporting and closed window periods

M-real does not comment on its financial performance or similar issues from the close of each reporting period up to the publication of the report for said period, except for information on a change in the market situation and the rectification of incorrect information.

Financial information

Financial reports are published in English and Finnish. Annual reports and other publications can be ordered from M-real Corporation by e-mail: communications@m-real.com, Revontulentie 6, 02100 Espoo, Finland, tel. +358 10 465 4555 or fax +358 10 465 4553. On M-real's internet site www.m-real.com material for investors is collected under the heading Investor Relations. Stock exchange releases, interim reports and financial information on these web pages are updated in real time. M-real company presentation on the site is regularly updated. Information on subjects such as M-real's products, customer cases, sales network and environmental issues and organisation can be found on the web pages. Also, feedback can be sent through the company site. M-real's general e-mail address is communications@m-real.com.

Shares

The company has a total of 328,165,612 shares. All shares have a nominal value of EUR 1.70. Information on M-real Corporation's shares is given in this annual report on pages 84–88. M-real's shares series A and B are quoted on the OMX Nordic Exchange Helsinki. The trading codes of the shares are MRLAV and MRLBV, respectively.

Investor relations

M-real is committed to generating shareholcer value. M-real is set to improve its cost efficiency and profitability, and also, to participate in the industry-wide restructuring in Europe. M-real offers up-to-date and easily utilizable information on the company regularly and openly. The company aims to produce reliable and factual information concerning its operations and financial position as well as the near-term outlook. All investors are treated equally. M-real has described the general guidelines and defined the responsibilities with reference to handling material information and contacts with the financial market in its IR policy. The policy can be found in M-real's web pages under Investor Relations /In brief /IR policy.

Closed window	Financial report	Publication date
1 January to 6 February 2008	Financial results for 2007	Wed, 6 February
1 to 23 April 2008	Interim report January–March	Wed, 23 April
1 to 23 July 2008	Interim report January–June	Wed, 23 July
1 to 22 October 2008	Interim report January–September	Wed, 22 October

INFORMATION TO SHAREHOLDERS

M-real will publish its financial reports in 2008 as follows:

Wednesday, 6 February 2008
Financial results for 2007

Wednesday, 23 April 2008
Interim report for January–March 2008

Wednesday, 23 July 2008
Interim report for January–June 2008

Wednesday, 22 October 2008
Interim report for January–September 2008

Annual General Meeting
The Annual General Meeting of M-real Corporation will be held at Finnish National Opera, Almi Hall, Helsinginkatu 58, Helsinki, on Thursday, 13 March 2008, beginning at 3 p.m. EET. Shareholders wishing to take part in the Annual General Meeting and to exercise their right to vote must be registered in the list of shareholders kept by Finnish Central Securities Depository Ltd. by 3 March 2008, and should announce their intention to attend the meeting by 4 p.m. EET on 10 March 2008, either by telephoning Eija Niittynen tel. +358 10 465 4530, or by e-mail eija.niittynen@m-real.com or by sending fax to +358 10 465 4529 or by writing to M-real Corporation, Eija Niittynen, P.O. Box 20, 02020 METSÄ, Finland. It is requested that any proxies should be submitted during the advance registration. The Board of Directors proposes that a dividend of euros 0.06 per share for the 2007 financial year be paid on 27 March 2008 to shareholders who are entered by 18 March 2008 at the latest in the list of shareholders kept by the Finnish Central Securities Depository Ltd.

Share register
Shareholders are requested to inform the book-entry register which holds their book entry account of any changes in name, address or share ownership.

Contact information

EQUITY INVESTORS
Seppo Parvi
Tel.+358 10 465 4321
Fax +358 10 465 5232
seppo.parvi@m-real.com

Juha Laine
Tel.+358 10 465 4335
Fax +358 10 465 5232
juha.laine@m-real.com

DEBT INVESTORS AND BANKER RELATIONSHIPS
Jukka Forsström
Tel.+358 10 465 4255
Fax +358 10 465 4695
jukka.forsstrom@metsafinance.com

General questions and comments on investor relations can be e-mailed to investor.relations@m-real.com

COMMUNICATIONS
Anne-Mari Achrén
Tel.+358 10 465 4541
Fax +358 10 465 4531
anne-mari.achren@m-real.com
communications@m-real.com

www.m-real.com

Graphic design and layout:
Ezpa Oy
Photos:
Kimmo Syväri,
Jari Riihimäki and
Pentti Hokkanen

Printer: Lönnberg Print

Additional copies from:
M-real Corporation
Communications
P.O.Box 20, FI-02020 METSÄ
Tel. +358 10 465 4555, Fax +358 10 465 4531
E-mail: communications@m-real.com

Also available as PDF: www.m-real.com

The Annual Report is available in English and Finnish.

Paper information

Covers
Product: Galerie Art Silk 300 g/m²
Mill: M-real Äänekoski Paper, Finland

EMAS Verified environmental management REG NO FI-000042 — PEFC 02-31-84

Annual Review
Product: Galerie Art Silk 130 g/m²
Mill: M-real Äänekoski Paper, Finland

EMAS Verified environmental management REG NO FI-000042 — PEFC 02-31-84

Financial Statements
Product: Galerie Silk 90 g/m²
Mill: M-real Kangas, Finland

EMAS Verified environmental management REG NO FI-000043 — PEFC 02-31-83

Finishing
Covers outside: Matt lamination

Notice Pursuant to the Finnish Securities Market Act, Chapter 2, Section 10

M-real Corporation Stock Exchange Release 15.1.2008

According to the information received today by M-real Corporation, the shareholding of Norges Bank (Central Bank of Norway, Norwegian organisation number 937 884 117) has on 9 January, 2008 increased to 5.3 percent of the share capital and to 1.7 percent of the voting rights of M-real Corporation. In total, Norges Bank owns 17.431.344 M-real Corporation's B-shares.

The total number of M-real shares is 328.165.612.

M-REAL CORPORATION

Further information:
CFO Seppo Parvi, tel. +358 10 465 4321

m·real

M-real Corporation Stock Exchange Announcement 30.1.2008

INVITATION TO CONFERENCE CALL AND WEBCAST PRESENTATION OF M-REAL'S FINANCIAL RESULTS FOR 2007 ON 6 FEBRUARY 2008

We are pleased to invite you to join M-real's international conference call on **Wednesday, 6 February 2008 at GMT 1:00 pm (EET 3:00 pm).**

Conference call participants are requested to call in a few minutes prior to the start of the teleconference on the following numbers:

UK and Continental Europe: +44 20 7162 0025
US: +1 334 323 6201.

M-real's financial results for 2007 will be presented by **Mikko Helander**, CEO and **Seppo Parvi**, CFO.

The conference call and the webcast can be followed live on M-real's website. The presentation material will be available under IR section at www.m-real.com/investors and at the new web center http://qsb.webcast.fi/mreal/ before the start of the conference call. The webcast will also be archived on the website.

An instant replay facility is available until 13 February 2008:

tel. +44 20 7031 4064
(Access code: 781609).

Preregistration to conference call

Please reply by Monday, 4 February 2008:

E-mail: communications@m-real.com or
Fax: 358 10 465 4553.

I will take part in the conference call on GMT 1:00 pm (EET 3:00 pm).

Name:

Title:

Company:

M-real Corporation
P.O. Box 20, FI-02020 METSÄ, FINLAND
Revontulentie 6, 02100 ESPOO, FINLAND

Telephone +358 (0)10 46 11
Fax +358 (0)10 46 54553
E-mail communications@m-real.com
Internet www.m-real.com

Business ID 0635366-7

Make it real.

M-real sells its New Thames paper mill in the UK

M-real Corporation Stock Exchange Release 1.2.2008

M-real Corporation, part of the Metsäliitto Group, has agreed to sell its New Thames office paper mill located in Kemsley, UK, to DS Smith Plc. The selling price is GBP 60 million.

The mill will continue to produce office paper on M-real's account towards the end of 2008. After that it will cease to produce office paper and DS Smith will later start up the production of raw material for corrugated board in the mill.

Taking the uncovered pension liabilities of M-real's UK mill operations into consideration, it is estimated that the transaction will have a positive impact of about EUR 60 million on cash flow, of which about EUR 40 million will arise when the transaction is completed and about EUR 20 million in the following 12 months. After the sale, M-real has no significant uncovered pension liabilities in the UK. In addition, M-real will be freed from about EUR 35 million pension liabilities and other closure costs previously provided for the period 2008-2015 related to the closure of the Sittingbourne mill.

No significant capital gain or loss is expected to arise from the transaction. The impact of the pension liabilities and the final result and cash-flow effect of the transaction will be clear by the end of the first half of 2008. The transaction has no significant impact on M-real's operating profit excluding non-recurring items. The sale will be booked in the result for the first quarter of 2008.

"We are streamlining our office paper production by concentrating it on the newer mills. The continuation of the present production in the New Thames mill would require major investments. And it is also expected that the decision now made will contribute to positive price development in the office paper sector," says Mikko Helander, CEO, M-real Corporation.

M-real New Thames mill's paper machine has an annual capacity of 230,000 tonnes of office paper. The mill employs some 280 people and has sales of approximately EUR 160 million.

DS Smith Plc is an international Group focused on packaging. The Group's revenue is about GBP 1.8 billion and it employs over 11,000 people in 16 countries.

The transaction is subject to approval by the competition authorities.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Anne-Mari Achrén, Communications, tel. +358 10 465 4541

Notice of annual general meeting

M-real Corporation Stock Exchange Release 6.2.2008

Notice is hereby given that the Annual General Meeting of M-real Corporation will be held on Thursday, 13 March 2008, at 3.00 p.m in Alminsali of the Finnish National Opera at the address Helsinginkatu 58, Helsinki (entrance on the Töölönlahti side).

The agenda of the meeting includes the matters within the competence of the Annual General Meeting under Article 10 of the Articles of Association and Chapter 5, Paragraph 3 of the Companies Act as well as the matters stated in Item 5 of this notice of meeting:

1. Presentation of the financial statements, report of the Board of Directors and auditors' report

2. Adoption of the financial statements

3. Consideration of the result for the financial year and dividend
The Board of Directors has decided to propose to the Annual General Meeting that a dividend of EUR 0.06 per share be paid for the financial year 2007. The dividend will be paid to shareholders who on the record date 18 March 2008, have been entered in the company's Shareholders Register kept by the Finnish Central Securities Depository Ltd. The Board of Directors proposes to the Annual General Meeting that the dividend be paid on 27 March 2008.

4. Granting of release from liability to the members of the Board of Directors, the chief executive and the chief executive's deputy

5. Amending the Articles of Association

The Board of Directors proposes to the Annual General Meeting that the Articles of Association of the company shall be amended as follows:

4 § (Share Capital): Stipulation on the minimum and maximum share capital shall be deleted. In addition, the record date provisions of the book-entry system shall be deleted.
5 § (Par value): The entire section concerning par value of company's share shall be deleted.
10 § (Matters decided by the Shareholders Meeting): Section shall be changed to correspond to the wordings of the new Companies Act.
11 § (Board of Directors): The maximum number of board members shall be changed to ten (10) instead of eight (8).
14 § (Auditor): Section shall be changed so that the company shall have one auditor, which shall be an auditing company approved by the Central Chamber of Commerce. The auditors' term of office shall expire at the end of the Annual General Meeting next following the election.

In addition, the numbering of the Articles of Association shall be amended accordingly and other technical changes made as required by the amendments.

6. Remuneration of members of the Board of Directors
The Board of Directors' Nomination Committee proposes to the Annual General Meeting that the remuneration for the members of the Board of Directors be kept unchanged, i.e. the Chairman shall be paid EUR 6,375/month, Vice Chairman EUR 5,375/month and ordinary members EUR 4,200/month. In addition, a fee of EUR 500 shall be paid for each meeting of the Board of Directors and its committees.

7. The number of members of the Board of Directors
The Board of Directors' Nomination Committee proposes to the Annual General Meeting that the number of members of the Board of Directors shall be kept unchanged at eight (8) members.

8. Election of the members of the Board of Directors
The Board of Directors' Nomination Committee proposes to the Annual General Meeting that Board members Mr. Heikki Asunmaa, Mr. Kari Jordan, Mr. Erkki Karmila, Mr. Runar Lillandt, Mr. Juha Niemelä and Mr. Antti Tanskanen be re-elected as members and Mr. Martti Asunta and Mr. Kai Korhonen elected as new members of the Board of Directors for the next term of office that will continue until the end of the next Annual General Meeting.

9. Auditor's fee
The Board of Directors proposes in accordance with the Audit Committee's recommendation that a fee in accordance with the auditor's invoice shall be paid to the auditor who is elected by the Annual General Meeting.

10. Election of the auditor
According to the proposed new Articles of Association of M-real Corporation, the company shall have one auditor, which shall be an auditing company approved by the Central Chamber of Commerce. The auditors' term of office shall expire at the end of the Annual General Meeting next following the election.

The Board of Director proposes in accordance with the Audit Committee's recommendation that PricewaterhouseCoopers Oy, with Göran Lindell, Authorized Public Accountant, acting as principal auditor be elected as auditor.

Public posting of documents
The financial statement documents and the Board of Directors' proposals are available for public inspection at the company's head office at the address Revontulentie 6, 02100 Espoo, for one week before the Annual General Meeting. Copies of these documents will be sent to shareholders upon request.

Right to participate in and vote at the Annual General Meeting
Those shareholders are entitled to participate in the Annual General Meeting who
1) have been entered in the Shareholders Register kept by Finnish Central Securities Depository Ltd by Monday, 3 March 2008, and
2) who have registered for the Annual General Meeting no later than 4.00 p.m. on Monday, 10 March 2008.

Registration to the Shareholders Register
A shareholder in whose name the shares are recorded is automatically entered in the company's Shareholders Register. A nominee-registered shareholder can be temporarily

entered in the company's Shareholders Register in order to participate in the Annual General Meeting, provided this is done by 3 March 2008.

Registration for the Annual General Meeting
Shareholders can register for the Annual General Meeting either by telephone on +358 1046 54530, telefax on +358 1046 54529 or by email at the address eija.niittynen@m-real.com, or in writing at the address M-real Oyj, Eija Niittynen, P.O. Box 20, FI-02020 Metsä, Finland.

Advance delivery of proxies
A proxy entitling an authorized person to vote on behalf of a shareholder at the Annual General Meeting must be delivered to the above-mentioned address before the close of the registration period at 4.00 p.m. on Monday, 10 March 2008.

Espoo, 6 February 2008

M-real Corporation
Board of Directors

M-real's operating profit excluding non-recurring items for 2007 EUR 49 million

According to IFRS standards Map Merchant Group has been treated as discontinued operations. In the income statement Map has been shown on the line Result from discontinued operations. Comparable figures from continuing operations have been announced in the release of 17 December 2007.

Result for 2007

- Sales were EUR 4,440 million (2006: 4,604). Sales declined by 3.6 per cent compared to the previous year due to capacity closures and sales of the carton plants.
- Operating profit excluding non-recurring items was EUR 49 million (18). Operating profit including non-recurring items was EUR -120 million (-229).
- Result before taxes from continuing operations, excluding non-recurring items, was EUR -104 million (-104). Result before taxes from continuing operations, including non-recurring items, was EUR -273 million (-351).

Result for the fourth quarter of 2007

- Sales were EUR 1,085 million (Q3/07: 1,102). Sales declined 2 per cent compared to the previous quarter.
- Operating profit excluding non-recurring items was EUR -6 million (36). Operating profit including non-recurring items was EUR -245 million (43).
- Result before taxes from continuing operations, excluding non-recurring items, EUR -49 million (-3). Result before taxes from continuing operations, including non-recurring items, was EUR -288 million (4).

Events during the fourth quarter

- The wood supply situation remained difficult due to a second consecutive exceptionally mild winter. Nevertheless, so far it has been possible to ensure the supply of wood to mills without significant disruptions. If the situation does not improve, production stoppages cannot be avoided and risk for increases in the price of pulpwood will grow.
- The new programme to improve profits and reduce complexity was announced in November. M-real aims to achieve an improvement of EUR 100 million in total annual profits by the end of 2009.

Events after the period

- M-real agreed in the beginning of February to sell its New Thames office paper mill located in Kemsley, UK, to DS Smith Plc. The debt free sales price was about EUR 80 million.
- Including the sale of the New Thames mill M-real targets over the next 12 months period asset sales of a minimum EUR 200 million.

"In the future, M-real is a smaller-sized company but it will be more profitable with even a stronger packaging business and a more focused paper business than today. By simplifying business concepts and ways of working we will reduce costs and release employed capital."

Mikko Helander, CEO, M-real Corporation

Key figures	2007	2006	Q4/07	Q3/07	Q2/07	Q1/07	2005
Sales, MEUR	4,440	4,604	1,085	1,102	1,096	1,157	4,239
EBITDA, MEUR	444	272	70	116	66	193	413
excl. non-recurring items, MEUR	366	378	78	111	77	101	358
Operating profit, MEUR	-120	-229	-245	43	-15	97	18
excl. non-recurring items, MEUR	49	18	-6	36	-2	21	-18
Result before taxes							
from continuing operations, MEUR	-273	-351	-288	4	-44	55	-114
from excl. non-recurring items, MEUR	-104	-104	-49	-3	-31	-21	-146
Result for the period							
from continuing operations, MEUR	-250	-340	-249	-5	-48	52	-81
from discontinued operations, MEUR	55	-59	57	-3	-1	2	1
Result for the period	-195	-399	-192	-8	-49	54	-80
Result per share							
.. from continuing operations, EUR	-0.76	-1.03	-0.75	-0.02	-0.15	0.16	-0.25
.. from discontinued operations, EUR	0.17	-0.18	0.17	0.00	0.00	0.00	0.00
Result per share, total	-0.59	-1.21	-0.58	-0.02	-0.15	0.16	-0.25
Return on equity, %	-14.0	-16.8	-53.0	-2.3	-11.2	9.9	-4.2
excl. non-recurring items, %	-5.9	-5.3	-0.4	-0.9	-2.4	-7.3	-5.7
Return on capital employed, %	-2.6	-4.7	-24.4	4.4	-1.1	9.7	0.9
excl. non-recurring items, %	1.4	0.9	-0.3	3.7	0.2	2.5	0.2
Equity ratio at end of period, %	32.1	30.9	32.1	32.7	32.8	32.9	36.6
Gearing ratio at end of period, %	112	126	112	117	117	114	95
Interest-bearing net liabilities	1,867	2,403	1,867	2,187	2,192	2,189	2,205
Gross investments, MEUR	259	428	81	66	62	50	452
Paper deliveries, 1,000 tonnes	3,949	4,192	980	975	965	1,029	4,046
Paperboard deliveries, 1,000 tonnes	1,203	1,161	291	297	313	285	1,006
Personnel at end of period	9,508	14,125	9,508	12,449	13,302	14,509	15,154
Dividend proposed by the Board of Directors EUR/share	0.06	0.06					0.12

EBITDA = Earnings before interest, taxes, depreciation and amortization

Result for 2007 compared to 2006

M-real's sales in 2007 totalled EUR 4,440 million (2006: 4,604). Comparable sales decreased by 0.5 per cent. The operating result excluding non-recurring items was EUR 49 million (18). The operating result including non-recurring items was EUR -120 million (-229). The result before taxes from continuing operations excluding non-recurring items amounted to EUR -104 million (-104). The result before taxes from continuing operations including non-recurring items was EUR -273 million (-351).

The operating result was EUR -120 million (-229). The net non-recurring items in the 2007 operating result totalled EUR -169 million (-247) and the most significant items are:

- Net impairment loss of EUR 182 million during the fourth quarter. The sum consists of an impairment loss of EUR 185 million from the goodwill of the Office Papers business area, and a EUR 3 million reversal of an impairment loss from the fixed assets of the Kyro paper mill in the Consumer Packaging business area in the fourth quarter

- Capital gain of EUR 135 million on the sale of Metsä-Botnia's shares in the first quarter
- Cost provision and write-downs of fixed assets of EUR 49 million in the Graphic Papers business area connected to the profit improvement programme announced on 13 November 2007 in the fourth quarter
- EUR 30 million cost provision in the Office Papers business area for the completion of the closure of the Wifsta mill in the first quarter
- Impairment loss of EUR 16 million due to the valuation of assets held for sale at the expected selling price in compliance with IFRS 5 in the first quarter
- EUR 14 million cost provision in the Graphic Papers business area for the completion of the closure of the Sittingbourne mill during the first quarter and the reduction of this cost reserve by EUR 7 million in the third quarter
- EUR 13 million reduction in cost provision for the closure of the Wifsta mill in Office Paper's business area in the fourth quarter
- Cost provision and write-downs of fixed assets of EUR 12 million in the Consumer Packaging business area connected to the profit improvement programme announced on 13 November 2007 in the fourth quarter
- Cost provisions and write-down of fixed assets of EUR 11 million connected to the profit improvement programme for domestic operations in the second quarter
- Cost provision of EUR 8 million in the Office Papers business area connected to the profit improvement programme announced on 13 November 2007 in the fourth quarter

In addition to the items recognised in the operating profit, in the fourth quarter an estimated capital gain of EUR 77 million was recognised in the result from discontinued operations related to the sale of Map Merchant Group. The exact sales price will be defined later. Depending on the final adjustment calculation the sales price may be lowered, at maximum, by EUR 30 million. Lowering of the sales price, if realised, would have a negative effect on the result for the discontinued operations in 2008. Finalising the transaction will, however, have a positive effect on M-real's cash flow in 2008.

In 2006, the net non-recurring items stood at EUR -247 million. Non-recurring income was EUR 3 million and non-recurring costs were EUR 250 million. The most significant non-recurring costs were:

- Impairment loss of EUR 113 million in the fourth quarter
- Write-down of fixed assets and cost provision of EUR 60 million for the closing of the Sittingbourne mill in the fourth quarter.
- Write-down of EUR 15 million on the Wifsta mill's fixed assets in the fourth quarter
- Loss of EUR 37 million from the disposal of the Pont Sainte Maxence mill, of which EUR 35 million was booked in the second quarter and EUR 2 million in the third quarter
- EUR 24 million for reduction in personnel at the Stockstadt, Hallein and Alizay mills, of which EUR 19 million was booked in the second quarter and EUR 5 million in the fourth quarter

Compared with the previous year, the operating result excluding non-recurring items was improved by cost saving measures and the 9 per cent increase in the price of uncoated fine paper. In addition, the Consumer Packaging business area clearly improved its profitability mainly due to higher delivery volumes.

Operating profit was reduced by the weaker U.S. dollar, which was 9 per cent lower on average, the sharply increased price of pulpwood and the lower average selling price of coated magazine paper.

The volume of paper deliveries in 2007 totalled 3,949,000 tonnes (2006: 4,192,000). Production was curtailed by 201,000 tonnes in line with demand (238,000). Paperboard deliveries amounted to 1,201,000 tonnes (1,161,000) and production curtailments to 66,000 tonnes (60,000).

Financing income and expenses totalled EUR -150 million (-122). Foreign exchange gains and losses from accounts receivable, accounts payable, financial income and expenses and the valuation of currency hedging were EUR -3 million (-1). Net interest and other financing expenses stood at EUR -147 million (-121). Other financing expenses include EUR 6 million (6) in gains from the unwinding of interest rate hedging and gains from the valuation of interest rate hedging.

The result from continuing operations before taxes was EUR -273 million (-351). The result from continuing operations before taxes, excluding non-recurring items, totalled EUR -104 million (-104). The positive effect of income taxes, including the change in deferred tax liabilities, was EUR 23 million (11).

Earnings per share were EUR -0.59 (-1.21). Excluding non-recurring items, earnings per share from continuing operations were EUR -0.32 (-0.29). Return on equity was -14.0 per cent (-16.8), and -5.9 per cent (-5.3) excluding non-recurring items. The return on capital employed was -2.6 per cent (-4.7), and 1.4 per cent (0.9) excluding non-recurring items.

Result for October–December compared with the previous quarter

Sales in the fourth quarter were EUR 1,085 million (Q3/07: 1,102). Sales decreased by 1 per cent compared with the previous quarter. The operating profit was EUR -245 million (43). Operating profit excluding non-recurring items was EUR -6 million (36). Result from continuing operations before taxes was EUR -49 million (-3). Result before taxes including non-recurring items was EUR -288 million (4).

Net non-recurring items recognised in operating profit during October–December stood at EUR -239 million and the most significant items were:

- A net impairment loss of EUR 182 million comprising an impairment loss of EUR 185 million from the goodwill of the Office Papers business area, and a EUR 3 million reversal of an impairment loss on the fixed assets of the Kyro paper mill in the Consumer Packaging business area
- A capital gain of EUR 13 million from the sale of assets taken out of use in the Office Papers business area
- Cost reserves and write-downs of fixed assets of EUR 49 million in the Graphic Papers business area connected to the profit improvement programme announced on 13 November 2007
- Cost reserves and write-downs of fixed assets of EUR 12 million in the Consumer Packaging business area connected to the profit improvement programme announced on 13 November 2007
- Cost reserves of EUR 8 million in the Office Papers business area connected to the profit improvement programme announced on 13 November 2007.

In addition to the items recognised in the operating profit, in the fourth quarter an estimated capital gain of EUR 77 million was recognised as a non-recurring item from discontinued operations from the sale of Map Merchant.

A EUR 7 million reduction in the cost reserve made for the closing costs of the Sittingbourne mill was included as a positive non-recurring item in operating profit for the previous quarter.

The operating result excluding non-recurring items was weaker compared to the previous quarter due to Christmas stoppages, a further increase in the price of wood, temporary disturbances of pulp production, and the weaker U.S. dollar and the British pound.

The volume of paper deliveries in October-December totalled 980,000 tonnes (975,000). Production was curtailed by 50,000 tonnes in line with demand (60,000). Paperboard deliveries amounted to 289,000 tonnes (297,000) and production curtailments to 18,000 tonnes (0).

Financing income and expenses in the review period totalled EUR -40 million (-41). Increase in the net interest and other financing expenses resulted from a raised market interest rate and the downgrading of credit rating and, in addition, the positive exchange rate differences compared to the review period. Foreign exchange gains and losses from accounts receivable, accounts payable, financial income and expenses and the valuation of currency hedging were EUR 2 million (-2). Net interest and other financing expenses stood at EUR -42 million (-39). Other financing expenses include gains from the unwinding of interest rate hedging and loss from the valuation of interest rate EUR -3 million (6).

The result from continuing operations before taxes was EUR -288 million (4). The result from continuing operations before taxes, excluding non-recurring items, totalled EUR -49 million (-3). Income taxes, including the change in deferred tax liabilities, were EUR 39 million (-9).

Earnings per share were EUR -0.58 (-0.02). Excluding non-recurring items, earnings per share from continuing operations were EUR -0.07 (-0.04). Return on equity was -53.0 per cent (-2.3), and -0.4 per cent (-0.9) excluding non-recurring items. The return on capital employed was -24.4 per cent (4.4), and -0.3 per cent (3.7) excluding non-recurring items.

Personnel

On 31 December, 2007 the company had 9,508 employees (31 December 2006: 14,125), of which 3,390 (4,220) worked in Finland. Divestments accounted for a reduction of 3,364 employees, of which Map Merchant accounted for 2,400 employees. In 2007, the personnel figures include 30 per cent of Metsä-Botnia's personnel and 2006, 39 per cent.

Investment

Gross capital expenditure in 2007 totalled EUR 259 million (2006: 428). This includes a EUR 122 million share of Metsä-Botnia's capital expenditure (222), based on M-real's ownership, which in 2007 amounted to 30 per cent and in 2006 to 39 per cent.

Metsä-Botnia's pulp mill in Uruguay has started up successfully in November 2007. The mill is one of the world's most cost-efficient chemical pulp mills.

Structural change

As part of the restructuring programme that was concluded in November, M-real sold assets worth about EUR 700 million, and the EUR 500 million target set in the programme was clearly exceeded.

In January 2007, M-real sold nine per cent of Metsä-Botnia's shares to Metsäliitto Cooperative for EUR 240 million, posting a gain of EUR 135 million. The Sittingbourne fine paper mill in Britain was closed at the end of January and fine paper machines 6 and 7 in Gohrsmühle were shut down at the end of February. The Wifsta fine paper mill in Sweden was closed down in July. A total of about one-third of the production of the closed down machines has been transferred to M real's other machines. EUR 76 million relating to these closures was recognised as an expense in the 2006 financial statements, and a net cost provision of EUR 20 million was booked in 2007 to complete the closures. The impact of the closures on cash flow is about EUR -55 million, of which EUR -40 million is realised in 2008–2015. The cash flow effect of the sale of the New Thames mill announced on 1 February, 2008 has not been taken into account, and that will decrease the future cash costs resulting from the closure of the Sittingbourne mill by about EUR 35 million.

The statutory negotiations related to the restructuring programme for operations in Finland were completed during the summer. The programme's overall impact on staff is approximately 500 person work years. The talks also agreed on changes in vacancies and on other enhancement measures, which will decrease the need for temporary employees and holiday replacements by some 100 person work years.

The actions decided on and already implemented will achieve annual cost improvements of about EUR 40 million in the Finnish operations with full effect from the beginning of 2009. Non-recurring costs of about EUR 11 million resulting from the programme were recognised during the second quarter. The sum includes a write-down of about EUR 2 million on the fixed assets. Tako board mill's board machine line 2, with an annual capacity of 70,000 tonnes, was closed in July. Most of the production has been transferred to other machines in the Consumer Packaging business area.

At the turn of May and June, respectively, M-real sold Tako Carton Plant Ltd to the Finnish Pyroll Oy and M-real Petöfi Nyomda Kft to the German STI Group, and in December M-real sold M-real Meulemans S.A.'s carton plant to the French Autajon Group. The transactions have a slight negative impact on operating profit excluding non-recurring items during the current year. As a result of these divestments, annual net sales decreased by about EUR 80 million, and the number of personnel fell by about 820.

In July, M-real agreed on the sale of paper merchant Map Merchant Holdings BV and its subsidiaries to the French Antalis International SAS. Approval from the competition authorities was obtained in October, and the transaction was carried out and entered into force on 31 October 2007. The total value of the transaction including debt and pension liabilities is EUR 382 million.

In July, M-real exercised its contractual purchase option and bought the Kyröskoski gas combi power plant and the land on which the Kyröskoski mills are located for about EUR 13 million.

In October, M-real announced agreement on the sale of its Zanders Reflex mill manufacturing fine paper located in Düren, Germany, to the French Arjowiggins Group.

M-real will book a loss of approximately EUR 20 million from the transaction. The transaction will not have any material impact on M-real's operating profit excluding non-recurring items. The transaction is expected to be completed during the first half of 2008. The transaction is subject to approval by the competition authorities.

On 13 November 2007, M-real announced the launch of a new profit improvement and business concept simplification programme. The new programme includes planned closures of the BCTMP mill at Lielahti and paper machine 2 at Kangas manufacturing coated magazine paper, the combination of the Publishing and Consumer Printing business areas into the new Graphic Papers business area, and the streamlining of the coated magazine paper operations and the sales and marketing organisation. As part of the programme, M-real announced it is also prepared to take other measures, such as capacity cuts, if they are required by changes in the business environment. The aggregate annual profit improvement target of the programme is EUR 100 million by the end of 2009.

Financing

At the end of 2007, the equity ratio stood at 32.1 per cent (30.9 on 31 December 2006), and gearing at 112 per cent (126). In some of M-real's financing arrangements, a limit of 120 per cent has been set for gearing and a limit of 30 per cent for the equity ratio. At the end of the year, gearing calculated in the manner defined in the financing agreements was approximately 95 per cent (111) and the equity ratio about 37 per cent (36).

Interest-bearing net debt stood at EUR 1,867 million at the end of the year (2,403). Foreign-currency-denominated loans accounted for 11 per cent of long-term loans. Of these, 88 per cent were variable rate loans, and the rest were fixed-rate loans. At the end of 2007, the average interest rate on loans was 7.4 per cent and the average maturity of long-term loans was 3.4 years. At the end of the year, the interest rate maturity of the loans was 5.8 months. During the year, the interest rate maturity has varied between five and eight months.

Cash flows from operating activities amounted to EUR 325 million (367). Working capital decreased by EUR 42 million (EUR 57 million).

At the end of the year under review, an average of five months of net foreign exchange exposure was hedged. The level of hedging has varied between five and seven months during the period. Approximately 99 per cent of non-euro-denominated equity was hedged at the end of the period under review.

Liquidity is at a good level. At the end of the period under review, liquidity was EUR 1,233 million, of which EUR 853 million consisted of binding long-term credit commitments and EUR 380 million of liquid assets and investments. To meet its short-term financing needs, the company also had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 575 million.

In March, Moody's Investors Service downgraded M-real's credit rating from B2 to B3. Moody's revised M-real's rating outlook to stable from negative. Standard & Poor's downgraded M-real's credit rating from B+ to B, and maintained the negative rating outlook.

In October, Standard & Poor's downgraded M-real's credit rating from B to B-. Standard and Poor's revised M-real's rating outlook to stable from negative.

Shares

In 2007, the highest price of M-real's B share on the OMX Nordic Stock Exchange Helsinki was EUR 5.94, the lowest price was EUR 2.96, and the average price was EUR 4.56. At the end of the year, the price of the B share was EUR 3.25. The average price in 2006 was EUR 4.41. The closing price for 2006 was EUR 4.79.

During the year under review, the trading volume of the B share was EUR 2,349 million, or 175 per cent of the share capital. The market value of the A and B shares totalled EUR 1,070 million at the end of the year. At the end of 2007, Metsäliitto Cooperative owned 38.6 per cent of the shares, and the voting rights conferred by these shares was 60.5 per cent. Foreign shareholders owned about 41 per cent of the shares.

On 13 March 2007, the Annual General Meeting authorised the Board of Directors, for an undefined term, to decide on one or more equity issues and/or one or more issues of convertible bonds, pursuant to chapter 10 of the Limited Liability Companies Act, in such a way that in the equity issue or issue of convertible bonds, a maximum of 58,365,212 new M-real Corporation B shares with a nominal value of EUR 1.70 can be subscribed for and the company's share capital can be increased by a maximum of EUR 99,220,860.40. The authorisation includes the right to deviate from the shareholders' pre-emptive right to subscribe for new shares and/or convertible bonds and to decide on subscription prices and other terms and conditions. It is possible to deviate from the shareholders' pre-emptive subscription rights providing that there is a significant financial reason for the company to do so, such as strengthening the company's balance sheet, enabling business restructuring or developing the company's operations in another way.

Consideration of the result for the financial year and dividend

The distributable funds of the parent company as at 31 December 2007 were EUR 251.100.872,07 of which the result for the financial year is EUR -49.279.052,47.

The Board of Directors has in its meeting on 6 February 2008 decided to propose to the Annual General Meeting, to be held on 13 March 2008, that a dividend of EUR 0.06 per share, EUR 19,7 million total be paid for the financial year 2007. The dividend will be paid to shareholders who on the record date, 18 March 2008, have been entered in the company's Shareholders Register kept by the Finnish Central Securities Depository Ltd. The Board of Directors proposes to the Annual General Meeting that the dividend be paid on 27 March 2008. For 2006, paid divided per share was EUR 0.06, in total EUR 19,7 million.

Board of Directors and Auditors

The Annual General Meeting in 2007 elected the following persons to M-real's Board of Directors: Mr Heikki Asunmaa,Counsellor of Forest Economy; Mr Kim Gran, President of Nokian Tyres plc; Mr Kari Jordan, President and CEO of Metsäliitto Group; Mr Erkki Karmila, LL.M.; Mr Runar Lillandt, Counsellor of Agriculture; Mr Juha Niemelä, Honorary Counsellor; Mr Antti Tanskanen, Minister; and Mr Arimo Uusitalo, Counsellor of Agriculture. The term of office of Board members continues until the end of the next Annual General Meeting. At its organising meeting, the Board of Directors elected Mr Kari Jordan as Chairman and Mr Arimo Uusitalo as Vice Chairman.

Mr Göran Lindell, APA, and PricewaterhouseCoopers Oy, a firm of authorised public accountants, were elected as M-real's auditors, with Mr Johan Kronberg, APA, as principal auditor and Mr Jouko Malinen, APA, and Mr Markku Marjomaa, APA, as deputy auditors. The term of office of auditors and deputy auditors continues until the end of the next Annual General Meeting.

Events after the review period

On 6 February 2008 M-real announced an additional divestment target of about EUR 200, which will be pursued during next 12 months. The target includes the sale of the New Thames mill announced in the beginning of February 2008.

In February, 2008 M-real made an agreement to sell its New Thames office paper mill located in Kemsley, UK, to DS Smith Plc. The debt free sales price was GBP 60 million (about EUR 80 million). Taking the uncovered pension liabilities of M-real's UK mill operations into consideration, it is estimated that the transaction will have a positive impact of about EUR 60 million on cash flow, of which about EUR 40 million will arise when the transaction is completed and about EUR 20 million in the following 12 months. In addition, M-real will be freed from about EUR 35 million pension liabilities and other closure costs previously provided for the period 2008-2015 related to the closure of the Sittingbourne mill. No significant capital gain or loss is expected to arise from the transaction. The impact of the pension liabilities and the final result and cash-flow effect of the transaction will be clear by the end of the first half of 2008. The transaction has no significant impact on M-real's operating profit excluding non-recurring items. The sale will be booked in the result for the first quarter of 2008. The transaction is subject to approval by the competition authorities.

Wood supply

Russian export duties and the EU's new targets for the use of bioenergy will have a crucial impact on the development of the wood market. During the last quarter, wood supply remained tight due to the second consecutive unusually mild winter. Nevertheless, so far it has been possible to ensure the supply of wood to mills without significant disruptions. If the situation does not improve, production stoppages cannot be avoided and risk for increases in the price of pulpwood will grow.

Near-term outlook

During the first quarter of 2008, seasonal demand for M-real's main products is expected to improve somewhat. At the beginning of the year, average operating rates are very high. Measures are under way to increase prices of coated magazine paper and folding boxboard. Increases in fine paper prices are also being sought actively.

The market balance will improve due to the capacity closures already carried out and additional closures to be implemented in 2008. There is a great need to boost the product prices of all paper grades.

M-real's target is to cover most of the cost increases by own profit improvement actions. Costs will remain high or even continue to increase. The largest increases are expected in the costs of wood and energy. In addition to the profit improvement measures already announced, new measures will be started to cover the increasing number of rising cost items.

M-real's share of the production of Metsä-Botnia"s pulp mill in Uruguay will be used in M-real's own fine paper mills in Central Europe. The first paper production runs using pulp imported from Uruguay were carried out in January. The use of pulp from Uruguay instead of externally purchased pulp will improve M-real's profitability significantly.

The implementation of the profit improvement and business concept simplification programme announced in November 2007, the fourth stage in M-real's strategy review, is progressing according to plan. The strategy review continues.

The operating result excluding non-recurring items in the first quarter of 2008 is expected to be better than in the last quarter of 2007 but to fall short of the operating result in the first quarter of 2007 due to further increased wood costs.

Near-term business risks

If the uncertainty in the US economy continues for a longer period, it could spread worldwide and affect the operational preconditions of paper and paperboard industry.

Because the forward-looking estimates and statements of this financial statements release are based on current plans and estimates, they contain risks and other uncertain factors which may lead the results to differ from the statements concerning them. In the short term, M-real's result will be influenced in particular by the price of, and demand for, finished products, the availability and price of wood, other raw material costs, the price of energy, and the exchange rate of the U.S. dollar. More information about longer-term risk factors can be found on page 25 of M-real's 2006 Annual Report.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Anne-Mari Achrén, Communications, tel. +358 10 465 4541

Consumer Packaging

	2007	2006	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4
Sales, MEUR	934	971	225	231	243	235	241
EBITDA, MEUR	136	131	24	45	28	39	25
excl. non-recurring items	142	131	25	45	33	39	25
Operating profit, MEUR	56	43	0	27	8	21	0
excl. non-recurring items	71	47	8	27	15	21	4
Return on capital employed, %	7.5	5.1	0.1	15.3	4.1	10.9	0.3
excl. non-recurring items, %	9.5	5.6	4.3	15.3	7.9	10.9	2.1
Deliveries, 1,000 t	1,203	1,161	291	297	313	302	288
Board production, 1,000 t	1,210	1,121	294	303	302	311	279

EBITDA = Earnings before interest, taxes, depreciation and amortization

The year 2007 compared with the previous year

In 2007, the operating profit excluding non-recurring items of the Consumer Packaging business area was EUR 71 million (2006: 47). Compared with the previous year, profitability was improved mainly by higher delivery volumes and cost saving measures and weakened by higher wood costs and the weaker U.S. dollar. The previous year's result was weakened by the investment stoppage at the Simpele mill.

In addition, net non-recurring items of EUR -15 million were recognised in operating profit in 2007, of which EUR 5 million were cost provisions and EUR 13 million write-downs of fixed assets connected to profit improvement programmes, as well as a EUR 3 million reversal of an impairment loss.

Deliveries by Western European folding boxboard producers increased by 5 per cent year-on-year. M-real's deliveries increased by 6 per cent compared to the previous year. The euro-denominated selling price of folding boxboard was slightly lower than in the previous year due to the weaker U.S. dollar.

The delivery volume of linerboard was 6 per cent higher than in the previous year. The average euro-denominated price remained at the same level as in the previous year. Both the delivery volume and selling price of wallpaper base paper increased clearly from the previous year.

Starting from the beginning of 2007, the sold carton plants in Finland, Hungary and Belgium have been reported under Other Operations. Business area's comparable delivery volume increased by 6 per cent compared to 2006.

The fourth quarter compared with the previous quarter

Consumer Packaging's operating profit excluding non-recurring items decreased from the previous quarter and stood at EUR 8 million (Q3/07: 27). The result was weakened by Christmas stoppages, lower delivery volumes and wood costs that continued to rise.

In addition, net non-recurring items of EUR -8 million were recognised in the operating profit for the fourth quarter, consisting of EUR 11 million in write-downs of fixed assets connected to the profit improvement programme announced on 13 November 2007 and a positive item of a EUR 3 million reversal of an impairment loss.

Deliveries by Western European folding boxboard producers decreased by 2 per cent compared with the previous quarter. M-real's folding boxboard deliveries decreased by 7 per cent.

The delivery volume of linerboard was 3 per cent higher than in the previous quarter. The euro-denominated selling price decreased slightly due to the weaker U.S. dollar.

Graphic Papers

	2007	2006	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4
Sales, MEUR	2,268	2,390	569	574	548	577	588
EBITDA, MEUR	120	93	10	52	31	27	-10
excl. non-recurring items	142	187	20	48	33	41	41
Operating profit, MEUR	-81	-212	-71	16	-12	-14	-176
excl. non-recurring items	-23	4	-22	8	-9	0	-3
Return on capital employed, %	-3.9	-9.5	-14.1	3.2	-2.1	-2.5	-31.6
excl. non-recurring items, %	-0.9	0.3	-4.1	1.7	-1.6	0.2	-0.3
Deliveries, 1,000 t	3,002	3,153	761	760	724	757	778
Production, 1,000 t	2,962	3,090	736	752	735	739	747

EBITDA = Earnings before interest, taxes, depreciation and amortization

The year 2007 compared with the previous year

In 2007, the operating profit excluding non-recurring items of the Graphic Papers business area was EUR -23 million (2006: 4). The decrease in the price of magazine paper had a negative effect on profitability. In addition, the weaker U.S. dollar and higher wood costs had a negative effect on the profitability of the magazine paper and fine paper businesses. Profitability was boosted by measures carried out to improve efficiency as well as disposals of loss-making operations.

In addition, net non-recurring items of EUR -58 million were recognised in operating profit for 2007, comprising EUR 22 million in net cost provisions connected to the closure of the Sittingbourne mill and profit improvement programmes, and EUR 36 million in write-downs of fixed assets.

Total deliveries by European producers of coated fine paper increased by 1 per cent in 2007 and total deliveries by European producers of coated magazine paper by 2 per cent compared with the previous year.

The fourth quarter compared with the previous quarter

Graphic Paper's operating profit excluding non-recurring items was EUR -22 million in the fourth quarter (Q3/07: 8). Operating profit was weakened by slightly lower selling prices of coated fine paper and coated magazine paper, the weaker U.S. dollar, wood costs that continued to rise, and Christmas stoppages.

In addition, net non-recurring items of EUR -49 million were recognised in operating profit for the fourth quarter, comprising EUR 10 million in cost provision connected to profit improvement programmes and EUR 39 million in write-downs of fixed assets.

Total deliveries by European producers of coated fine paper increased by 3 per cent from the previous quarter, and total deliveries by European producers of coated magazine paper increased by 6 per cent. Total deliveries of M-real's Graphic Papers business area were on par with the previous quarter.

Office Papers

	2007	2006	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4
Sales, MEUR	723	727	171	167	183	202	189
EBITDA, MEUR	53	59	25	21	15	-8	26
excl. non-recurring items	78	69	20	21	15	22	26
Operating profit, MEUR	-187	-18	-173	7	1	-22	-4
excl. non-recurring items	23	7	7	7	1	8	11
Return on capital employed, %	-29,6	-2,3	-114,8	4,9	0,6	-12,0	-1,9
excl. non-recurring items, %	4,2	1,1	5,3	4,9	0,6	5,0	6,0
Deliveries, 1,000 t	947	1,039	219	215	241	272	264
Production, 1,000 t	973	1,028	213	223	257	280	253

EBITDA = Earnings before interest, taxes, depreciation and amortization

The year 2007 compared with the previous year

In 2007, the operating profit excluding non-recurring items of the Office Papers business area was EUR 23 million (2006: 7). Profitability was boosted in particular by the increase in the average selling price of about 9 per cent. Increased raw material costs, especially wood costs, had a negative effect on the results. A significant part of the increase in M-real's wood costs affects the Office Papers business area.

In addition, net non-recurring items of EUR -210 million were recognised in operating profit for 2007, which comprised EUR 185 million in impairment losses, a EUR 30 million cost provision for the completion of the closure of the Wifsta mill, EUR 8 million in cost provisions connected to profit improvement programmes and reduction of EUR 13 million in the provision for the closure of the Wifsta mill.

Demand for uncoated fine paper was weak during the second half of the year. Total deliveries by European fine paper producers in 2007 decreased by 3 per cent year-on-year. The delivery volume of the Office Papers business area decreased by 9 per cent. The figure includes the effect of the closure of the Wifsta mill.

The fourth quarter compared with the previous quarter

The business area's operating profit excluding non-recurring items was EUR 7 million in the fourth quarter (Q3/07: 7). Operating profit was boosted somewhat by higher delivery volumes and weakened by wood costs which continued to rise. The average selling price was on a par with the previous quarter.

In addition, net non-recurring items of EUR -180 million were recognised in operating profit for the fourth quarter, which comprised EUR 185 million in impairment losses, EUR 8 million in cost provisions connected to profit improvement programmes, and a positive item of a EUR 13 million capital gain from the sale of assets taken out of use.

Total deliveries by European producers of uncoated fine paper were up 2 per cent. The delivery volume of the Office Papers business area increased by 2 per cent.

The financial statements are unaudited.

Condensed consolidated income statement MEUR	**2007**	**2006**	**Change**	**Q4/07**
Continuing operations				
Sales	**4,440**	**4,604**	**-164**	**1,085**
Other operating income	239	112	127	27
Operating expenses	-4,235	-4,444	209	-1,042
Depreciation and impairment losses	-564	-501	-63	-315
Operating profit	**-120**	**-229**	**109**	**-245**
% of sales	-2,7	-5,0		-22,6
Share of results in associated companies	-3	0	-3	-3
Exchange gains and losses	-3	-1	-2	2
Other net financial items	-147	-121	-26	-42
Result before taxes from continuing operations	**-273**	**-351**	**78**	**-288**
% of sales	-6.1	-7.6		-26.5
Income taxes	23	11	12	39
Result for the period from continuing operations	**-250**	**-340**	**90**	**-249**
% of sales	-5.6	-7.4		-22.9
Result from discontinued operations	**55**	**-59**	**114**	**57**
Result for the period	-195	-399	204	-192

Attributable to				
Shareholders of parent company	-194	-396		-192
Minority interest	-1	-3		0
Earnings per share for result attributable to shareholders of parent company (EUR/share)				
from continuing operations	-0.76	-1.03		-0.75
from discontinued operations	0.17	-0.18		0.17
Total	-0.59	-1.21		-0.58

Taxes include taxes corresponding to the result for the period under review.

Condensed consolidated balance sheet

MEUR	31.12. 2007	%	31.12. 2006	%
Assets				
Non-current assets				
Goodwill	172	3.3	376	6.1
Other intangible assets	38	0.7	62	1.0
Tangible assets	2,820	54.3	3,156	51.1
Biological assets	47	0.9	52	0.8
Shares in associated and other companies	103	2.0	109	1.8
Interest-bearing receivables	27	0.5	34	0.6
Deferred tax receivables	4	0.1	31	0.5
Other non-interest-bearing receivables	14	0.3	18	0.3
	3,225	62.1	**3,838**	62.2
Current assets				
Inventories	619	11.9	676	11.0
Interest bearing receivables	62	1.2	163	2.6
Non-interest-bearing receivables	908	17.5	1,210	19.6
Cash and cash equivalents	380	7.3	182	2.9
	1,969	37.9	**2,231**	36.1
Assets classified as held for sale			103	1.7
Total assets	**5,194**	**100**	**6,172**	**100**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Equity attributable to shareholders of parent company	1,618	31.2	1,843	29.9
Minority interest	52	1.0	63	1.0
	1,670	32.2	**1,906**	30.9
Non-current liabilities				
Deferred tax liabilities	215	4.1	284	4.6
Post-employment benefit obligations	159	3.1	199	3.2
Provisions	72	1.4	79	1.3
Other non-interest-bearing liabilities	38	0.7	28	0.5
Interest-bearing liabilities	1,883	36.3	2,182	35.4
	2,367	45.6	**2,772**	45.0
Current liabilities				
Non-interest-bearing liabilities	704	13.5	865	14.0
Interest-bearing liabilities	453	8.7	599	9.7
	1,157	22.2	**1,464**	23.7
Liabilities relating to assets classified as held for sale			30	0.4
Total liabilities	**3,524**	67.8	**4,266**	69.1
Total shareholders' equity and liabilities	**5,194**	100	**6,172**	100

Condensed consolidated cash flow statement

MEUR	2007	2006	Q4/07
Result for the period	-196	-399	-193
Total adjustments	479	709	216
Change in working capital	42	57	74
Cash flow arising from operations	**325**	**367**	**97**
Net financial items	-160	-113	-72
Income taxes paid	-38	-32	-6
Net cash flow arising from operating activities	**127**	**222**	**19**
Investments in tangible and intangible assets	-259	-428	-81
Divestments of assets and other	628	28	396
Net cash flow arising from investing activities	**369**	**-400**	**315**
Share issue, minority interest	6	31	3
Changes in long-term loans and other financial items	-282	259	-84
Dividends paid	-20	-39	0
Net cash flow arising from financing activities	**-296**	**251**	**-81**
Changes in cash and cash equivalents	**200**	**73**	**253**
Cash and cash equivalents at beginning of period	182	112	128
Translation difference in cash and cash equivalents	-2	-2	-1
Changes in cash and cash equivalents	200	73	253
Assets held for sale, folding carton plants	0	-1	0
Cash and cash equivalents at end of period	**380**	**182**	**380**

Statement of changes in shareholders' equity

MEUR	Share capital	Share premium	Translation difference	Fair value and other reserves	Retained earnings	Minority interest	Total
Shareholders' equity 1.1.2006, IFRS	**558**	**667**	**6**	**0**	**1 040**	**45**	**2,316**
Translation differences			-3				-3
Currency flow hedges, recorded in equity				16			16
transferred to income statement's sales				2			2
Interest flow hedges recorded in equity				3			3
Commodity hedges recorded in equity				-8			-8
Tax on equity components				-3			-3
Net expenses recognised directly in equity			-3	10			7
Loss for the period					-396	-3	-399
Total recognised income and expenses for the period			-3	10	-396	-3	-392
Related party transactions							
Changes in minority interest Metsä-Botnia restructuring in Uruguay						22	22
Dividends paid					-39	-1	-40
Related party transactions					-39	21	-18
Shareholders' equity 31.12.2006, IFRS	**558**	**667**	**3**	**10**	**605**	**63**	**1,906**
Shareholders' equity 1.1.2007, IFRS	**558**	**667**	**3**	**10**	**605**	**63**	**1,906**
Translation differences			-34			-3	-37
Net investment hedge			28				28
Currency flow hedges, recorded in equity				8			8
transferred to income statement's sales				-22			-22
Interest flow hedges recorded in equity				0		0	0
transferred income statement's financial items				0		0	0
Commodity hedges recorded in equity				9			9
transferred income							

statement's purchases				9			9
Tax on equity components			-8	-1			-9
Net expenses recognised directly in equity			-14	3		-3	-14
Loss for the period					-194	-1	-195
Total recognised income and expenses for the period			-14	3	-194	-4	-209
Related party transactions							
Changes in minority interest							
Sale of Metsä-Botnia shares (9%)						-11	
Metsä-Botnia restructuring in Uruguay						5	
						-6	-6
Dividends paid					-20	-1	-21
Related party transactions					-20	-7	-27
Shareholders' equity 31.12.2007, IFRS	**558**	**667**	**-11**	**13**	**391**	**52**	**1,670**

Key ratios	2007	2006	Q4/07
Sales, MEUR	4,440	4,604	1,085
EBITDA, MEUR	444	272	70
excl. non-recurring items, MEUR	366	378	78
Operating profit, MEUR	-120	-229	-245
excl. non-recurring items, MEUR	49	18	-6
Result from continuing operations before taxes, MEUR	-273	-351	-288
excl. non-recurring items, MEUR	-104	-104	-49
Result for the period from continuing operations, MEUR	-250	-340	-249
Earnings per share, EUR	-0.59	-1.21	-0.58
excl. non-recurring items, EUR	-0.76	-1.03	-0.75
from discontinued operations, EUR	0.17	-0.18	0.17
from continuing operations excl. non-recurring items, EUR	-0.32	-0.29	-0.07
Return on equity, %	-14.0	-16.8	-53.0
excl. non-recurring items, %	-5.9	-5.3	-0.4
Return on capital employed, %	-2.6	-4.7	-24.4
excl. non-recurring items, %	1.4	0.9	-0.3
Equity ratio at end of period, %	32.1	30.9	32.1
Gearing at end of period, %	112	126	112
Shareholders' equity per share at end of period, EUR	4.93	5.62	4.93
Net interest-bearing liabilities at end of period, MEUR	1,867	2,403	1,867
Gross capital expenditure, MEUR	259	428	81
Paper deliveries, 1,000 t	3,949	4,192,	980
Board deliveries, 1,000 t	1,203	1,161	291
Personnel at end of period	9,508	14,125	9,508

EBITDA = Earnings before interest, taxes, depreciation and amortization

Securities and guarantees, MEUR	2007	2006
For own liabilities	61	77
On behalf of associated companies	1	1
On behalf of Group companies	4	5
On behalf of others	3	3
Total	**69**	**86**

Open derivative contracts, MEUR	2007	2006
Interest rate derivatives	1,954	2,828
Foreign exchange derivatives	3,809	4,747
Other derivatives	133	152
Total	**5,896**	**7,727**

The fair value of open derivative contracts calculated at market value was EUR 14.7 million at the end of the review year (EUR -8.3 million 31 December 2006).

The gross amount of open contracts also includes closed contracts, totalling EUR 2,713.9 million (31 December 2006: EUR 3,664.0 million).

Commitments related to fixed assets, MEUR	2007	2006
Payments in less than a year	22	146
Payments later	4	16

Changes in property, plant and equipment, MEUR	2007	2006
Carrying value at beginning of period	3,156	3,178
Capital expenditure	250	456
Decrease	-186	-82
Assets classified as held for sale	0	-28
Depreciation and impairment losses	-346	-385
Translation difference	-54	17
Carrying value at end of period	**2,820**	**3,156**

Related-party transactions, MEUR	2007	2006
Transactions with parent company and sister companies		
Sales	34	35
Other operating income	138	3
Purchases	549	491
Interest income	3	7
Interest expenses	8	13
Non-current receivables	19	21
Current receivables	41	183
Non-current liabilities	1	1
Current liabilities	149	362
Transactions with associated companies		
Sales	0	0
Purchases	4	4
Non-current receivables	0	7
Current receivables	7	3
Current liabilities	3	3

Accounting policies

The financial statements release was prepared in accordance with the IAS 34 standard Interim Financial Reporting and the accounting policies presented in M-real Annual Report 2006.

The figures in the financial statement release are unaudited.

Taxes include taxes corresponding to the result for the period under review.

New and changed standards

IFRS 7 Financial instruments: Disclosures and a complementary amendment to IAS 1 Presentation of Financial Statements - Capital Disclosures, effective for annual periods beginning on or after 1 January 2007. IFRS 7 introduces new disclosure to improve the information about the financial instruments in the notes to the financial statements, but has no effect on classification or valuation of the financial instruments.

Calculation of key ratios

Return on equity (%)	=	(Profit from continuing operations before tax - direct taxes) per (Total equity (average))
Return on capital employed (%)	=	(Profit from continuing operations before tax + interest expenses, net exchange gains/losses and other financial expenses) per (Total assets - non-interest-bearing liabilities (average))
Equity ratio (%)	=	(Total equity) per (Total assets - advance payments received)
Gearing ratio (%)	=	(Interest-bearing liabilities - liquid funds - interest-bearing receivables) per (Total equity)
Earnings per share	=	(Profit attributable to shareholders of parent company) per (Adjusted number of shares (average))
Shareholders' equity per share	=	(Equity attributable to shareholders of parent company) per (Adjusted number of shares at end of review period)

Quarterly information

Sales and result by segment, MEUR	2007	2006	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06
Consumer Packaging	934	971	225	231	243	235	241	236
Graphic Papers	2,268	2,390	569	574	548	577	588	586
Office Papers	723	727	171	167	183	202	189	181
Internal sales and other operations	515	516	120	130	122	143	163	115
Sales	**4,440**	**4,604**	**1,085**	**1,102**	**1,096**	**1,157**	**1,181**	**1,118**
Consumer Packaging	136	131	24	45	28	39	25	38
Graphic Papers	120	93	10	52	31	27	-10	50
Office Papers	53	59	25	21	15	-8	26	15
Other operations	135	-11	11	-2	-8	135	2	-2
EBITDA	**444**	**272**	**70**	**116**	**66**	**193**	**45**	**100**
% of sales	10.0	5.9	6.5	10.5	6.0	16.7	3.8	8.9
Consumer Packaging	56	43	0	27	8	21	0	17
Graphic Papers	-81	-212	-71	16	-12	-14	-176	4
Office Papers	-187	-18	-173	7	1	-22	-4	-1
Other operations	92	-42	-1	-7	-12	112	-7	-8
Operating profit	**-120**	**-229**	**-245**	**43**	**-15**	**97**	**-187**	**12**
% of sales	-2.7	-5.0	-22.6	3.9	-1.4	8.4	-15.8	1.1
Share of results in associated companies	-3	0	-3	1	-1	0	0	1
Exchange gains and losses	-3	-1	2	-2	2	-5	-5	-1
Other net financial items	-147	-121	-42	-38	-30	-37	-36	-34
Result from continuing operations before tax	**-273**	**-351**	**-288**	**4**	**-44**	**55**	**-228**	**-22**
Income taxes	23	11	39	-9	-4	-3	23	-10
Result for the period from continuing operations	**-250**	**-340**	**-249**	**-5**	**-48**	**52**	**-205**	**-32**
Result for period from discontinued operations	55	-59	57	-3	-1	2	-61	-2
Result for the period	**-195**	**-399**	**-192**	**-8**	**-49**	**54**	**-266**	**-34**
Minority interest	1	3	0	1	0	0	1	3
Financial result attributable to shareholders of parent company	**-194**	**-396**	**-192**	**-7**	**-49**	**54**	**-265**	**-31**
Earnings per share, EUR	-0.59	-1.21	-0.58	-0.02	-0.15	0.16	-0.81	-0.10

Non-recurring items, MEUR	2007	2006	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06
Consumer Packaging	-15	-4	-8	0	-7	0	-4	0
Graphic Papers	-58	-216	-49	7	-2	-14	-173	-2
Office Papers	-210	-25	-180	0	0	-30	-15	0
Other operations	114	-2	-2	0	-4	120	1	0
Non-recurring items in operating result	**-169**	**-247**	**-239**	**7**	**-13**	**76**	**-191**	**-2**

Non-recurring items in financial items	0	0	0	0	0	0	0	0
Non-recurring items total	**-169**	**-247**	**-239**	**7**	**-13**	**76**	**-191**	**-2**
Consumer Packaging	142	131	25	45	33	39	25	38
Graphic Papers	142	187	20	48	33	41	41	52
Office Papers	78	69	20	21	15	22	26	15
Other operations	4	-9	13	-3	-4	-1	2	-2
EBITDA, excl. non-recurring items	**366**	**378**	**78**	**111**	**77**	**101**	**94**	**103**
% of sales	8.2	8.2	7.2	10.0	7.0	8.7	8.0	9.2
Consumer Packaging	71	47	8	27	15	21	4	17
Graphic Papers	-23	4	-22	8	-9	0	-3	6
Office Papers	23	7	7	7	1	8	11	-1
Other operations	-22	-40	1	-6	-9	-8	-8	-8
Operating profit excl. non-recurring items	**49**	**18**	**-6**	**36**	**-2**	**21**	**4**	**14**
% of sales	1.1	0.4	-0.6	3.3	-0.2	1.8	0.3	1.3
Result before taxes, excl. non-recurring items	-104	-104	-49	-3	-31	-21	-37	-20
% of sales	-2.3	-1.6	-4.5	-0.2	-2.8	1.8	-3.1	-1.5
Result per share, excl. non-recurring items, EUR	-0.32	-0.29	-0.07	-0.03	-0.12	-0.09	-0.05	-0.08
Return on equity, excl. non-recurring items, %	-5.9	-5.3	-0.4	-0.9	-2.4	-7.3	-0.9	-1.5
Return on capital employed, excl. non-recurring items, %	1.4	0.9	-0.3	3.7	0.2	2.5	1.5	1.9

Return on capital employed, %	2007	2006	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06
Consumer Packaging	7.5	5.1	0.1	15.3	4.1	10.9	0.3	7.5
Graphic Papers	-3.9	-9.5	-14.1	3.2	-2.1	-2.5	-31.6	0.8
Office Papers	-29.6	-2.3	-114.8	4.9	0.6	-12.0	-1.9	-0.2
Continuing operations total	**-2.6**	**-4.7**	**-24.4**	**4.4**	**-1.1**	**9.7**	**-16.5**	**1.7**

Capital employed, MEUR	2007	2006	Q4/07	Q3/07	Q2/07	Q1/07	Q4/06	Q3/06
Consumer Packaging	731	809	731	742	741	777	809	914
Graphic Papers	1,907	2,109	1,907	2,046	2,042	2,077	2,109	2,303
Office Papers	518	722	518	681	665	669	722	742
Other equity	866	735	866	469	543	519	735	548
Continuing operations total	**4,022**	**4,376**	**4,022**	**3,938**	**3,991**	**4,043**	**4,376**	**4,507**

The capital employed for a segment included its assets: goodwill, other intangible goods, tangible assets, biological assets, investments in associates, inventories, accounts receivables, prepayments and accrued income (excluding interest and taxes), less the segment's liabilities (accounts payable, advance payments, accruals and deferred income (excluding interest and taxes).

Personnel, average	2007	2006
Consumer Packaging	1,504	2,573

Graphic Papers	5,135	5,862
Office Papers	1,657	1,822
Other continuing operations	2,372	2,146
Discontinued operations (Map)	2,007	2,481
Total	**12,675**	**14,884**

			Q4	Q3	Q2	Q1	Q4	Q3
Deliveries, 1,000 t	**2007**	**2006**	**2007**	**2007**	**2007**	**2007**	**2006**	**2006**
Consumer Packaging	**1,203**	**1,161**	**291**	**297**	**313**	**302**	**288**	**285**
Graphic Papers	3,002	3,153	761	760	724	757	778	772
Office Papers	947	1,039	219	215	241	272	264	258
Paper segments, total	**3,949**	**4,192**	**980**	**975**	**965**	**1,029**	**1,041**	**1,031**

			Q4	Q3	Q2	Q1	Q4	Q3
Production, 1,000 t	**2007**	**2006**	**2007**	**2007**	**2007**	**2007**	**2006**	**2006**
Consumer Packaging	**1,210**	**1,121**	**294**	**303**	**302**	**311**	**279**	**273**
Graphic Papers	2,962	3,090	736	752	735	739	747	763
Office Papers	973	1,028	213	223	257	280	253	259
Paper mills, total	**3,935**	**4,119**	**949**	**975**	**992**	**1,019**	**1,000**	**1,023**
Metsä-Botnia pulp 1)	**841**	**983**	**235**	**203**	**200**	**203**	**255**	**243**
M-real pulp	**1,679**	**1,754**	**400**	**455**	**398**	**426**	**449**	**443**

1) corresponds to M-real's share in Metsä-Botnia (39 % until Q4/06, 30 % as of Q1/07).

Lielahti BCTMP pulp mill and Kangas paper machine 2 to be shut down

M-real Corporation Stock Exchange Release 19.2.2008

M-real's new profit improvement and complexity reduction programme proceeds

M-real, part of the Metsäliitto Group, announced a new profit improvement and complexity reduction programme in November, including plans for closing down the BCTMP mill in Lielahti and PM2 at the Kangas mill. The statutory negotiations with employees which started straightaway in November have now been concluded and it has been decided that both the BCTMP mill in Lielahti and PM2 at the Kangas mill, producing magazine paper, will be shut down. The closures will involve a reduction in personnel totalling 124 man-years.

"We are streamlining our operating model and concentrating on our strengths in our key businesses. The new coated magazine paper business concept streamlining our paper grades and improving availability has made good progress and has been well received by our customers. There has been good demand for the new Galerie Silk coated magazine paper produced on PM4 at the Kangas mill," says CEO **Mikko Helander**.

The Kangas mill's PM2 will be shut down on 20 February 2008 and the Lielahti mill during the spring 2008.

Additional information
Anne-Mari Achrén, Communications, tel. +358 10 465 4541

Transaction of M-real's New Thames paper mill came into effect

M-real Corporation Stock Exchange Release 29.2.2008

The transaction announced on 1 February 2008 by which M-real sells its New Thames paper mill in the UK to DS Smith Plc was closed and came into effect on February 29, 2008.

The agreement concerning the uncovered pension liabilities of M-real's UK operations is aimed to be finalised during the current quarter of this year.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Anne-Mari Achrén, Communications, tel. +358 10 465 4541

Annual report 2007 and summary of year 2007 published

M-real Corporation Stock Exchange Release 6.3.2008

M-real Corporation's annual report for the year 2007 has been published on the company's website at www.m-real.com. The report is available in English and in Finnish in PDF format. Requests for printed copies can be submitted by filling in an order form on the company's website, or by e-mailing to communications@m-real.com.

A summary of M-real Corporation's stock exchange releases and announcements published in 2007 is available on the company's website at www.m-real.com/investors.

M-REAL CORPORATION

Further information:
Anne-Mari Achrén, Communications, tel. +358 10 465 4541

Resolutions of M-real's Annual General Meeting

M-real Corporation Stock Exchange Release 13.3.2008

The Annual General Meeting of M-real Corporation, held on 13 March 2008, approved the company's financial statements for the year 2007 and granted discharge from liability to the members of the Board of Directors, the CEO and deputy to the CEO.

Dividend

The Annual General Meeting resolved to pay a dividend of EUR 0.06 per share for the financial year ended 31 December 2007, in the total amount of EUR 19,689,936.72. The dividend will be paid to shareholders who on the record date of 18 March 2008 have been entered in the shareholders' register of the company maintained by the Finnish Central Securities Depository Ltd. The dividend payment date is 27 March 2008.

Amendment of the Articles of Association

The Annual General Meeting resolved, in accordance with the proposal of the Board of Directors, to delete Paragraph 5 (Par Value) of the Articles of Association, amend Paragraph 4 (Share Capital), Paragraph 10 (Matters decided by the Shareholders Meeting), Paragraph 11 (Board of Directors) and Paragraph 14 (Auditor).

Board of Directors

The Annual General Meeting elected as members of M-real's Board of Directors Mr. Heikki Asunmaa, Counsellor of Forest Economy; Mr. Martti Asunta, M. Sc. (Forestry); Mr. Kari Jordan, President and CEO of Metsäliitto Group; Mr. Erkki Karmila, LL.M.; Mr. Kai Korhonen, M. Sc. (Technology); Mr. Runar Lillandt, Counsellor of Agriculture; Mr. Juha Niemelä , Honorary Counsellor; and Mr. Antti Tanskanen, Minister. The term of office of the members of the Board of Directors expires at the end of the next Annual General Meeting. At its organising meeting following the Annual General Meeting, the Board of Directors elected Mr. Kari Jordan as its Chairman and Mr. Martti Asunta as its Vice Chairman.

The Board of Directors agreed that the Board committees shall consist of the following Board members:

The members of the Audit Committee are Mr. Erkki Karmila (chairman), Mr. Kai Korhonen and Mr. Antti Tanskanen.
The members of the Compensation Committee are Mr. Kari Jordan (chairman), Mr. Erkki Karmila and Mr. Martti Asunta.
The members of the Nomination Committee are Mr. Martti Asunta (chairman), Mr. Runar Lillandt and Mr. Antti Tanskanen.

Remuneration of the members of the Board of Directors and the auditor

The Annual General Meeting resolved to maintain the remuneration of the members of the Board of Directors unchanged. The Chairman of the Board of Directors receives EUR 6,375 per month, Vice Chairman EUR 5,375 per month and the ordinary members EUR 4,200 per month. In addition, the members are paid a fee of EUR 500 per Board meeting and Board committee meeting.

The fee of the auditor is paid according to invoice.

Auditor

The Annual General Meeting elected as M-real's auditor Authorized Public Accountants PricewaterhouseCoopers Oy with Göran Lindell, Authorized Public Accountant, acting as the Principal Auditor. The term of office of the auditor expires at the end of the next Annual General Meeting.

M-REAL CORPORATION

Further information:
Anne-Mari Achrén, Communications, tel. +358 10 465 4541

M-real agreement on pension liabilities in UK

M-real Corporation Stock Exchange Release 26.3.2008

M-real has concluded an agreement with regard to the pension liabilities of its UK industrial operations related to the sale of the New Thames mill and the closure of the Sittingbourne mill, both of which have already been announced. The combined impact of the sales agreement and the pension liabilities arrangement on M-real's financial result is positive, about EUR 24 million, instead of being the neutral effect that was foreseen, and the corresponding impact on cash flow will be approximately EUR 82 million instead of the previously announced estimation of EUR 60 million. Approximately EUR 65 million of the cash flow impact was incurred when the New Thames sale and the pension agreement were completed, and approximately EUR 17 million will be realised during the next 12 months.

M-REAL CORPORATION

Additional information:
Seppo Parvi, CFO, tel. +358 10 465 4321

m·real

M-real Corporation Stock Exchange Announcement 15.4.2008

INVITATION TO CONFERENCE CALL AND WEBCAST PRESENTATION OF M-REAL'S FINANCIAL RESULTS FOR JANUARY-MARCH 2008 ON 23 APRIL 2008

We are pleased to invite you to join M-real's international conference call on **Wednesday, 23 April 2008 at GMT 1:00 pm (EET 3:00 pm).**

Conference call participants are requested to call in a few minutes prior to the start of the teleconference on the following numbers:

UK and Continental Europe: +44 20 7162 0025
US: +1 334 323 6201.

The financial results will be presented by **Mikko Helander**, CEO and **Seppo Parvi**, CFO.

The conference call and the webcast can be followed live on M-real's website. The presentation material will be available under IR section at www.m-real.com/investors and at the web centre http://gsb.webcast.fi/mreal/ before the start of the conference call. The webcast will also be archived on the website.

An instant replay facility is available until 30 April 2008:

tel. +44 20 7031 4064
(Access code: 791589).

Preregistration to conference call

Please reply by Monday, 21 April 2008:

E-mail: communications@m-real.com or
Fax: +358 10 465 4553.

I will take part in the conference call on GMT 1:00 pm (EET 3:00 pm).

Name:

Title:

Company:

M-real Corporation
P.O. Box 20, FI-02020 METSÄ, FINLAND
Revontulentie 6, 02100 ESPOO, FINLAND

Telephone +358 (0)10 46 11
Fax +358 (0)10 46 54553
E-mail communications@m-real.com
Internet www.m-real.com

Business ID 0635366-7

Make it real.

M-real's operating profit excluding non-recurring items for the first quarter EUR 3 million

Result for the first quarter of 2008

- Sales were EUR 1,099 million (Q4/2007: 1,085).
- Operating profit excluding non-recurring items was EUR 3 million (-6). Operating profit including non-recurring items was EUR 24 million (-245).
- Result before taxes, excluding non-recurring items, was EUR -37 million (-49). Result before taxes including non-recurring items, was EUR -16 million (-288).

Events during the first quarter

- M-real divested as part of its EUR 200 million divestment programme announced in February, its office paper mill located in the UK to DS Smith Plc. In relation to the sale, a separate agreement was made on the UK industrial operation's pension liabilities. The combined positive result effect was approximately EUR 24 million and correspondingly the cash flow effect approximately EUR 82 million.
- M-real closed Kangas paper machine 2 in February and Lielahti BCTMP mill in March. The closures were carried out ahead of the original schedule.

"Simplifying M-real's business concepts has started well. Our magazine paper customers have welcomed the new concepts, and our plans have also been moving ahead in other business areas. The situation regarding wood raw material continues to be challenging and the pulp production has been curtailed at the Metsä-Botnia's mills in Finland. The use of wood raw material is planned to be curtailed for the time being by 2 million cubic metres per annum which affects the pulp production at M-real's and Metsä-Botnia's mills in Finland and in Sweden. Despite the planned curtailments in pulp production, M-real's possibilities to maintain normal paperboard and paper production are good. Due to increased wood raw material costs the overall cost inflation can not be fully covered with our own profit improvement measures in 2008. New profit improvement programmes will be launched this year. The strength of the euro against the US dollar and the British pound has offset part of the earlier achieved paperboard and paper price increases in local currencies. Actions to increase paperboard and paper prices continue actively."

Mikko Helander, CEO, M-real Corporation

M-real is one of Europe's leading producers of paperboard and paper. It offers premium solutions for consumer packaging and communications and advertising end-uses. M-real's global sales network serves publishers, printing houses, well-known brand owners and folding carton printers, merchants and offices.

M-real is part of Metsäliitto Group and is listed on the OMX Nordic Exchange Helsinki. In 2007, M-real's sales totalled EUR 4.4 billion. M-real has over 9 000 employees

Key figures	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Sales, MEUR	1,099	1,085	1,102	1,096	1,157	4,440
EBITDA, MEUR	102	70	116	66	193	444
excl. non-recurring items, MEUR	81	78	111	77	101	366
Operating profit, MEUR	24	-245	43	-15	97	-120
excl. non-recurring items, MEUR	3	-6	36	-2	21	49
Result before taxes						
from continuing operations, MEUR	-16	-288	4	-44	55	-273
excl. non-recurring items, MEUR	-37	-49	-3	-31	-21	-104
Result for the period						
from continuing operations, MEUR	-18	-249	-5	-48	52	-250
from discontinued operations, MEUR	-1	57	-3	-1	2	55
Total, MEUR	-19	-192	-8	-49	54	-195
Result per share						
from continuing operations, EUR	-0.06	-0.75	-0.02	-0.15	0.16	-0.76
from discontinued operations, EUR	0.00	0.17	0.00	0.00	0.00	0.17
Total, EUR	-0.06	-0.58	-0.02	-0.15	0.16	-0.59
Result per share excl. non-recurring items, EUR	-0.12	-0.07	-0.04	-0.12	-0.09	-0.32
Return on equity, %	-4.4	-53.0	-2.3	-11.2	9.9	-14.0
excl. non-recurring items, %	-9.4	-0.4	-0.9	-2.4	-7.3	-5.9
Return on capital employed, %	2.9	-24.4	4.4	-1.1	9.7	-2.6
excl. non-recurring items, %	0.8	-0.3	3.7	0.2	2.5	1.4
Equity ratio at end of period, %	32.2	32.1	32.7	32.8	32.9	32.1
Gearing ratio at end of period, %	117	112	117	117	114	112
Interest-bearing net liabilities	1,892	1,867	2,187	2,192	2,189	1,867
Gross investments, MEUR	21	81	66	62	50	259
Paper deliveries, 1,000 tonnes	986	980	975	965	1,029	3,949
Paperboard deliveries, 1,000 tonnes	298	291	297	313	302	1,203
Personnel at end of period	9,122	9,508	12,449	13,302	14,509	9,508

EBITDA = Earnings before interest, taxes, depreciation and amortization

Result January-March compared with the previous quarter

M-real's sales totalled EUR 1,099 million (Q4/07: 1,085). Comparable sales increased by 2 per cent. The operating result was EUR 24 million (-245) and the operating result excluding non-recurring items stood at EUR 3 million (-6). The net non-recurring items in the operating result for January-March totalled EUR 21 and were:

- EUR 24 million positive effect on the result for the Graphic Papers business area for the sale of New Thames mill and the agreement of pension liabilities from UK industrial operations and other liabilities related to the closure of the Sittingbourne mill.
- EUR 2 million cost provision in the Graphic Papers business area for the completion of the closure of the Kangas paper machine 2 for coated magazine paper.
- EUR 1 million cost provision in the Consumer Packaging business area for the completion of the closure of the Lielahti BCTMP mill.

In the previous quarter, the operating profit included non-recurring items of net EUR -239 million of which the most significant ones were:

- Net impairment loss of EUR 182 million which includes a EUR 185 million write-down of goodwill in the Office Papers business area and a EUR 3 million reversal of an impairment loss on the fixed assets of the Kyro paper mill in the Consumer Packaging business area
- EUR 13 million reduction in cost provision for the closure of the Wifsta mill in Office Papers business area
- EUR 68 million cost provision and write-down in the business areas; Consumer Packaging (11), Graphic Papers (49) and Office Papers (8).

In addition to the items recognised in the operating profit in the previous quarter, an estimated capital gain of EUR 76 million was recognised as a non-recurring item from discontinued operations from the sale of Map Merchant. The exact sales price will be determined later. Depending on the final amendment calculation, the exact sales price may, at maximum, be lowered by EUR 30 million. Lowering of the sales price, if realised, would have a negative effect on the result for the discontinued operations in 2008. Finalising the transaction will, anyhow, have a positive effect on M-real's cash flow in 2008.

The operating result excluding non-recurring items was improved compared with the previous quarter due to an increase in production volume of Metsä-Botnia's Uruguay pulp mill. The increased energy costs, the strength of the euro against the US dollar and the British pound and the production curtailments implemented at the Metsä-Botnia mills in Finland had a negative effect on the operating profit. The result from other operations was weakened by several factors, the most significant being the results from hedging related to energy and currency.

The paper delivery volume in January-March totalled 986,000 tonnes (980,000). Production was curtailed by 29,000 tonnes in line with demand (50,000). Paperboard deliveries amounted to 298,000 tonnes (291,000) and production curtailments to 1,000 tonnes (18,000).

Financing income and expenses totalled EUR -40 million (-40). Foreign exchange gains and losses from accounts receivable, accounts payable, financial income and expenses and the valuation of currency hedging were EUR 0 million (2). Net interest and other financing expenses stood at EUR -40 million (-42). Other financing expenses include a loss of EUR 3 million (3) from the valuation of interest rate hedging.

In January-March, the result from continuing operations before taxes was EUR -16 million (-288). The result from continuing operations before taxes, excluding non-recurring items, totalled EUR -37 million (-49). The effect of income taxes, including the change in deferred tax liabilities, was EUR -2 million (39).

Earnings per share were EUR -0.06 (-0.58). Excluding non-recurring items, earnings per share from continuing operations were EUR -0.12 (-0.07). Return on equity was -4.4 per cent (-53.0), and -9.4 per cent (-0.4) excluding non-recurring items. The return on capital employed was 2.9 per cent (-24.4), and 0.8 per cent (-0.3) excluding non-recurring items.

Result for January–March compared with the corresponding period previous year

M-real's sales were EUR 1,099 million (Q1/07: 1,157). Comparable sales decreased by 3 per cent. The operating profit was EUR 24 million (97) and the operating profit excluding non-recurring items was EUR 3 million (21).

Net non-recurring items recognised in operating profit were EUR 76 million. The non-recurring income totalled EUR 135 million and the non-recurring costs stood at EUR 59 million of which the most significant items were:

- Capital gain of EUR 135 million on the sale of Metsä-Botnia's shares to Metsäliitto Cooperative
- EUR 14 million cost provision for the closure of the Sittingbourne mill and EUR 29 million for the closure of the Wifsta mill
- Impairment loss of EUR 16 million due to the valuation of assets held for sale at the expected selling price in compliance with IFRS 5.

The operating result excluding non-recurring items compared with the corresponding period was negatively affected by the increased wood raw material and energy costs, the strength of the euro against the US dollar and the British pound as well as the production curtailments at the Metsä-Botnia mills in Finland. The implemented profit improvement actions and price increases as well as the start-up of Metsä-Botnia's Uruguay mill in November 2007 improved the result.

The paper delivery volume in January-March totalled 986,000 tonnes (1,029,000). Production was curtailed by 29,000 tonnes in line with demand (41,000). Paperboard deliveries amounted to 298,000 tonnes (302,000) and production curtailments to 1,000 tonnes (17,000).

Financing income and expenses in the review period totalled EUR -40 million (-42). Foreign exchange gains and losses from accounts receivable, accounts payable, financial income and expenses and the valuation of currency hedging were EUR 0 million (-5). Net interest and other financing expenses stood at EUR -40 million (-37). Other financing expenses include a loss from the valuation of interest rate hedging of EUR 3 million (1).

The result from continuing operations before taxes was EUR -16 million (55). The result from continuing operations before taxes, excluding non-recurring items, totalled EUR -37 million (-21). Income taxes, including the change in deferred tax liabilities, were EUR -2 million (-3).

Earnings per share were EUR -0.06 (0.16). Excluding non-recurring items, earnings per share from continuing operations were EUR -0.12 (-0.09). Return on equity was -4.4 per cent (9.9), and -9.4 per cent (-7.3) excluding non-recurring items. The return on capital employed was 2.9 per cent (9.7), and 0.8 per cent (2.5) excluding non-recurring items.

Personnel

On 31 March, 2008 the company had 9,122 employees (31 December 2007: 9,508), of which 3,333 (3,994) worked in Finland. On average, in January-March 2008, M-real had 9,265 employees (Q1/07: 13,664). The personnel figures include 30 per cent of Metsä-Botnia's personnel.

Investments

Gross capital expenditure in January-March totalled EUR 21 million (Q1/07: 50). This includes a EUR 7 million share of Metsä-Botnia's capital expenditure (35), based on M-real's ownership, which amounted to 30 per cent.

Structural change

M-real's profit improvement and business concept simplification programme launched in November 2007 has proceeded according to the targets. As part of the programme, the Lielahti BCTMP mill and Kangas mill's coated magazine paper machine 2 were closed. The Publishing and Commercial Printing business areas were combined under the Graphic Papers business area. At the same time, projects were launched to streamline the coated magazine paper business operations and the sales and marketing organisation. As part of the programme, M-real announced it is also prepared to take other measures, such as capacity cuts, if required by changes in the business environment. The aggregate annual profit improvement target of the programme is EUR 100 million by the end of 2009.

In February 2008, M-real announced an additional target of EUR 200 million from asset divestments, which should be achieved by the end of the first quarter of 2009. The target of EUR 200 million includes the sale of the New Thames mill in February. This transaction had a positive cash flow effect of EUR 82 million together with the arrangement on the pension liabilities of the UK industrial operations and a profit of approximately EUR 24 million was booked. Following this, M-real has no significant unfunded pension liabilities in the UK. Other asset items belonging to the divestment programme will be published later.

Financing

At the end of March, M-real's equity ratio stood at 32.2 per cent (31.12.2007: 32.1), and gearing at 117 per cent (112). In some of M-real's financing arrangements, a limit of 120 per cent has been set for gearing and a limit of 30 per cent for the equity ratio. At the end of March, gearing calculated in the manner defined in the financing agreements was approximately 98 per cent (95) and the equity ratio about 36 per cent (36).

Interest-bearing net debt stood at EUR 1,892 million at the end of March (1,867). Foreign-currency-denominated loans accounted for 10 per cent of long-term loans. Of these, 90 per cent were variable rate loans, and the rest were fixed-rate loans. At the end of March, the average interest rate on loans was 7.3 per cent and the average maturity of long-term loans was 3.3 years. At the end of March, the interest rate maturity of the loans was 4 months. During the period, the interest rate maturity has varied between 4 and 6 months.

Cash flow from operating activities amounted to EUR 40 million in January-March (Q4/07: 97). Working capital increased by EUR 33 million (decreased EUR 74 million).

At the end of the review period, an average of 5 months of net foreign exchange exposure was hedged. The level of hedging has varied between 5 and 6 months during the period. Approximately 98 per cent of non-euro-denominated equity was hedged at the end of the review period.

Liquidity is at a good level. At the end of the period under review, liquidity was EUR 1,053 million, of which EUR 856 million consisted of committed long-term credit facilities and

EUR 197 million of liquid assets and investments. To meet its short-term financing needs, the company also had at its disposal uncommitted domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 500 million.

Shares

In January-March, the highest price of M-real's B share on the OMX Nordic Stock Exchange Helsinki was EUR 3.28, the lowest price EUR 1.66, and the average price EUR 2.24. At the end of March, the price of the B share was EUR 2.12.

The trading volume of the B share was EUR 357 million, or 59 per cent of the shares. The market value of the A and B shares totalled EUR 710 million at the end of March. At the end of the review period, Metsäliitto Cooperative owned 38.6 per cent of the shares, and the voting rights conferred by these shares was 60.5 per cent. The foreign shareholders' share of the shares fell to 31.5 per cent.

On 15 January, 2008 M-real was informed that the shareholding of Norges Bank (Central Bank of Norway) in the company had on 9 January9, 2008 increased to 5.3 percent of the share capital and to 1.7 percent of the voting rights.

The Annual General Meeting on 13 March 2008 resolved to delete from the company's Articles of Association the stipulation on the minimum and maximum share capital, the record date provisions of the book-entry system and the section concerning the par value of company's share.

Dividend

The Annual General Meeting decided that a dividend of EUR 0.06 per share, approximately EUR 19.7 million in total is to be paid for the financial year ending on 31 December 2007. The dividend was paid on 27 March 2008.

Board of Directors and Auditors

The Annual General Meeting elected the following persons to M-real's Board of Directors: Mr Heikki Asunmaa, Counsellor of Forest Economy; Mr Martti Asunta, M.Sc. (Forestry); Mr Kari Jordan, President and CEO of Metsäliitto Group; Mr Erkki Karmila, LL.M.; Mr Kai Korhonen, M.Sc. (Eng.); Mr Runar Lillandt, Counsellor of Agriculture; Mr Juha Niemelä, Honorary Counsellor; and Mr Antti Tanskanen, Minister. The term of office of board members continues until the end of the next Annual General Meeting. At its organising meeting, the Board of Directors elected Mr Kari Jordan as Chairman and Mr Martti Asunta as Vice Chairman.

The Annual General Meeting decided to change the maximum number of board members from eight to ten.

PricewaterhouseCoopers Oy, a firm of authorised public accountants, was elected as M-real's auditor, and Mr Göran Lindell, APA, as principal auditor. The term of office of auditors continues until the end of the next Annual General Meeting.

Near-term outlook

Demand for M-real's paperboard and paper products is expected to be reasonably good in the second quarter of 2008 but will experience slight seasonal weakening. Thus, the average operating rates of the M-real machines are expected to decrease slightly.

Measures to raise product prices continue in all business areas. In the second quarter, price increases for the paperboard spot deliveries are being sought primarily in the UK and in markets outside Europe. Another objective is to increase the spot prices of coated magazine paper, thus creating the preconditions for the increase of contract prices in the latter half of the year. Closed capacities will support positive uncoated fine paper price development during the rest of the year, with increases being sought already in the second quarter. The most challenging situation is for coated fine paper, as excess capacity and the strong euro is making the situation more difficult.

M-real's objective is to cover the cost increases as much as possible with own profit improvement actions. Due to the increased wood raw material costs, the cost inflation can not be fully covered with its own profit improvement actions in 2008. New profit improvement programmes will be launched this year. The exceptionally mild winter in Northern Europe and the increases in export duties on wood from Russia have created difficulties in wood supply, and the price of wood has remained high. For the time being, the use of wood raw material is planned to be curtailed per annum by 2 million cubic metres, which affects production at M-real's and Metsä-Botnia's pulp mills in Finland and in Sweden. Despite the planned pulp production curtailments, M-real's possibilities to maintain normal paperboard and paper production are good.

The start-up of Metsä-Botnia's pulp mill in Uruguay in November 2007 was successful. The pulp from the Uruguay mill will significantly improve M-real's profitability this year. M-real's share of the output of the Uruguay mill will be used at M-real's own fine paper mills in Central Europe.

M-real's strategic review continues. The profit improvement and business concept simplification programme launched in November 2007 as the fourth phase of the strategy review is progressing according to plan, as is the divestment programme launched in February 2008.

The operating profit, excluding non-recurring items, for the second quarter of 2008 is forecast to remain approximately at the same level as in the second quarter of 2007.

Near-term business risks

If the uncertainty in the US economy continues for a longer period, it could spread worldwide and affect the operational preconditions of European paper and paperboard industry. As yet, no significant reduction in the demand for paper and paperboard has been observed in M-real's main markets in Europe. The risk of the euro becoming even stronger was realised during the first part of the year. Production input costs have also continued to increase. The risk of a need to implement more than currently planned production curtailments due to challenging wood supply situation, as well as the risk of the euro strengthening further, exists.

The eventual sales price of Map Merchant will be determined later. Depending on the final adjustment calculation, the exact sales price may, at maximum, be lowered by EUR 30 million. Lowering the sales price, if realised, would have a negative effect on the result for the discontinued operations in 2008. Finalising the transaction will, anyhow, have a positive effect on M-real's cash flow in 2008.

Because the forward-looking estimates and statements of this financial statements release are based on current plans and estimates, they contain risks and other uncertain factors which may lead the results to differ from the statements concerning them. In the short term, M-real's result will be influenced in particular by the price of, and demand for, finished products, the availability and price of wood, other raw material costs, the price of energy, and the exchange rate of the US dollar. More information about longer-term risk factors can be found on pages 28–29 of M-real's 2007 Annual Report.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, Vice President, IR and Communications, tel. +358 10 465 4335

Further information on April 23, 2008 from 1 pm (EET).

Consumer Packaging

	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Sales, MEUR	235	225	231	243	235	934
EBITDA, MEUR	36	24	45	28	39	136
excl. non-recurring items	37	25	45	33	39	142
Operating profit, MEUR	18	0	27	8	21	56
excl. non-recurring items	19	8	27	15	21	71
Return on capital employed, %	9.6	0.1	15.3	4.1	10.9	7.5
excl. non-recurring items, %	10.1	4.3	15.3	7.9	10.9	9.5
Deliveries, 1,000 t	298	291	297	313	302	1,203
Production, 1,000 t	314	294	303	302	311	1,210

EBITDA = Earnings before interest, taxes, depreciation and amortization

Result for January-March compared to the previous quarter

The operating profit of the Consumer Packaging business area excluding non-recurring items of the Consumer Packaging business area improved and stood at EUR 19 million (Q4/07: 8). The profit improvement resulted from higher average sales price and increased delivery volumes while the production curtailments at the Metsä-Botnia mills in Finland had a negative impact.

A non-recurring item of EUR 1 million was recognised in the operating profit for completion of the closure of the Lielahti BCTMP mill.

In the previous quarter, non-recurring items of EUR -8 million were recognised in the operating profit.

Deliveries by Western European folding boxboard producers increased by 4 per cent, and M-real's deliveries by 10 per cent compared to the previous quarter.

The delivery volume of linerboard was at a lower level compared to the previous quarter. The average euro-denominated price increased slightly. The sales prices of wallpaper base paper have increased clearly.

Result for January-March compared with the corresponding period previous year

Consumer Packaging's operating profit excluding non-recurring items stood at EUR 19 million (Q1/07: 21). The result was weakened by clearly increased wood raw material costs, the weakened US dollar and British pound as well as production curtailments at the Metsä-Botnia mills in Finland. The average euro-denominated price of folding boxboard was at a higher lever despite the weakened US dollar and British pound.

Deliveries by Western European folding boxboard producers decreased by 2 per cent compared with the corresponding period previous year. M-real's folding boxboard deliveries increased by 2 per cent.

The delivery volume of linerboard was lower than in the corresponding period previous year. The sales prices of wallpaper base paper increased clearly from previous year.

Graphic Papers

	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Sales, MEUR	560	569	574	548	577	2,268
EBITDA, MEUR	56	10	52	31	27	120
excl. non-recurring items	34	20	48	33	41	142
Operating profit, MEUR	14	-71	16	-12	-14	-81
excl. non-recurring items	-8	-22	8	-9	0	-23
Return on capital employed, %	2.9	-14.1	3.2	-2.1	-2.5	-3.9
excl. non-recurring items, %	-1.5	-4.1	1.7	-1.6	0.2	-0.9
Deliveries, 1,000 t	748	761	760	724	757	3,002
Production, 1,000 t	755	736	752	735	739	2,962

EBITDA = Earnings before interest, taxes, depreciation and amortization

Result for January-March compared with the previous quarter

In the first quarter, the operating profit of the Graphic business area, excluding non-recurring items was EUR -8 million (Q4/07: -22). The operating profit was improved by the substantially increased production volume of Metsä-Botnia's Uruguay pulp mill and the increased price of magazine paper. The increase in energy costs and as well as strengthened euro against the US dollar and British pound and production curtailments at the Metsä-Botnia mills in Finland had a negative effect on the profitability.

Net non-recurring items of EUR 22 million were recognised in operating profit for the first quarter:

- A positive effect of EUR 24 million on the result for the sale of New Thames mill and the agreement of pension liabilities from UK industrial operations and other liabilities related to the closure of the Sittingbourne mill.
- EUR 2 million cost provision for the completion of the closure of the Kangas mill's paper machine 2, which produced coated magazine paper.

In the operating profit for the previous quarter net non-recurring items of EUR -49 million were recognised, comprising of EUR 10 million in cost provision connected to profit improvement programmes and EUR 39 million in write-downs of fixed assets.

Total deliveries by European producers of coated fine paper increased by 2 per cent from the previous quarter, and total deliveries by European producers of coated magazine paper decreased by 12 per cent. Total deliveries of M-real's Graphic Papers business area decreased by 2 per cent and included the impacts of capacity closures.

Result for January-March compared with the corresponding period previous year

Graphic Papers business area's operating profit excluding non-recurring items was EUR -8 million (Q1/07: 0). Profitability was weakened by increased wood raw material costs, the strengthened euro against US dollar and British pound as well as production curtailments at the Metsä-Botnia mills in Finland. Profitability was improved by the implemented profit improvement actions and the start-up of Uruguay pulp mill in November 2007.

A non-recurring item of EUR 14 million was recognised in the operating profit in the corresponding period previous year for completion of the closure of the Sittingbourne mill.

Total deliveries by European producers of coated fine paper decreased by 1 per cent and total deliveries by European producers of coated magazine paper remained at the same level. Total deliveries of M-real's Graphic Papers business area decreased by 1 per cent and included the impacts of capacity closures.

Office Papers

	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Sales, MEUR	181	171	167	183	202	723
EBITDA, MEUR	16	25	21	15	-8	53
excl. non-recurring items	16	20	21	15	22	78
Operating profit, MEUR	3	-173	7	1	-22	-187
excl. non-recurring items	3	7	7	1	8	23
Return on capital employed, %	3.1	-114.8	4.9	0.6	-12.0	-29.6
excl. non-recurring items, %	3,1	5,3	4,9	0,6	5,0	4,2
Deliveries, 1,000 t	238	219	215	241	272	947
Production, 1,000 t	200	213	223	257	280	973

EBITDA = Earnings before interest, taxes, depreciation and amortization

Result for January-March compared with the previous quarter

In the first quarter the operating profit excluding non-recurring items of the Office Paper business area was EUR 3 million (Q4/07: 7). The operating profit was weakened by the declined average sales price mainly due to exchange rate changes as well as higher production costs. The operating profit did not include non-recurring items.

In the previous quarter, net non-recurring items of EUR -180 million were recognised in operating profit of which EUR 185 million was in impairment losses, EUR 8 million in cost provisions connected to profit improvement programmes and EUR 13 million reduction in cost provision for the closure of the Wifsta mill.

Total deliveries by European producers of uncoated fine paper were up 9 per cent, and deliveries of the Office Papers business area increased by 9 per cent.

Result for January-March compared with the corresponding period previous year

The business area's operating profit excluding non-recurring items was EUR 3 million in the fourth quarter (Q1/07: 8). The operating profit did not include non-recurring items. Profitability was weakened by increased costs, especially wood raw material costs. The increase in average sales price increased profitability.

A non-recurring cost provision of EUR 29 million was recognised in the operating profit in the corresponding period previous year for the closure of the Wifsta mill.

Total deliveries by European producers of uncoated fine paper decreased by 6 per cent. The delivery volume of the Office Papers business area decreased by 13 per cent and included the effect of closure of Wifsta mill.

The financial statements are unaudited.

Condensed consolidated income statement

Continuing operations, MEUR	**2008 Q1**	**2007 Q1**	**Change**	**2007**	**2007 Q4**
Sales	**1,099**	**1,157**	**-58**	**4,440**	**1,085**
Other operating income	60	155	-95	239	27
Operating expenses	-1,057	-1,119	62	-4,235	-1,042
Depreciation and impairment losses	-78	-96	18	-564	-315
Operating profit	**24**	**97**	**-73**	**-120**	**-245**
% of sales	2.2	8.4		-2.7	-22.6
Share of results in associated companies	0	0	0	-3	-3
Exchange gains and losses	0	-5	5	-3	2
Other net financial items	-40	-37	-3	-147	-42
Result before taxes from continuing operations	**-16**	**55**	-71	**-273**	**-288**
% of sales	-1.5	4.8		-6.1	-26.5
Income taxes	-2	-3	1	23	39
Result for the period from continuing operations	**-18**	**52**	-70	**-250**	**-249**
% of sales	-1.6	4.5		-5.6	-22.9
Result from discontinued operations	**-1**	**2**	**-3**	**55**	**57**
Result for the period	**-19**	**54**	**-73**	**-195**	**-192**
	-1.7	4.7		-4.4	-17,7
Attributable to					
Shareholders of parent company	-20	54	-74	-194	-192
Minority interest	1	0	1	-1	0
Earnings per share for result attributable to shareholders of parent company (EUR/share)					
from continuing operations	-0.06	0.16	-0.22	-0.76	-0.75
from discontinued operations	0.00	0.00	0.00	0.17	0.17
Total	-0.06	0.16	-0.22	-0.59	-0.58

Taxes include taxes corresponding to the result for the period under review.

Condensed consolidated balance sheet

MEUR	31.3. 2008	%	31.3. 2007	%	31.12. 2007	%
Assets						
Non-current assets						
Goodwill	172	3.4	375	6.4	172	3.3
Other intangible assets	74	1.5	61	1.1	38	0.7
Tangible assets	2,680	53.1	2,991	51.4	2,820	54.3
Biological assets	44	0.9	41	0.7	47	0.9
Shares in associated and other companies	103	2.0	107	1.8	103	2.0
Interest-bearing receivables	26	0.5	34	0.6	27	0.5
Deferred tax receivables	5	0.1	31	0.5	4	0.1
Other non-interest-bearing receivables	8	0.2	19	0.3	14	0.3
	3,112	61.7	**3,659**	62.8	**3,225**	62.1
Current assets						
Inventories	651	12.9	666	11.4	619	11.9
Interest bearing receivables	145	2.9	93	1.6	62	1.2
Non-interest-bearing receivables	942	18.6	1 181	20.3	908	17.5
Cash and cash equivalents	197	3.9	137	2.4	380	7.3
	1,935	38.3	**2,077**	35.7	**1,969**	37.9
Assets classified as held for sale			86	1.5		
Total assets	**5,047**	100	**5,822**	100	**5,194**	100
SHAREHOLDERS' EQUITY AND LIABILITIES						
Shareholders' equity						
Equity attributable to shareholders of parent company	**1,571**	31.1	**1,864**	32.0	**1,618**	31.2
Minority interest	52	1.0	52	0.9	52	1.0
	1,623	32.1	**1,916**	32.9	**1,670**	32.2
Non-current liabilities						
Deferred tax liabilities	213	4.2	267	4.6	215	4.1
Post-employment benefit obligations	141	2.8	205	3.5	159	3.1
Provisions	61	1.2	99	1.7	72	1.4
Other non-interest-bearing liabilities	37	0.8	31	0.6	38	0.7
Interest-bearing liabilities	1,797	35.6	2,144	36.8	1,883	36.3
	2,249	44.6	**2,746**	47.2	**2,367**	45.6
Current liabilities						
Non-interest-bearing liabilities	712	14.0	825	14.2	704	13.5
Interest-bearing liabilities	463	9.3	304	5.2	453	8.7
	1,175	23.3	**1,129**	19.4	**1,157**	22.2
Liabilities relating to assets classified as held for sale			31	0.5		
Total liabilities	**3,424**	67.9	**3,906**	67.1	**3,524**	67.8
Total shareholders' equity and liabilities	**5, 047**	100	**5,822**	100	**5,194**	100

Condensed consolidated cash flow statement

MEUR	2008 Q1	2007 Q1	2007	2007 Q4
Result for the period	-19	54	-196	-193
Total adjustments	92	37	479	216
Change in working capital	-33	-27	42	74
Cash flow arising from operations	**40**	**64**	**325**	**97**
Net financial items	-18	-27	-160	-72
Income taxes paid	-13	-4	-38	-6
Net cash flow arising from operating activities	**9**	**33**	**127**	**19**
Investments in tangible and intangible assets	-21	-50	-259	-81
Divestments of assets and other	57	240	628	396
Net cash flow arising from investing activities	**36**	**190**	**369**	**315**
Share issue, minority interest	2	1	6	3
Changes in long-term loans and other financial items	-209	-247	-282	-84
Dividends paid	-20	-20	-20	0
Net cash flow arising from financing activities	**-227**	**-266**	**-296**	**-81**
Changes in cash and cash equivalents	**-182**	**-43**	**200**	**253**
Cash and cash equivalents at beginning of period	380	182	182	128
Translation difference in cash and cash equivalents	-1	-1	-2	-1
Changes in cash and cash equivalents	-182	-43	200	253
Assets held for sale, folding carton plants	0	-1	0	0
Cash and cash equivalents at end of period	**197**	**137**	**380**	**380**

Statement of changes in shareholders' equity

MEUR	Share capital	Share premium	Translation difference	Fair value and other reserves	Retained earnings	Minority interest	Total
Shareholders' equity 1.1.2007, IFRS	**558**	**667**	**3**	**10**	**605**	**63**	**1,906**
Translation differences			-13				-13
Net investment hedge			12				12
Currency flow hedges, recorded in equity				-16			-16
transferred to income statement's sales				6			6
Interest flow hedges recorded in equity							
Commodity hedges recorded in equity							
Transferred to income statement's purchases				-2			-2
Tax on equity components			-3	3			0
Net expenses recognised directly in equity			-4	-9			-13
Result for the period					54		54
Total recognised income and expenses for the period			-4	-9	54		41
Related party transactions							
Changes in minority interest							
Sale of Metsä-Botnia shares (9%)						-11	
Metsä-Botnia restructuring in Uruguay						1	
Total						-10	-10
Dividends paid					-20	-1	-21
Related party transactions					-20	-11	-31
Shareholders' equity 31.3.2007, IFRS	**558**	**667**	**-1**	**1**	**639**	**52**	**1,916**
Shareholders' equity 1.1.2008, IFRS	**558**	**667**	**-11**	**13**	**391**	**52**	**1,670**
Translation differences			-9			-2	-11
Net investment hedge			6				6
Currency flow hedges, recorded in equity				7			7
transferred to income statement's sales				-4			-4
Interest flow hedges recorded in equity				-1			-1

transferred income statement's financial items				-1			-1
Commodity hedges							
recorded in equity				-6			-6
transferred income statement's purchases				1			1
Tax on equity components			-1	1			0
Net expenses recognised directly in equity			-4	-3		-2	-9
Loss for the period					-20	1	-19
Total recognised income and expenses for the period			-4	-3	-20	-1	-28
Related party transactions							
Changes in minority interest							
Metsä-Botnia restructuring in Uruguay						1	
						1	1
Dividends paid					-20		-20
Related party transactions					-20	1	-19
Shareholders' equity 31.3.2008, IFRS	**558**	**667**	**-15**	**10**	**351**	**52**	**1,623**

Key ratios	2008 Q1	2007 Q1	2007	2007 Q4
Sales, MEUR	1,099	1,157	4,440	1,085
EBITDA, MEUR	102	193	444	70
excl. non-recurring items, MEUR	81	101	366	78
Operating profit, MEUR	24	97	-120	-245
excl. non-recurring items, MEUR	3	21	49	-6
Result from continuing operations				
before taxes, MEUR	-16	55	-273	-288
excl. non-recurring items, MEUR	-37	-21	-104	-49
Result for the period				
from continuing operations, MEUR	-18	52	-250	-249
from discontinued operations, MEUR	-1	2	55	57
Total, MEUR	-19	54	-195	-192
Earnings per share				
from discontinuing operations, EUR	-0.06	0.16	-0.76	-0.75
from discontinued operations, EUR	0.00	0.00	0.17	0.17
Total, EUR	-0.06	0.16	-0.59	-0.58
Earnings per share, excl. non-recurring items				
from continuing operations, EUR	-0.12	-0.09	-0.32	-0.07
Return on equity, %	-4.4	9.9	-14.0	-53.0
excl. non-recurring items, %	-9.4	-7.3	-5.9	-0.4
Return on capital employed, %	2.9	9.7	-2.6	-24.4
excl. non-recurring items, %	0.8	2.5	1.4	-0.3
Equity ratio at end of period, %	32.2	32.9	32.1	32.1
Gearing at end of period, %	117	114	112	112
Shareholders' equity per share at end of period, EUR	4.79	5.68	4.93	4.93
Net interest-bearing liabilities				
at end of period, MEUR	1,892	2,189	1,867	1,867
Gross capital expenditure, MEUR	21	50	259	81
Paper deliveries, 1,000 t	986	1,029	3,949	980
Board deliveries, 1,000 t	298	291	1,203	291
Personnel at end of period	9,122	14,509	9,508	9,508

EBITDA = Earnings before interest, taxes, depreciation and amortization

Securities and guarantees, MEUR	2008 Q1	2007 Q1	2007
For own liabilities	59	60	61
On behalf of associated companies	1	1	1
On behalf of Group companies	4	5	4
On behalf of others	3	3	3
Total	**67**	**69**	**69**

Open derivative contracts, MEUR	2008 Q1	2007 Q1	2007
Interest rate derivatives	1,735	2,810	1,954
Foreign exchange derivatives	3,112	3,795	3,809
Other derivatives	150	167	133
Total	4,997	6,772	5,896

The fair value of open derivative contracts calculated at market value was EUR 4.3 million at the end of the review year (EUR 14.7 million 31 December 2007).

The gross amount of open contracts also includes closed contracts, totalling EUR 2,326.8 million (31 December 2007: EUR 2,713.9 million).

Commitments related to fixed assets, MEUR	2008	2007	2007
	Q1	Q1	
Payments in less than a year	5	103	22
Payments later	1	10	4

Changes in property, plant and equipment, MEUR	2008	2007	2007
	Q1	Q1	
Carrying value at beginning of period	2,820	3,156	3,156
Capital expenditure	21	49	250
Decrease	-72	-114	-186
Depreciation and impairment losses	-75	-77	-346
Translation difference	-14	-23	-54
Carrying value at end of period	**2,680**	**2,991**	**2,820**

Related-party transactions, MEUR Transactions with parent company and sister companies	2008 Q1	2007 Q1	2007
Sales	11	8	34
Other operating income	1	135	138
Purchases	161	121	549
Interest income	1	1	3
Interest expenses	1	2	8
Non-current receivables	19	21	19
Current receivables	49	63	41
Non-current liabilities	0	1	1
Current liabilities	46	38	149
Transactions with associated companies			
Sales	0	0	0
Purchases	1	1	4
Non-current receivables	2	7	0
Current receivables	8	0	7
Current liabilities	3	1	3

Accounting policies

The interim report was prepared in accordance with the IAS 34 standard Interim Financial Reporting and the accounting policies presented in M-real's Annual Report 2007.

The figures in the financial statement release are unaudited.

Taxes include taxes corresponding to the result for the period under review.

Calculation of key ratios

Return on equity (%)	=	(Profit from continuing operations before tax - direct taxes) per (Total equity (average))
Return on capital employed (%)	=	(Profit from continuing operations before tax + interest expenses, net exchange gains/losses and other financial expenses) per (Total assets - non-interest-bearing liabilities (average))
Equity ratio (%)	=	(Total equity) per (Total assets - advance payments received)
Gearing ratio (%)	=	(Interest-bearing liabilities - liquid funds - interest-bearing receivables) per (Total equity)
Earnings per share	=	(Profit attributable to shareholders of parent company) per (Adjusted number of shares (average))
Shareholders' equity per share	=	(Equity attributable to shareholders of parent company) per (Adjusted number of shares at end of review period)

Quarterly information

Sales and result by segment, MEUR	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	235	225	231	243	235	934
Graphic Papers	560	569	574	548	577	2,268
Office Papers	181	171	167	183	202	723
Internal sales and other operations	123	120	130	122	143	515
Sales	**1,099**	**1,085**	**1,102**	**1,096**	**1,157**	**4,440**
Consumer Packaging	36	24	45	28	39	136
Graphic Papers	56	10	52	31	27	120
Office Papers	16	25	21	15	-8	53
Other operations	-6	11	-2	-8	135	135
EBITDA	**102**	**70**	**116**	**66**	**193**	**444**
% of sales	9.3	6.5	10.5	6.0	16.7	10.0
Consumer Packaging	18	0	27	8	21	56
Graphic Papers	14	-71	16	-12	-14	-81
Office Papers	3	-173	7	1	-22	-187
Other operations	-11	-1	-7	-12	112	92
Operating profit	**24**	**-245**	**43**	**-15**	**97**	**-120**
% of sales	2.2	-22.6	3.9	-1.5	8.4	-2.7
Share of results in associated companies	0	-3	1	-1	0	-3
Exchange gains and losses	0	2	-2	2	-5	-3
Other net financial items	-40	-42	-39	-29	-37	-147
Result from continuing operations before tax	**-16**	**-288**	**4**	**-44**	**55**	**-273**
Income taxes	-2	39	-9	-4	-3	23
Result for the period from continuing operations	**-18**	**-249**	**-5**	**-48**	**52**	**-250**
Result for period from discontinued operations	-1	57	-3	-1	2	55
Result for the period	**-19**	**-192**	**-8**	**-49**	**54**	**-195**
Minority interest	-1	0	1	0	0	1
Financial result attributable to shareholders of parent company	**-20**	**-192**	**-7**	**-49**	**54**	**-194**
Earnings per share, EUR	-0.06	-0.58	-0.02	-0.15	0.16	-0.59

Non-recurring items, MEUR	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	-1	-8	0	-7	0	-15
Graphic Papers	22	-49	7	-2	-14	-58
Office Papers	0	-180	0	0	-30	-210
Other operations	0	-2	0	-4	120	114
Non-recurring items in operating result	**21**	**-239**	**7**	**-13**	**76**	**-169**
Non-recurring items in financial items	0	0	0	0	0	0
Non-recurring items total	**21**	**-239**	**7**	**-13**	**76**	**-169**
Consumer Packaging	37	25	45	33	39	142
Graphic Papers	34	20	48	33	41	142
Office Papers	16	20	21	15	22	78
Other operations	-6	13	-3	-4	-1	4
EBITDA, excl. non-recurring items	**81**	**78**	**111**	**77**	**101**	**366**
% of sales	7.4	7.2	10.1	7.0	8.7	8.2
Consumer Packaging	19	8	27	15	21	71
Graphic Papers	-8	-22	8	-9	0	-23
Office Papers	3	7	7	1	8	23
Other operations	-11	1	-6	-9	-8	-22
Operating profit excl. non-recurring items	**3**	**-6**	**36**	**-2**	**21**	**49**
% of sales	0.3	-0.6	3.3	-0.2	1.8	1.1
Result before taxes, excl. non-recurring items	-37	-49	-3	-31	-21	-104
% of sales	-3.4	-4.5	-0.2	-2.8	-1.8	-2.3
Result per share, excl. non-recurring items, EUR	-0.12	-0.07	-0.04	-0.12	-0.09	-0.32
Return on equity, excl. non-recurring items, %	-9.4	-0.4	-0.9	-2.4	-7.3	-5.9
Return on capital employed, excl. non-recurring items, %	0.8	-0.3	3.7	0.2	2.5	1.4

Return on capital employed, %	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	9.6	0.1	15.3	4.1	10.9	7.5
Graphic Papers	2.9	-14.1	3.2	-2.1	-2.5	-3.9
Office Papers	3.1	-114.8	4.9	0.6	-12.0	-29.6
Continuing operations total	**2.9**	**-24.4**	**4.4**	**-1.1**	**9.7**	**-2.6**

Capital employed, MEUR	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	781	731	742	741	777	731
Graphic Papers	2,025	1,907	2,046	2,042	2,077	1,907
Office Papers	475	518	681	665	669	518
Other equity	603	866	469	543	519	866
Continuing operations total	**3,884**	**4,022**	**3,938**	**3,991**	**4,043**	**4,022**

The capital employed for a segment included its assets: goodwill, other intangible goods, tangible assets, biological assets, investments in associates, inventories, accounts receivables, prepayments and accrued income (excluding interest and taxes), less the segment's liabilities (accounts payable, advance payments, accruals and deferred income (excluding interest and taxes).

Personnel, average	2008 Q1	2007 Q1	2007
Consumer Packaging	1,292	1,513	1,504
Graphic Papers	4,814	5,290	5,135
Office Papers	1,441	1,694	1,657
Other continuing operations	1,718	2,748	2,372
Discontinued operations		2,419	2,007
Total	**9,265**	**13,664**	**12,675**

Deliveries, 1,000 t	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	**298**	**291**	**297**	**313**	**302**	**1,203**
Graphic Papers	748	761	760	724	757	3,002
Office Papers	238	219	215	241	272	947
Paper segments, total	**986**	**980**	**975**	**965**	**1,029**	**3,949**

Production, 1,000 t	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2007
Consumer Packaging	**314**	**294**	**303**	**302**	**311**	**1,210**
Graphic Papers	755	736	752	735	739	2,962
Office Papers	200	213	223	257	280	973
Paper mills, total	**955**	**949**	**975**	**992**	**1,019**	**3,935**
Metsä-Botnia pulp 1)	**252**	**235**	**203**	**200**	**203**	**841**
M-real pulp	**446**	**400**	**455**	**398**	**426**	**1,679**

1) corresponds to M-real's share of 30 per cent in Metsä-Botnia

M-real raises the annual profit improvement programme target to EUR 150 million

M-real Corporation Stock Exchange Release 21.5.2008

M-real started an internal profit improvement and complexity reduction programme in November 2007 targeting EUR 100 million annual profit improvements. After continued in-depth investigations, M-real has identified additional profit improvement measures mainly in the business concept simplification in all business areas. Consequently, the original EUR 100 million annual profit improvement target is raised to EUR 150 million. Full annual profitability impact of these measures will be seen from 2010 onwards.

M-real continues the planning for yet additional profit improvement measures that are expected to be published later this year.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, VP, IR and Communications, tel. +358 10 465 4335

M-real's Capital Market's Day on 22 May 2008

M-real Corporation Stock Exchange Release 21.5.2008

M-real Corporation organises a Capital Market's Day on 22 May, 2008 in Tampere, Finland. Presentation material will be available on M-real's website www.m-real.com on 22.5.2008 at 2 p.m. at the latest.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, VP, IR and Communications, tel. +358 10 465 4335

Notice Pursuant to the Finnish Securities Market Act, Chapter 2, Section 10

M-real Corporation Stock Exchange Release 5 May 2008 at 10.15 p.m.

According to information received by M-real Corporation, the shareholding of Hermes Focus Asset Management Europe Ltd. has on 2 May, 2008 decreased to 4.86 percent of the shares of M-real Corporation. Voting rights conferred by the shares are 2.29 percent.

Hermes Focus Asset Management Europe Ltd. owns 390,153 A shares representing 1.07 percent of total number of A shares and 15,553,500 B shares representing 5.33 percent of total number of B shares in M-real Corporation.

M-REAL CORPORATION

Further information:
CFO Seppo Parvi, tel. +358 10 465 4321
VP, IR and Communications Juha Laine, tel. +358 10 465 4335

M-real's asset divestment programme proceeds

M-real Corporation Stock Exchange Release 27.5.2008

M-real Corporation and Kymppivoima Oy have today signed a sales contract according to which M-real sells Kymppivoima 100 000 B2 shares in Pohjolan Voima (PVO). The shares entitle to electricity from the new Olkiluoto nuclear power plant that is currently being built. The shares represent approximately 6.7 per cent of the total amount of B2 shares and voting rights. The sales price of the shares is EUR 80 million and the transaction is planned to be put into effect by 25 June 2008. M-real will book a non-recurring gain of about EUR 74 million from the transaction.

After the transaction M-real will own about 3 per cent of the total amount of PVO B2 shares and voting rights. In addition, M-real owns about 11 per cent of PVO B shares that entitle to electricity from the two current Olkiluoto nuclear power plants. M-real's self-sufficiency in electricity is about 60 per cent composed of own generation and ownerships in power plants. Today's transaction does not have impact on M-real's self-sufficiency in electricity.

This sale is a part of M-real's minimum EUR 200 million asset divestment programme launched in February 2008. M-real has so far divested assets worth EUR 162 million under its asset divestment programme. Asset items divested are the PVO shares and the New Thames mill. The asset divestment programme is planned to be completed by the end of the first quarter of 2009.

M-REAL CORPORATION

Further information:
CFO Seppo Parvi, tel. +358 10 465 4321
VP, IR and Communications Juha Laine, tel. +358 10 465 4335

M-real Corporation Stock Exchange Release 4.6.2008

M-real Reflex mill divestment to Arjowiggins cancelled

M-real and Arjowiggins have decided not to pursue the sale of Reflex mill. The parties entered into the sale and purchase agreement on 12 October 2007 and the transaction was conditionally approved by the European Commission on 4 June 2008. The condition was that Arjowiggins should divest Reflex mill's carbonless and digital imaging businesses to a third party. After thorough analysis, the parties conclude that the rationale to complete the transaction under the condition was considerably weakened.

Reflex mill will continue to be developed as part of M-real.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, VP, IR and Communications, tel. +358 10 465 4335

END